                                2,500,000 SHARES

                                                                       [LOGO]
3DX TECHNOLOGIES INC.
------------------------------------------
                                  COMMON STOCK

    Of the 2,500,000 shares of Common Stock, par value $0.01 per share ("Common Stock"), of 3DX Technologies Inc., a Delaware corporation (the "Company" or "3DX Technologies"), offered hereby, 2,400,000 shares are being sold by the Company and 100,000 shares are being sold by Landmark Graphics Corporation (the "Selling Stockholder"). See "Principal and Selling Stockholders." Prior to this offering (the "Offering"), there has been no public market for the Common Stock of the Company. The initial public offering price is $11 per share. See "Underwriting" for information relating to the factors considered in determining the initial public offering price. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholder.

    SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.

                             ---------------------

    The shares of Common Stock have been approved for quotation on the Nasdaq National Market under the symbol "TDXT," subject to official notice of issuance.

                           --------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                       PRICE            UNDERWRITING          PROCEEDS TO          PROCEEDS TO
                     TO PUBLIC          DISCOUNT (1)          COMPANY (2)      SELLING STOCKHOLDER
Per Share.....        $11.00                $0.77               $10.23               $10.23
Total (3).....      $27,500,000          $1,925,000           $24,552,000          $1,023,000

(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting Offering expenses payable by the Company estimated to be $775,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to an aggregate of 375,000 additional shares of Common Stock, at the Price to Public, less the Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount and Proceeds to Company and Proceeds to the Selling Stockholder will be $31,625,000, $2,213,750, $28,388,250 and
    $1,023,000, respectively. See "Underwriting."

                           --------------------------

    The shares of Common Stock are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the shares of Common Stock will be made at the office of Howard, Weil, Labouisse, Friedrichs Incorporated, Energy Centre, 1100 Poydras Street, Suite 3500, New Orleans, Louisiana, or through the facilities of The Depository Trust Company, on or about December 26, 1996.

                           --------------------------

HOWARD, WEIL, LABOUISSE, FRIEDRICHS  PETRIE PARKMAN & CO.

                    INCORPORATED

               The date of this Prospectus is December 19, 1996.

                            ------------------------

    IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY AND SHOULD BE READ IN CONJUNCTION WITH THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS OF THE COMPANY AND THE NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. EXCEPT AS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED AND GIVES EFFECT TO A REVERSE SPLIT (THE "REVERSE SPLIT") OF THE COMMON STOCK AT A RATIO OF 0.517-TO-1 TO BE EFFECTED IMMEDIATELY PRIOR TO THE CONSUMMATION OF THE OFFERING. SEE THE "GLOSSARY OF CERTAIN OIL AND GAS TERMS" APPEARING ELSEWHERE HEREIN FOR DEFINITIONS OF CERTAIN TERMS USED IN THIS PROSPECTUS. INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER THE CAPTION "RISK FACTORS."

                                  THE COMPANY

    3DX Technologies is a knowledge-based oil and gas exploration company whose core competence and strategic focus is the utilization of 3-D seismic imaging and other advanced technologies in the search for commercial quantities of hydrocarbons. The Company only enters into arrangements that enable it to combine its expertise and exploration capabilities with the operating skills of other oil and gas companies. The Company participates in carefully selected exploration projects as a non-operating, working interest owner, sharing both risks and rewards with its partners. The Company commenced operations in January 1993 to take advantage of perceived opportunities emerging from changes in the domestic oil and gas industry, including the divestiture of domestic oil and gas properties, advances in technology and the outsourcing of specialized technical capabilities. By reducing drilling risk through 3-D imaging and analysis, the Company seeks to improve the expected return on investment in its oil and gas projects.

    The Company has developed a rigorous screening process that it applies to all projects that it considers. The screening process, which is adapted continually to incorporate the Company's ongoing experience, is designed to produce a balanced portfolio of projects that have reliable and experienced operating partners, are conducive to the application of advanced 3-D technology, have significant upside potential and may be extended into exploration trends.

    As of the date of this Prospectus, the Company's current portfolio includes 12 active operator partners and 24 exploration projects, primarily located onshore and near shore within the Gulf Coast region from South Texas to Southern Florida. Although the Company's current geographic focus is principally the Gulf Coast region, the Company has and will continue to pursue opportunities that may become available in other select geographic areas as its capital resources increase.

    The Company believes that it can effectively and efficiently participate in an increasing number of concurrent projects by continually improving its techniques for acquiring and analyzing data. One example of such an improvement is the Company's 3DXPRESS process, an innovative exploration technique that improves the quality of seismic data and significantly compresses the time frame traditionally required for acquisition, processing, imaging and analysis. This process allows analysis of 3-D data while the seismic survey is being conducted, giving the Company's explorationists the ability to ensure data quality and to steer data collection toward more promising prospective areas. Utilizing this technology, the Company has been able to image and analyze an increased number of projects concurrently and to identify potential drilling sites more rapidly and accurately.

    Since its formation through the date of this Prospectus, the Company has participated in the drilling of 32 gross wells that have been drilled based on the Company's site and target depth recommendations. Twenty of these wells were successful and discovered estimated proved reserves of 40.3 Bcfe (2.8 Bcfe net to the Company's interest), of which 27.0 Bcfe (2.1 Bcfe net to the Company's interest) were discovered during the first nine months of 1996. The Company currently expects to participate in the drilling of between 35 and 40 wells during 1997, although the number of wells may increase as additional projects are added to the Company's portfolio. The Company believes that the disciplined approach it utilizes to select its partners and projects, together with its technological expertise, will result in improved exploration success and project economics. This success should position the Company to acquire larger working interests in an increased number of exploration projects.

                                  THE OFFERING

Shares of Common Stock Offered:
  By the Company (1)..............  2,400,000
  By the Selling Stockholder......  100,000
      Total.......................  2,500,000
Shares of Common
  Stock Outstanding (1)(2):
  Before the Offering.............  4,505,049
  After the Offering..............  6,905,049

Use of proceeds...................  The net proceeds of the shares of Common Stock sold in the Offering by the Company, estimated to be
                                    approximately $23.8 million (approximately $27.6 million
                                    if the Underwriters' over-allotment option is exercised
                                    in full), will be used by the Company for (i) capital
                                    expenditures to fund the Company's exploration and
                                    development program; (ii) redemption of all of the
                                    issued and outstanding shares of the Company's
                                    Redeemable Preferred Stock, Series B, $0.01 par value
                                    per share (the "Series B Preferred Stock") and payment
                                    of all accrued but unpaid dividends on the Company's
                                    Senior Redeemable Convertible Preferred Stock, Series C,
                                    $0.01 par value per share (the "Series C Preferred
                                    Stock") prior to the conversion thereof; and (iii)
                                    general corporate purposes including expenses associated
                                    with hiring additional personnel. See "Use of Proceeds."

Nasdaq National Market symbol.....  TDXT

------------------------

(1) Excludes 375,000 shares of Common Stock subject to issuance pursuant to the over-allotment option granted to the Underwriters. See "Underwriting."

(2) Gives effect to the Transactions defined below, but excludes 1,501,813 shares of Common Stock reserved for issuance upon exercise of stock options which may be granted under the 1994 Stock Option Plan, as amended (the "Stock Option Plan"), of which options to purchase 794,479 shares of Common Stock, exercisable at prices ranging from $0.19 to $11.20 per share, have been granted and are outstanding as of the date hereof. See "Management--Stock Option Plan."

                                THE TRANSACTIONS

    The following transactions (collectively, the "Transactions") will be effected in connection with the consummation of the Offering: (i) the exercise of each of the 266,224 shares of Series C Preferred Stock issuable upon exercise of certain outstanding warrants (the "Series C Preferred Stock Warrants") at a price of $3.00 per share, (ii) the conversion of each of the then outstanding 2,928,465 shares of Series C Preferred Stock (consisting of the 2,662,241 shares of Series C Preferred Stock issued and outstanding as of the date of this Prospectus and the 266,224 shares to become outstanding upon exercise of the Series C Preferred Stock Warrant) into 1,514,017 shares of common stock (giving effect to the Reverse Split), with a total recorded value of $8,711,040 (consisting of the September 30, 1996 book value of the outstanding Series C Preferred Stock of $7,912,368 plus the gross proceeds of $798,672 from exercise of the Series C Preferred Stock Warrant), (iii) the redemption immediately after the closing of this Offering of all issued and outstanding shares of the Series B Preferred Stock (including the effects of a $376,676 redemption premium which adjusts the Series B Preferred Stock carrying value to the liquidation price of $100 per share), and (iv) the payment immediately after the closing of this Offering of Series C Preferred Stock dividends currently accrued on the September 30, 1996 balance sheet of $780,423. See "Risk Factors-- Benefits of the Offering to Existing Stockholders." For the pro forma effects of these Transactions on the Company's balance sheet as of September 30, 1996 see the "Prospectus Summary--Summary Historical Financial Data," "Capitalization," "Selected Financial Data," and the Company's Financial Statements.

                       SUMMARY HISTORICAL FINANCIAL DATA

    The financial information set forth below for the period from inception of operations (January 6, 1993) through December 31, 1993 and for the years ended December 31, 1994 and 1995 is derived from the Financial Statements of the Company, which were audited by Arthur Andersen LLP. The financial information set forth below as of September 30, 1996 and for the nine month periods ended September 30, 1995 and 1996 is derived from unaudited financial statements of the Company which, in the opinion of management, include all adjustments necessary for a fair presentation of the financial condition and results of operations of the Company for such periods. The results of operations for interim periods are not necessarily indicative of a full year's operations. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Financial Statements of the Company, the notes related thereto and the other financial data included elsewhere in this Prospectus.

                                          PERIOD
                                           FROM
                                        INCEPTION
                                            OF
                                        OPERATIONS
                                         (JANUARY
                                         6, 1993)    YEAR ENDED DECEMBER      NINE MONTH PERIODS
                                         THROUGH             31,             ENDED SEPTEMBER 30,
                                         DECEMBER   ----------------------  ----------------------
                                         31, 1993      1994        1995        1995        1996
                                        ----------  ----------  ----------  ----------  ----------
                                                                                 (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
Revenues:
  Oil and gas.........................  $ --        $  303,836  $  274,511  $  202,185  $  408,459
  Rental income.......................  127,034        100,962      58,195      45,563     120,098
  Interest and other..................    7,528         52,817     236,186     125,549     217,678
                                        ----------  ----------  ----------  ----------  ----------
    Total revenues....................  134,562        457,615     568,892     373,297     746,235

Costs and expenses:
  Lease operating.....................    --            14,225      60,877      31,443      28,463
  Production taxes....................    --            19,812      17,656      12,380      22,764
  Impairment of oil and gas
    properties........................    --            --       1,627,321   1,477,567   1,476,690
  Depletion, depreciation &
    amortization......................   65,368        210,347     446,350     287,933     463,573
  General and administrative..........  596,267        598,244     905,063     652,671   1,343,660
  Interest and other..................   88,006         --          --          --             289
                                        ----------  ----------  ----------  ----------  ----------
    Total costs and expenses..........  749,641        842,628   3,057,267   2,461,994   3,335,439
                                        ----------  ----------  ----------  ----------  ----------
Net loss from continuing operations...  (615,079  )   (385,013) (2,488,375) (2,088,697) (2,589,204)
Dividends on preferred stock..........  (52,790   )   (421,696) (1,058,956)   (113,257)   (505,167)
Accretion on preferred stock..........  (14,353   )    (30,367)    (48,408)    (34,681)    (41,133)
                                        ----------  ----------  ----------  ----------  ----------
Net loss from continuing operations
  applicable to common stockholders...  $(682,222 ) $ (837,076) $(3,595,739) $(2,236,635) $(3,135,504)
                                        ----------  ----------  ----------  ----------  ----------
                                        ----------  ----------  ----------  ----------  ----------
Pro forma net loss from continuing
  operations applicable to common
  stockholders (unaudited) (1)........                          $(2,488,375)            $(2,589,204)
                                                                ----------              ----------

Pro forma primary and fully diluted
  net loss from continuing operations
  per share (unaudited)...............                          $    (0.47)             $    (0.49)
                                                                ----------              ----------

Pro forma weighted average number of
  common shares outstanding
  (unaudited) (2).....................                           5,335,982               5,337,553
                                                                ----------              ----------

                                                                         SEPTEMBER 30, 1996
                                                        -----------------------------------------------------
                                                                             (UNAUDITED)
                                                                     PRO FORMA                AS ADJUSTED FOR
                                                          ACTUAL    ADJUSTMENTS   PRO FORMA    OFFERING (6)
                                                        ----------  -----------  -----------  ---------------
BALANCE SHEET DATA:
  Working capital.....................................  $3,435,650   $ 798,672(3)  $4,234,322   $20,543,799
  Property and equipment, net.........................   4,852,759      --        4,852,759       4,852,759
  Total assets........................................   8,994,140     798,672(3)  9,792,812     26,102,289
  Long-term debt......................................      --          --           --             --
  Accrued dividends...................................     780,423      --          780,423         --
  Mandatorily redeemable Series B preferred stock.....   6,310,424     376,676(5)  6,687,100        --
  Mandatorily redeemable Series C preferred stock.....   7,912,368  (7,912,368)(4)     --           --
  Common Stockholders' (deficit) equity...............  $(6,704,515)  $8,334,364(3    (5)  $1,629,849   $25,406,849

------------------------------

(1) Adjusted to eliminate dividends and accretion on the Series B Preferred Stock and Series C Preferred Stock as if the shares of Series B Preferred Stock had been redeemed and the shares of Series C Preferred Stock had been converted into shares of Common Stock as of the beginning of the respective periods.

(2) Adjusted for both periods to give effect to the issuance and sale of a sufficient number of shares of Common Stock in the Offering to redeem all the issued and outstanding shares of Series B Preferred Stock and pay the accrued dividends.

(3) Adjustments required to give effect for the exercise of the Series C Preferred Stock Warrants as described on page 5. See "--The Transactions."

(4) Adjustments to give effect to the conversion of all outstanding Series C Preferred Stock. See "--The Transactions."

(5) Adjustment to give effect to the $376,676 redemption premium on the Series B Preferred Stock.

(6) Adjusted to give effect to the Offering and the proposed application of net proceeds therefrom as described in "Use of Proceeds."

                       SUMMARY OPERATING AND RESERVE DATA

    The following table sets forth certain summary operating data for the Company for the periods indicated:

                                                                              NINE MONTH PERIODS
                                             YEAR ENDED DECEMBER 31,         ENDED SEPTEMBER 30,
                                        ----------------------------------  ----------------------
                                           1993        1994        1995        1995        1996
                                        ----------  ----------  ----------  ----------  ----------
PRODUCTION DATA (NET):
  Gas (MMcf)..........................      --           105.1        97.1        73.3       117.8
  Oil and condensate (MBbls)..........      --             6.1         6.7         4.5         6.5
  Total equivalent (MMcfe)............      --           141.7       137.3       100.3       156.8

AVERAGE SALES PRICE PER UNIT:
  Gas (Mcf)...........................      --      $      1.93 $      1.59 $      1.63 $      2.41
  Oil and condensate (Bbl)............      --            16.58       17.89       18.35       19.17

AVERAGE EXPENSES (PER MCFE):
  Lease operating (1).................      --      $      0.24 $      0.57 $      0.44 $      0.33
  Depletion of oil and gas properties
    (2)...............................      --             0.64        1.15        0.94        0.81

------------------------

(1) Includes all direct expenses of operating the Company's properties, as well as severance and ad valorem taxes.

(2) Excludes depreciation and amortization of technical interpretation equipment, office furniture and equipment and office leasehold improvements, impairments of oil and gas properties and amortization of organization costs.

    The following table sets forth summary information with respect to the Company's estimated proved oil and gas reserves as of each of the dates indicated, which estimates have been prepared by the Company. Crude oil and condensate are converted to Mcfe on the basis of one barrel of crude oil and condensate to six Mcfe. See "Risk Factors--Uncertainty of Estimates of Oil and Gas Reserves" and "Business--Oil and Gas Reserves."

                                                  AT DECEMBER 31,
                                        -----------------------------------  AT SEPTEMBER 30,
                                          1993         1994         1995           1996
                                        ---------  ------------  ----------  ----------------
ESTIMATED NET PROVED RESERVES DATA:
  Gas (MMcf)..........................         20         1,237         443          2,169(1)
  Oil and condensate (MBbls)..........          4            40          41             31(1)
  Total equivalent (MMcfe)............         44         1,477         689          2,355

  Pre-tax present value of proved
    reserves discounted at 10%........  $  60,000  $  1,606,000  $  771,000  $   2,775,000(1)

------------------------

(1) Estimates of the Company's net proved gas and oil and condensate reserves and related revenue estimates as of September 30, 1996 were prepared by the Company and 2,146 MMcf and 27.3 MBbls of such gas and oil and condensate volumes, respectively, and $2,723,338 of pre-tax present values, have been the subject of a reserve report (the "Ryder Scott Reserve Report") prepared by Ryder Scott Company ("Ryder Scott"). A summary report prepared by Ryder Scott is included as Appendix A hereto. The other oil and gas reserve volumes and values at September 30, 1996 relate to royalty interests in other wells which were engineered solely by the Company's personnel.

                                  RISK FACTORS

    See "Risk Factors" beginning on page nine for a discussion of certain factors that should be considered by prospective purchasers of the shares of Common Stock offered hereby.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

    Certain statements contained in this Prospectus under the captions "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," including statements regarding anticipated capital expenditures, estimates of proved reserves, future rates of production and timing of capital expenditures and regulatory reform, and other statements contained herein regarding matters that are not historical facts, are forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those discussed under "Risk Factors."

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION AND FINANCIAL DATA SET FORTH ELSEWHERE IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY.

LIMITED OPERATING HISTORY AND SIGNIFICANT HISTORICAL OPERATING LOSSES

    The Company commenced its operations in 1993 and has only a limited operating history. Potential investors, therefore, have limited historical financial and operating information upon which to base an evaluation of the Company's performance and an investment in shares of Common Stock. For example, the producing wells within exploration projects in which the Company is participating have been on production only for a short period of time. Therefore, estimations with respect to the proved reserves and level of future production attributable to these wells are difficult to determine and there can be no assurance as to the volume of recoverable reserves that will be realized from such wells. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of their development. As a result of operating expenses, the Company has incurred significant operating and net losses to date. Net losses for 1993, 1994 and 1995 and the nine months ended September 30, 1996 were approximately $615,000, $385,000, $2.5 million and $2.6 million, respectively. At September 30, 1996, the Company had an accumulated deficit of $8.3 million. The development of the Company's business and its participation in an increasingly larger number of projects has required and will continue to require substantial expenditures. The Company's future financial results will depend primarily on its ability to economically locate hydrocarbons in commercial quantities, to provide drilling site and target depth recommendations resulting in profitable productive wells and on the market prices for oil and gas. There can be no assurance that the Company will achieve or sustain profitability or positive cash flows from operating activities in the future. See "--Substantial Capital Requirements and Liquidity,"
"--Variability of Operating Results," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Oil and Gas Reserves."

VOLATILITY OF OIL AND GAS PRICES

    Although the Company's primary efforts are focused on reducing the hydrocarbon finding costs in those projects in which it participates, the Company's revenues, profitability, cash flow and future growth are affected by changes in prevailing oil and gas prices. Oil and gas prices have been subject to wide fluctuations in recent years in response to relatively minor changes in the supply and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond the control of the Company, including economic, political and regulatory developments and competition from other sources of energy. It is impossible to predict future oil and gas price movements with any certainty. Currently, the Company does not engage in hedging activities. As a result, the Company may be more adversely affected by fluctuations in oil and gas prices than other industry participants that do engage in such activities. No assurances can be given as to the future level of activity in the oil and gas exploration and development industry and its relationship to the future demand for the expertise offered by the Company. An extended or substantial decline in oil and gas prices could have a material adverse effect on the Company's financial position and results of operations, the volume of oil and gas that may be economically produced by operations of projects in which the Company participates and the Company's access to capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Oil and Gas Reserves."

RELIANCE ON SIGNIFICANT PARTNERS

    The Company has in the past and expects in the future to rely extensively upon its existing and future partners to offer opportunities for the Company to participate in exploration projects. As of the date of this Prospectus, all of the Company's oil and gas revenues have been derived from its participation in projects involving four partners. These four partners are Cox & Perkins Exploration, Inc., Browning Oil Company, Prime Energy Management Corporation and Parallel Petroleum Company. The Company's inability to secure future business opportunities generated by these or other partners could limit the Company's ability to fully implement its business plan and could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Significant Business Relationships."

NON-OPERATOR STATUS

    The Company focuses exclusively on providing 3-D imaging and relies upon other project partners to provide and complete all other project operations and responsibilities including land acquisition, drilling, marketing and project administration. As a result, the Company has only a limited ability to exercise control over a significant number of a project's operations or the associated costs of such operations. The success of a project is dependent upon a number of factors which are outside of the Company's area of expertise and project responsibilities. Such factors include: (i) the availability of favorable lease terms and required permitting for projects, (ii) the availability of future capital resources by the Company and the other participants for the purchasing of leases and the drilling of wells, (iii) the approval of other participants to the purchasing of leases and the drilling of wells on the projects and (iv) the economic conditions at the time of drilling, including the prevailing and anticipated prices for oil and gas. The Company's reliance on other project partners and its limited ability to directly control certain project costs could have a material adverse effect on the realization of expected rates of return on the Company's investment in projects.

ABILITY TO DISCOVER ADDITIONAL RESERVES

    The Company's future success is dependent upon its ability to economically locate additional oil and gas reserves in commercial quantities. The Company's ability to do so is dependent upon a number of factors, including its participation in multiple exploration projects and its technological capability to locate oil and gas in commercial quantities. Because the Company does not generate or develop its own projects (except in instances relating to trend plays), relying instead upon other industry participants to do so, no assurances can be given that the Company will have the opportunity to participate in projects which economically produce commercial quantities of hydrocarbons in amounts necessary to meet its business plan or that the projects in which it elects to participate will be successful. Except to the extent that the Company successfully locates commercial quantities of economically recoverable oil and gas, the Company's proved reserves will decline as reserves are produced. There can be no assurance that the Company will be able to discover additional commercial quantities of oil and gas or that the Company's project partners will have success drilling productive wells and acquiring properties at low finding costs. See "--Non-Operator Status" and "Business--Oil and Gas Reserves."

SUBSTANTIAL CAPITAL REQUIREMENTS AND LIQUIDITY

    The Company makes, and will continue to make, substantial capital expenditures for the development, exploration, acquisition and production of oil and natural gas reserves. Historically, the Company has financed these expenditures primarily with proceeds from the sale of its equity securities in private offerings and cash generated by operations. The Company had oil and gas capital expenditures of $2.2 million during 1995 and $2.9 million during the nine months ended September 30, 1996, respectively, and as of November 1, 1996 planned to incur oil and gas capital expenditures of approximately $2.1 million during the three months ended December 31, 1996 and approximately $14.9 million in 1997. Management believes that the Company will have sufficient cash provided by this Offering and by operating activities to fund planned capital expenditures through 1997. However, if operating revenues are lower than the Company anticipates, as a result of lower oil and gas prices, operating difficulties or any other reason, the Company will not have the funds necessary to undertake or complete its 1997 exploration program. There can be no assurance that additional debt or equity financing will be available to meet these requirements. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

UNCERTAINTY OF ESTIMATES OF OIL AND GAS RESERVES

    There are numerous uncertainties inherent in estimating oil and gas reserves and in projecting future rates of production. Petroleum engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and gas reserves and of future net cash flows depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies, and assumptions concerning future oil and gas prices, future operating cost, severance and excise taxes, development costs and workover and remedial costs, all which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. Actual production, revenues and expenditures with respect to the Company's reserves will likely vary from estimates, and such variances may be material. See "Business--Oil and Gas Reserves."

RISK OF EXPLORATORY DRILLING ACTIVITIES

    Pursuant to the Company's business plan, the Company's revenues and cash flow will be principally dependent upon the success of the exploratory drilling projects in which the Company participates. The success of such projects is determined by the economical location, development and production of commercial quantities of hydrocarbons. Exploratory drilling is subject to numerous risks, including the risk that no commercially productive oil and gas reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors including unexpected formation and drilling conditions, pressure or other irregularities in formations, equipment failures or accidents, as well as weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment. In addition, the Company's reliance upon 3-D imaging requires greater pre-drilling expenditures than the alternative forms of more traditional drill site location strategies, including 2-D imaging. For example, in one current project in which the Company is participating, the Company estimates the pre-drilling expenditures attributable to 3-D imaging in identifying an initial exploratory drilling location were $2.25 million. The Company believes that the pre-drilling expenditures which would have been incurred in identifying an initial exploratory drilling location within such project utilizing 2-D imaging would have been approximately $750,000. The inability to successfully locate and drill wells that will economically produce commercial quantities of oil and gas would have a material adverse effect on the Company's business, financial position and results of operations. See "--Non-Operator Status" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

BENEFITS OF THE OFFERING TO EXISTING STOCKHOLDERS

    Upon the consummation of the Offering, the Company intends to use approximately $6.7 million or 28% of the net proceeds (24% of the net proceeds if the Underwriters' over-allotment option is exercised in full) for the immediate redemption of all issued and outstanding shares of Series B Preferred Stock and approximately $780,000 or 3% of the net proceeds (3% of the net proceeds if the Underwriters' over-allotment option is exercised in full) to pay accrued but unpaid dividends on the issued and outstanding shares of Series C Preferred Stock, prior to the conversion of such shares into Common Stock. See "Prospectus Summary--The Transactions," "The Company," "Use of Proceeds" and "Management's

Discussion and Analysis of Financial Condition and Results of
Operations--Liquidity and Capital Resources."

COMPETITION

    The exploration for and production of oil and gas are highly competitive. Many companies and individuals are engaged in the business of acquiring interests in and developing onshore and near onshore oil and gas properties in the United States. The industry is not dominated by any single competitor or a small number of competitors. The Company competes with a large number of independent, technology-driven service companies and major and independent oil and gas companies for the acquisition of desirable oil and gas properties, as well as for the equipment and expertise required to operate and develop such properties. Many of these competitors have financial and other resources substantially in excess of those available to the Company. Such competitive disadvantages could adversely affect the Company's ability to participate in projects with favorable rates of return. See "Business--Competition."

TECHNOLOGICAL CHANGES

    The oil and gas industry is characterized by rapid and significant technological advancements and introductions of new products and services utilizing new technologies. As new technologies develop, the Company may be placed at a competitive disadvantage, and competitive pressures may force the Company to implement such new technologies at substantial cost. In addition, other oil and gas finding companies may implement new technologies before the Company, and consequently such companies may be able to provide enhanced capabilities and superior quality compared with that which the Company is able to provide. There can be no assurance that the Company will be able to respond to such competitive pressures and implement such technologies on a timely basis or at an acceptable cost. One or more of the technologies currently utilized by the Company or implemented in the future may become obsolete. In such case, the Company's business, financial condition and results of operations could be materially adversely affected. If the Company is unable to utilize the most advanced commercially available technology, the Company's business, financial condition and results of operations could be materially and adversely affected. See "Business--Competition."

OPERATING HAZARDS

    The exploration and development projects in which the Company participates are subject to the usual hazards incident to the drilling of oil and gas wells, such as cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires, pollution and other environmental risks. In addition, the offshore projects are subject to the additional hazards of marine operations, such as capsizing, collision and damage or loss from severe weather. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, environmental damage and suspension of operations. The Company indirectly, through operator partners, maintains insurance against some, but not all, of the risks described above. See "Business--Operating Hazards and Insurance."

COMPLIANCE WITH GOVERNMENTAL REGULATIONS

    Oil and gas operations are subject to extensive governmental regulation, which may be changed from time to time in response to economic or political conditions. The Company believes that the trend of more expansive and stricter environmental laws and regulations will continue. The implementation of new, or the modification of existing, environmental laws or regulations, including regulations to be promulgated pursuant to the Oil Pollution Act of 1990, could have a material adverse impact on the Company. See "Business--Regulation."

VARIABILITY OF OPERATING RESULTS

    The Company's operating results have in the past and may in the future fluctuate significantly depending upon a number of factors including industry conditions, prices of oil and gas, rate of drilling success, rates of production from completed wells and the timing of capital expenditures. Such variability could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, any failure or delay in the realization of expected cash flows from operating activities could limit the Company's ability to invest and participate in economically attractive projects. See "--Limited Operating History and Significant Historical Operating Losses" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS ASSOCIATED WITH MANAGEMENT OF GROWTH AND IMPLEMENTATION OF GROWTH STRATEGY

    The Company's rapid growth has placed, and is expected to continue to place, a significant strain on the Company's financial, technical, operational and administrative resources. As the Company increases its services and enlarges the number of projects it is evaluating or in which it is participating, there will be additional demands on the Company's financial, technical and administrative resources. The failure to continue to upgrade the Company's technical, administrative, operating and financial control systems or the occurrence of unexpected expansion difficulties, including the recruitment and retention of geoscientists and engineers, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Prospect Generation."

DEPENDENCE ON KEY PERSONNEL

    The Company has assembled a team of geologists, geophysicists and engineers who have considerable experience effectively applying 3-D imaging technologies. The Company is dependent upon the knowledge, skills and experience of these experts to provide 3-D imaging and assist the Company in reducing the risks associated with its participation in oil and gas exploration projects. In addition, the success of the Company's business also depends to a significant extent upon the abilities and continued efforts of its management, particularly
C. Eugene Ennis, the Company's President and Chief Executive Officer, Peter M. Duncan, Vice President of Technology and Douglas C. Nester, Vice President of Exploration. The Company maintains key man insurance on the lives of each of Messrs. Ennis and Nester and Dr. Duncan in the amounts of $1.5 million, $500,000 and $500,000, respectively. The Company does not have employment agreements with any of its employees. The loss of the services of key management personnel or the Company's technical experts, or the inability to attract additional qualified personnel, could have a material adverse effect on the Company's business, financial condition, results of operations, development efforts and ability to expand. There can be no assurance that the Company will be successful in attracting and retaining such executives, geoscientists and engineers. See "Management--Directors and Executive Officers" and "Management--Geoscientists and Engineers."

BROAD DISCRETION OVER USE OF PROCEEDS

    Approximately $14.9 million, or 63%, of the estimated net proceeds of the Offering has been allocated for capital expenditures to implement the Company's exploration and development program. Due to the number and variability of the factors that will be analyzed before the Company specifically identifies and commits to participate in projects or otherwise apply such net proceeds, the Company will have broad discretion to allocate a significant portion of the net proceeds from the Offering without any action or approval of the Company's stockholders. Accordingly, investors in the Common Stock will not have the opportunity to evaluate the economic, financial and other relevant information that will be considered by the Company in determining the application of such net proceeds. See "Use of Proceeds."

ABSENCE OF PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

    Prior to the Offering there has been no public market for the Common Stock, and although the Company has listed the Common Stock on the Nasdaq National Market System there can be no assurance that following the Offering an active trading market will develop or be maintained. The initial public offering price of the Common Stock offered hereby has been determined by negotiation between the Company and the representatives of the Underwriters and may bear no relationship to the price at which the Common Stock will trade after completion of the Offering. For factors considered in determining the initial public offering price, see "Underwriting." After completion of the Offering, the market price of the Common Stock could be subject to significant fluctuations in response to various factors and events, including the liquidity of the market for the Common Stock, variations in the Company's quarterly operating results, regulatory or other changes in the oil and gas industry generally, announcements of business developments by the Company or its competitors, changes in operating costs and changes in general market conditions. See "--Variability of Operating Results."

IMMEDIATE AND SUBSTANTIAL DILUTION

    Based upon the initial public offering price of $11.00 per share of Common Stock, purchasers of Common Stock in the Offering will experience immediate and substantial dilution of $7.32 per share in net tangible book value of outstanding Common Stock. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE

    Future sales of Common Stock by existing stockholders under Rule 144 ("Rule 144") of the Securities Act of 1933, as amended (the "Securities Act"), through the exercise of outstanding registration rights or otherwise, could have an adverse effect on the market price of the Common Stock and the ability of the Company to raise capital in the future. The shares of Common Stock sold in the Offering will be eligible for immediate resale, except to the extent acquired by affiliates of the Company. Commencing 180 days after the effective date of the Registration Statement of which this Prospectus is a part (the "Effective Date"), approximately 2,887,908 additional shares of Common Stock will be eligible for sale in the public market pursuant to Rule 144 upon expiration of lock-up agreements with the Underwriters. The remaining 1,517,140 shares outstanding upon completion of the Offering will be eligible for sale pursuant to Rule 144 upon the expiration of the current two-year holding period. Certain existing stockholders have rights under certain circumstances to require the Company to register a total of 4,401,925 shares of Common Stock commencing 180 days after the effective date of the Registration Statement of which this Prospectus forms a part. See "Description of Capital Stock--Registration Rights," "Shares Eligible for Future Sale" and "Underwriting."

    The Securities and Exchange Commission (the "Commission") has proposed amendments to Rule 144 which would reduce the holding period required for shares subject to Rule 144 to become eligible for resale on the public market. This proposal, if adopted, would increase the number of shares of the Company's Common Stock eligible for immediate resale following the expiration of lock-up agreements.

ANTI-TAKEOVER CONSIDERATIONS

    Prior to completion of the Offering, the Company's Restated Certificate of Incorporation, filed with the office of the Secretary of State of the State of Delaware on July 26, 1995 (the "Certificate of Incorporation") and Amended and Restated By-laws (the "Bylaws") was amended and restated to include certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors. These provisions may have the effect of delaying, deterring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Company's Board of Directors, even though such a transaction may offer the holders of Common Stock the opportunity to sell their stock at a price above the prevailing market price.

Such provisions may also render the removal of directors and management more difficult. Specifically, the Certificate of Incorporation and Bylaws, as the case may be, have been amended to provide for a classified Board of Directors serving staggered, three-year terms and certain advance notice requirements for stockholder nominations of candidates for election to the Company's Board of Directors and certain other stockholder proposals. Such provisions could limit the price that certain persons might be willing to pay in the future for shares of Common Stock. In addition, prior to completion of the Offering, the Certificate of Incorporation was amended and restated to authorize the Board of Directors of the Company to issue from time to time, without any further action of stockholders, up to one million shares of Preferred Stock (as defined herein), on such terms and with such rights, designations, preferences, qualifications, limitations and restrictions as the Board of Directors may determine. The issuance of such Preferred Stock, depending upon the rights, designations, preferences, qualifications, limitations and restrictions thereof, may have the effect of delaying, deterring or preventing a change in control of the Company or may otherwise adversely affect the interests of holders of Common Stock. Further, certain provisions of the Delaware General Corporation Law (the "DGCL") prevent certain stockholders from engaging in business combinations with the Company, subject to certain exceptions. See "Description of Capital Stock-- Preferred Stock," "Description of Capital Stock--Certain Provisions of the Certificate of Incorporation and Bylaws" and "Description of Capital Stock--Delaware Anti-Takeover Law."

                                  THE COMPANY

    3DX Technologies is a knowledge-based oil and gas exploration company whose core competence and strategic focus is the utilization of 3-D seismic imaging and other advanced technologies in the search for commercial quantities of hydrocarbons. The Company was founded by C. Eugene Ennis, Peter M. Duncan and Douglas C. Nester and began operations in January 1993 to take advantage of perceived opportunities emerging from changes in the domestic oil and gas industry, including the divestiture of domestic oil and gas properties, advances in technology and the outsourcing of specialized technical capabilities. Since it commenced operations, the Company has acquired working interests (generally ranging from 5% to 20%, although the Company has increased its working interest in certain selected exploration trends) in 30 projects and has found 40.3 Bcfe (2.8 Bcfe net to the Company's interest), of which 27.0 Bcfe (2.1 Bcfe net to the Company's interest) was found during the first nine months of 1996. As of the date of this Prospectus, the Company has working interests in 24 projects.

    During its initial phase of operations in 1993 and 1994, the Company pursued projects in West Texas and other domestic onshore areas. Although drilling results from these projects were favorable, the Company generally held small interests in such projects and ultimately determined that the Gulf Coast would provide the Company with a greater opportunity for the development of its business plan. Since that time, the Company has focused its efforts principally in the Gulf Coast region although it has and will continue to pursue opportunities that may become available in other select geographic areas. As a result of its initial experiences, the Company has developed a unique method of evaluating business opportunities, assembled a team of experienced explorationists and created innovative exploration techniques based on advanced technology to enable it to identify and participate in economically attractive projects. The Company believes that its technological expertise together with increased capital resources will enable the Company to further implement its business plan and growth strategy and achieve its operational and financial goals.

    The Company was initially capitalized in January 1993 through (i) the issuance and sale of 768,117 shares of Common Stock to the Company's three founders and (ii) the issuance of 100,000 shares of Convertible Preferred Stock, Series A, par value $0.01 per share ("Series A Preferred Stock"), to Landmark Graphics Corporation ("Landmark Graphics") for total consideration valued by the parties at $500,000. The issued and outstanding shares of Series A Preferred Stock were subsequently exchanged by Landmark Graphics for 329,003 shares of Common Stock. Thereafter, in November 1993 and October 1994 the Company raised additional capital in the amount of $5.4 million through the sale of units ("Units"), each Unit consisting of one share of Series B Preferred Stock and
30.215 shares of Common Stock. Additional capital in the amount of $8.0 million was raised by the Company in a private placement of Series C Preferred Stock during the third quarter of 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." The Company's largest stockholders include Citi Growth Fund L.P., R. Chaney & Partners-1993 L.P., Centennial Associates, L.P. and each of the founders, all of which have invested in both the Units and the Series C Preferred Stock, and NationsBanc Capital Corporation, Metropolitan Life Insurance Company and Centennial Energy Partners, L.P., all of which have invested exclusively in Series C Preferred Stock. See "Principal Stockholders and Selling Stockholders."

    The Company's principal executive offices are located at 12012 Wickchester, Suite 250, Houston, Texas. Its telephone number is (713) 579-3398.

                                USE OF PROCEEDS

    The net proceeds to be received by the Company from the sale of the shares of Common Stock offered hereby, after deducting estimated underwriting discounts and commissions and estimated expenses of the Offering, are estimated to be approximately $23.8 million ($27.6 million if the Underwriters' over-allotment option is exercised in full).

    Of the net proceeds of the Offering to be received by the Company, the Company intends to use (i) approximately $14.9 million to fund the Company's exploration and development program, (ii) approximately $7.5 million to redeem all of the issued and outstanding shares of Series B Preferred Stock and to pay accrued but unpaid dividends on the Series C Preferred Stock and (iii) the remainder for general corporate purposes, including expenses associated with hiring additional personnel. Specifically, during 1997, the Company intends to apply the net proceeds of the Offering in connection with budgeted oil and gas exploration and development expenditures which relate to estimated costs expected to be incurred as follows: (i) $8.6 million in projects within the Texas Gulf Coast trend; (ii) $2.5 million in projects within the Mississippi/Alabama trend; (iii) $870,000 in projects within the Sunniland trend; and (iv) $2.9 million in projects located in South Louisiana. The budgeted expenditures relate to costs incurred in connection with the acquisition of land and seismic data, the interpretation of seismic data and the drilling of exploratory and development wells. No assurances can be given however that actual expenditures will not vary significantly from such budgeted amounts.

    Because of the number and variability of factors that determine the Company's use of the net proceeds of the Offering, management will retain a significant amount of discretion over their application. There can be no assurance that such application will not vary substantially from the Company's plans described above. In addition, there can be no assurance that the Company will be able to generate or raise sufficient capital to enable it to realize fully all of its strategic objectives. See "Risk Factors--Substantial Capital Requirements and Liquidity" and "Risk Factors--Broad Discretion Over Use of Proceeds."

    Pending application of the net proceeds of the Offering, the Company expects that it will invest such funds in interest-bearing accounts or in United States government securities or other short term interest bearing investment grade securities.

                                DIVIDEND POLICY

    The Company has not declared or paid any cash dividends on its Common Stock since its formation and does not presently anticipate paying any cash dividends on its Common Stock in the foreseeable future. The Company currently intends to retain any future earnings to finance the expansion and continued development of its business. The future payment of cash dividends on the Common Stock will be within the sole discretion of the Company's Board of Directors and will depend upon the earnings, capital requirements and financial position of the Company, applicable requirements of the DGCL, general economic conditions and other factors considered relevant by the Company's Board of Directors.

                                    DILUTION

    The Company's pro forma net tangible book value as of September 30, 1996 was approximately $1.6 million or $0.36 per share. Pro forma net tangible book value per share represents the total amount of tangible assets of the Company, less the total amount of liabilities of the Company, divided by the number of shares of Common Stock outstanding on a fully diluted basis. All of the amounts below give effect to the Transactions. After giving effect to the sale by the Company of the 2,400,000 shares of Common Stock pursuant to the Offering at the initial public offering price of $11.00 per share, less estimated underwriting discounts and commissions and estimated expenses of the Offering payable by the Company, and the application of the estimated net proceeds therefrom, the Company's pro forma net tangible book value as of September 30, 1996 would have been approximately $25.4 million, or $3.68 per share of Common Stock. This represents an immediate increase in net tangible book value of $3.32 per share to existing stockholders and an immediate dilution in net tangible book value of $7.32 per share to new investors purchasing shares of Common Stock in the Offering (based upon the initial public offering price of $11 per share). The following tables provide the computation of pro forma net tangible book value and illustrate this dilution on a per share basis to the new investors:

                                                                                                      AMOUNT
                                                                                            --------------------------
                                                                            COMMON SHARES       TOTAL       PER SHARE
                                                                           ---------------  -------------  -----------
Actual net tangible book value at September 30, 1996.....................      2,991,032    $  (6,706,920)  $   (2.24)
Conversion of all issued and outstanding shares of Series C Preferred
  Stock..................................................................      1,376,379        7,912,368
Exercise and conversion of Series C Preferred Stock Warrants.............        137,638          798,672
Premium incurred on redemption of all issued and outstanding shares of
  Series B Preferred Stock...............................................                        (376,676)
                                                                           ---------------  -------------
Pro forma net tangible book value at September 30, 1996..................      4,505,049        1,627,444   $    0.36
Net Offering proceeds....................................................      2,400,000       23,777,000
                                                                           ---------------  -------------
Pro forma net tangible book value at September 30, 1996 after the
  Offering...............................................................      6,905,049    $  25,404,444   $    3.68

Initial public offering price per share of Common Stock..................                   $       11.00
  Pro forma net tangible book value per share of Common Stock at
    September 30, 1996...................................................    $      0.36
  Increase in net tangible book value per share attributable to net
    proceeds of the Offering.............................................           3.32
                                                                           ---------------
Pro forma net tangible book value per share after giving effect to the
  Offering...............................................................                            3.68
                                                                                            -------------
Immediate dilution in net tangible book value per share of Common Stock
  to new investors.......................................................                   $        7.32
                                                                                            -------------
                                                                                            -------------

    The following table sets forth, on a pro forma basis as of September 30, 1996, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by existing stockholders and by new investors in this Offering at the initial public offering price of $11.00 per share before deducting the estimated underwriting discounts and commissions and estimated expenses of the Offering payable by the Company:

                                                     SHARES PURCHASED       TOTAL CONSIDERATION       AVERAGE
                                                   ---------------------  ------------------------   PRICE PER
                                                     NUMBER     PERCENT      AMOUNT       PERCENT      SHARE
                                                   ----------  ---------  -------------  ---------  -----------
Existing stockholders............................   4,505,049       65.2% $   9,696,294       26.9%  $    2.15
New investors....................................   2,400,000       34.8%    26,400,000       73.1%      11.00
                                                   ----------  ---------  -------------  ---------
    Total........................................   6,905,049      100.0% $  36,096,294      100.0%       5.23
                                                   ----------  ---------  -------------  ---------
                                                   ----------  ---------  -------------  ---------

    The above tables exclude options to purchase 794,479 shares of Common Stock at exercise prices ranging from $0.19 to $11.20, which have been granted under the Stock Option Plan and are outstanding as of the date hereof and assume no exercise of the Underwriters' over-allotment option. See "Management--Stock Option Plan."

                                 CAPITALIZATION

    The following table sets forth each of the historical capitalization of the Company as of September 30, 1996 and the pro forma and as adjusted capitalization of the Company after giving effect to the Transactions and the issuance and sale of the shares of Common Stock by the Company pursuant to the Offering at the initial public offering price of $11.00 per share and the application of the estimated net proceeds from the Offering as described in "Use of Proceeds." This table should be read in conjunction with the Financial Statements of the Company, the notes thereto and the other financial data included elsewhere in this Prospectus.

                                                                      AS OF SEPTEMBER 30, 1996
                                                    -------------------------------------------------------------
                                                                     PRO FORMA                    AS ADJUSTED FOR
                                                     HISTORICAL    ADJUSTMENTS(3)    PRO FORMA      OFFERING(4)
                                                    -------------  --------------  -------------  ---------------
Cash and cash equivalents.........................  $   3,762,208   $    798,672   $   4,560,880   $  20,870,357
                                                    -------------  --------------  -------------  ---------------
                                                    -------------  --------------  -------------  ---------------
Long-term debt....................................  $    --         $    --        $    --         $    --
                                                    -------------  --------------  -------------  ---------------
                                                    -------------  --------------  -------------  ---------------
Mandatorily Redeemable Preferred Stock, Series B,
 $0.01 par value; 200,000 shares authorized,
 66,871 issued and outstanding, historical; no
 shares issued and outstanding, as adjusted.......      6,310,424        376,676       6,687,100        --
Senior Mandatorily Redeemable Convertible
 Preferred Stock, Series C, $0.01 par value;
 3,300,000 shares authorized, 2,662,241 issued and
 outstanding, historical; no shares issued and
 outstanding, as adjusted.........................      7,912,368     (7,912,368)       --              --
Common Stockholders' deficit:
Common Stock, $0.01 par value; 12,000,000 shares
 authorized, 2,991,032 shares issued and
 outstanding, historical; 20,000,000 shares
 authorized, 7,005,049 shares issued and
 outstanding, as adjusted(1)......................         29,910         15,140          45,050          69,050
Paid-in capital (net)(2)..........................      3,045,889      8,695,900      11,741,789      35,494,789
Deferred compensation related to certain stock
 options..........................................     (1,529,773)       --           (1,529,773)     (1,529,773)
Accumulated deficit...............................     (8,250,541)      (376,676)     (8,627,217)     (8,627,217)
                                                    -------------  --------------  -------------  ---------------
Common stockholders' (deficit) equity.............     (6,704,515)     8,334,364       1,629,849      25,406,849
                                                    -------------  --------------  -------------  ---------------
  Total capitalization............................  $   7,518,277   $    798,672   $   8,316,949   $  25,406,849
                                                    -------------  --------------  -------------  ---------------
                                                    -------------  --------------  -------------  ---------------

------------------------

(1) Excludes 1,501,813 shares of Common Stock reserved for issuance upon the exercise of stock options which may be granted under the Stock Option Plan, of which options to purchase 794,479 shares of Common Stock have been granted and are outstanding as of the date hereof. See "Management--Stock Option Plan." Upon consummation of the Offering, the Company's authorized capital will consist of a total of 21,000,000 shares of capital stock, which will be comprised of 20,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock").

(2) Net of notes receivable from the sale of shares of Common Stock in the amount of $16,448.

(3) Adjustments required to give effect for the exercise of the Series C Preferred Stock Warrants, the conversion of the Series C Preferred Stock into Common Stock and the charge to accumulated deficit of the $376,676 redemption premium for the Series B Preferred Stock as described on page 5. See "Prospectus Summary--The Transactions."

(4) Adjusted to give effect to the Offering and the application of net proceeds therefrom to redeem the issued and outstanding shares of Series B Preferred Stock and pay accrued but unpaid dividends on the issued and outstanding shares of Series C Preferred Stock as described in "Use of Proceeds."

                            SELECTED FINANCIAL DATA

    The financial information set forth below as of December 31, 1993 and for the period from inception of operations (January 6, 1993) through December 31, 1993 and as of and for the years ended December 31, 1994 and 1995 is derived from the Financial Statements of the Company, which were audited by Arthur Andersen LLP. The financial information set forth below as of September 30, 1996 and for the nine month periods ended September 30, 1995 and 1996 is derived from unaudited financial statements of the Company which, in the opinion of management, include all adjustments necessary for a fair presentation of the financial condition and results of operations of the Company for such periods. The results of operations for interim periods are not necessarily indicative of a full year's operations. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Financial Statements of the Company, the notes related thereto and the other financial data included elsewhere in this Prospectus.

                                                PERIOD FROM
                                               INCEPTION OF
                                                OPERATIONS             YEAR ENDED              NINE MONTH PERIODS
                                             (JANUARY 6, 1993)        DECEMBER 31,            ENDED SEPTEMBER 30,
                                                  THROUGH       -------------------------  --------------------------
                                             DECEMBER 31, 1993     1994          1995          1995          1996
                                             -----------------  -----------  ------------  ------------  ------------
                                                                                                  (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Oil and gas..............................    $    --          $   303,836  $    274,511  $    202,185  $    408,459
  Rental income............................          127,034        100,962        58,195        45,563       120,098
  Interest and other.......................            7,528         52,817       236,186       125,549       217,678
                                             -----------------  -----------  ------------  ------------  ------------
    Total revenues.........................          134,562        457,615       568,892       373,297       746,235

Costs and expenses:
  Lease operating..........................         --               14,225        60,877        31,443        28,463
  Production taxes.........................         --               19,812        17,656        12,380        22,764
  Impairment of oil and gas properties.....         --              --          1,627,321     1,477,567     1,476,690
  Depletion, depreciation & amortization...           65,368        210,347       446,350       287,933       463,573
  General and administrative...............          596,267        598,244       905,063       652,671     1,343,660
  Interest and other.......................           88,006        --            --            --                289
                                             -----------------  -----------  ------------  ------------  ------------
    Total costs and expenses...............          749,641        842,628     3,057,267     2,461,994     3,335,439
                                             -----------------  -----------  ------------  ------------  ------------

Net loss from continuing operations........         (615,079)      (385,013)   (2,488,375)   (2,088,697)   (2,589,204)
Dividends on preferred stock...............          (52,790)      (421,696)   (1,058,956)     (113,257)     (505,167)
Accretion on preferred stock...............          (14,353)       (30,367)      (48,408)      (34,681)      (41,133)
                                             -----------------  -----------  ------------  ------------  ------------
Net loss from continuing operations
 applicable to common stockholders.........    $    (682,222)   $  (837,076) $ (3,595,739) $ (2,236,635) $ (3,135,504)
                                             -----------------  -----------  ------------  ------------  ------------
                                             -----------------  -----------  ------------  ------------  ------------
Pro forma net loss from continuing
 operations applicable to common
 stockholders (unaudited) (1)..............                                  $ (2,488,375)               $ (2,589,204)
                                                                             ------------                ------------
                                                                             ------------                ------------

Pro forma primary and fully diluted net
 loss from continuing operations per share
 (unaudited)...............................                                  $      (0.47)               $      (0.49)
                                                                             ------------                ------------
                                                                             ------------                ------------

Pro forma weighted average number of common
 shares outstanding (unaudited) (2)........                                     5,335,982                   5,337,553
                                                                             ------------                ------------
                                                                             ------------                ------------

                                                                                   SEPTEMBER 30, 1996
                                                                --------------------------------------------------------
                                        DECEMBER 31,                                  (UNAUDITED)
                              --------------------------------                PRO FORMA                  AS ADJUSTED FOR
                                1993       1994        1995       ACTUAL     ADJUSTMENTS     PRO FORMA     OFFERING(6)
                              ---------  ---------  ----------  ----------  --------------  -----------  ---------------
BALANCE SHEET DATA:
  Working capital...........  $2,003,266 $2,102,586 $7,264,763  $3,435,650   $    798,672(3)  $4,234,322   $20,543,799
  Property and equipment,
    net.....................    635,696  2,669,177   2,935,093   4,852,759        --         4,852,759       4,852,759
  Total assets..............  2,791,694  5,196,795  10,450,504   8,994,140        798,672(3)  9,792,812     26,102,289
  Accrued dividends.........     --         --         275,256     780,423        --           780,423         --
  Long-term debt............     --         --          --          --            --            --             --
  Series B Preferred
    Stock...................  2,630,825  5,451,522   6,277,826   6,310,424        376,676(5)  6,687,100        --
  Series C Preferred
    Stock...................     --         --       7,903,833   7,912,368     (7,912,368)(4)     --           --
  Common Stockholders'
    equity (deficit)........  $  16,365  $(673,972) $(4,240,319) $(6,704,515)  $  8,334,364(     (5)  $1,629,849   $25,406,849

------------------------------

(1) Adjusted to eliminate dividends and accretion on the issued and outstanding shares of Series B Preferred Stock and Series C Preferred Stock as if the shares of Series B Preferred Stock had been redeemed and the shares of Series C Preferred Stock had been converted into shares of Common Stock as of the beginning of the respective periods.

(2) Adjusted for both periods to give effect to the issuance and sale of a sufficient number of shares of Common Stock in the Offering to redeem all the issued and outstanding shares of Series B Preferred Stock and pay the accrued dividends.

(3) Adjustments required to give effect for the exercise of the Series C Preferred Stock Warrants as described on page 5. See "Prospectus Summary--The Transactions."

(4) Adjustments required to give effect to the conversion of all outstanding Series C Preferred Stock as described on page 5. See "-- The Transactions."

(5) Adjustment required to give effect to the $376,676 redemption premium on the Series B Preferred Stock.

(6) Adjusted to give effect to the Offering and the proposed application of net proceeds therefrom as described in "Use of Proceeds."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following is a discussion of the financial condition and results of operations of the Company for the nine months ended September 30, 1995 and 1996 and the three years ended December 31, 1993, 1994 and 1995. This discussion should be read in conjunction with the Financial Statements of the Company, the notes related thereto and the other financial data included elsewhere in this Prospectus.

OVERVIEW

    3DX Technologies is a knowledge-based oil and gas exploration company whose core competence and strategic focus is the utilization of 3-D imaging and other advanced technologies in the search for commercial quantities of hydrocarbons. The Company only enters into arrangements that enable it to combine its expertise and exploration capabilities with the operating skills of other oil and gas companies. The Company participates in carefully selected exploration projects as a non-operating, working interest owner, sharing both risks and rewards with its partners. The Company commenced operations in January 1993 to take advantage of perceived opportunities emerging from changes in the domestic oil and gas industry, including the divestiture of domestic oil and gas properties, advances in technology and the outsourcing of specialized technical capabilities. By reducing drilling risk through 3-D imaging and analysis, the Company seeks to improve the expected return on investment in its oil and gas projects.

    The working interest acquired by the Company in any project is determined through negotiations among the Company and its prospective partners prior to the Company's commitment to participate. The percentage working interest which the Company seeks to acquire varies with each project and is dependent upon the project's anticipated costs, risk and potential return. During the course of the project, the Company's working interest is subject to change as a result of negotiated cost and working interest sharing arrangements, the terms of which are known to the Company prior to its commitment to participate.

    Expenditures made in oil and gas exploration vary with each project depending principally on the costs related to the acquisition of land and seismic data, analysis of seismic data and the expenses incurred in drilling exploratory and development wells. In addition, costs attributable to the acquisition of 3-D seismic data are initially greater than those which would be incurred if 2-D seismic data were acquired. The Company, however believes that the benefits derived from the use of 3-D imaging greatly outweigh the incremental costs which are incurred through the utilization of 3-D imaging rather than 2-D imaging. Specifically, by utilizing 3-D imaging technology, the Company is able to acquire greater volumes and enhanced quality of subsurface information not attainable with 2-D seismic data. Through the use of 3-D imaging technologies, the Company is able to acquire in one instance seismic data covering a prospective well target which may have been previously identified and any other prospective well targets in the surrounding geographic area. As a result of the Company's utilization of the higher quality and significantly larger quantity of information obtainable only from 3-D imaging technology, the Company has enhanced its ability to identify drill site locations which are expected to maximize production from any particular well, may enhance the Company's overall project return through the identification of multiple prospective wells, and enable the Company to avoid unnecessary drilling expenditures which it might otherwise incur had it relied only upon 2-D seismic.

    As a working interest partner, the Company shares all project costs in proportion to its working interest percentage. In instances in which exploration and development activities are unsuccessful, the Company incurs a loss equal to its proportionate share of project costs prior to the time the project is abandoned. Similarly, the Company will incur a loss if the Company's proportionate share of revenue generated from production is insufficient to cover the Company's share of project costs.

    During 1993, the Company commenced its business operations and initiated participation as a working interest partner in two projects, the Bright Falcon project and the Fausse Pointe project. See "Business--Significant Projects and Properties." The Company did not have oil and gas revenues during 1993. To finance its operations and acquire funds for capital expenditures, the Company sold equity securities through private placement offerings raising approximately $3.5 million. See "The Company."

    During 1994, the Company acquired working interests in seven projects and successfully drilled and completed seven gross wells. The Company's oil and gas revenues in 1994 totaled $304,000. To supplement operating revenues and enable it to continue to implement its exploration program, the Company raised additional capital in the approximate amount of $2.5 million through a private placement of its equity securities in October 1994. See "The Company."

    During 1995, the Company continued to expand its operating activities by acquiring working interests in six additional projects and successfully drilling and completing two gross wells. The Company recognized total oil and gas revenues in the amount of $275,000 during 1995. Through a private placement, the Company raised additional capital in the approximate amount of $8.0 million to finance continued capital expenditures in connection with the further implementation of its exploration and development program.

    During the nine months ended September 30, 1996, the Company recognized oil and gas revenues totaling $408,000 and owned working interests in 21 projects, 11 of which were acquired during this period. During the nine months ended September 30, 1996, the Company drilled and completed eight gross successful wells. See "--Working Interests Acquired Subsequent to September 30, 1996." The Company intends to use approximately $14.9 million of net proceeds from this Offering for capital expenditures to increase the number of projects in which it is participating and to enable the Company to acquire working interests larger than the working interest percentages the Company has had the available capital to acquire in the past. See "Use of Proceeds."

    Since it commenced operations in January 1993, the Company has acquired working interests in 30 projects of which it has discontinued its participation in six projects. As of the date of this Prospectus, the Company is currently participating in 24 projects. The Company elected to discontinue its participation in the six projects after determining that such projects were unlikely to produce commercial quantities of hydrocarbons. Such determinations were made after drilling an unsuccessful well in each of three projects and after reviewing "seismic data" prior to drilling in each of the other three projects. Subsequent to September 30, 1996, the Company has acquired working interests in four additional projects and discontinued its participation in one project in which it had a working interest as of September 30, 1996. See "--Working Interests Acquired Subsequent to September 30, 1996."

    The Company currently anticipates that it will participate in the drilling of between 35 and 40 gross wells during 1997, although the number of wells may increase as additional projects are added to the Company's portfolio. However, there can be no assurance that such wells will be drilled and if drilled that such wells will be successful. See "Risk Factors--Risks of Exploratory Drilling Activities."

    The Company's future financial results will depend primarily on: (i) the Company's ability to continue to source and screen potential projects; (ii) the Company's ability to discover commercial quantities of hydrocarbons; (iii) the market price for oil and gas; and (iv) the Company's ability to fully implement its exploration and development program. There can be no assurance that the Company will be successful in any of these respects or that the prices of oil and gas prevailing at the time of production will be at a level allowing for profitable production. See "Risk Factors--Limited Operating History and Significant Historical Operating Losses," "Risk Factors--Volatility of Oil and Gas Prices," "Risk Factors--Ability to Discover Additional Reserves," "Risk Factors--Substantial Capital Requirements and Liquidity" and "Risk Factors--Risks of Exploratory Drilling Activities."

    In connection with the implementation of its exploration and development program, the Company intends to use a portion of the net proceeds of the Offering to expand its technical and support staff. As a result, the Company anticipates that its general and administrative expenses will increase in 1997. Further, the Company anticipates incurring additional legal, administrative and accounting costs in future periods as a result of the Company becoming a publicly-held company.

    The Company uses the full-cost method of accounting for its oil and gas properties. Under this method, all acquisition, exploration and development costs, including certain general and administrative costs that are directly attributable to the Company's acquisition, exploration and development activities, are capitalized in a "full-cost pool" for each country as they are incurred. The Company records depletion of its full-cost pool using the unit of production method. To the extent that such capitalized costs in each full-cost pool (net of depreciation, depletion and amortization and related deferred taxes) exceed the present value (using a 10% discount rate) of estimated future net after-tax cash flows from proved oil and gas reserves, such excess costs are charged to operations. Once incurred, a write-down of oil and gas properties is not reversible at a later date. The Company incurred such charges in the aggregate amount of $1.6 million and $1.5 million for the year ended December 31, 1995 and the nine months ended September 30, 1996, respectively, as a result of a determination that the Company's aggregate investment in developed and abandoned projects exceeded the present value of the Company's proved reserves as of December 31, 1995 and as of March 31, 1996 and June 30, 1996. The Company believes that its increasingly stringent criteria for project selection which results in participation in higher quality projects, its geographic focus in the Gulf Coast Region, its increasing base of knowledge and experience, its ability to acquire unpromoted working interests and its participation in a larger number of projects have made the probability of future impairment writedowns less likely. However, no assurance can be given that future impairment writedowns, which may be material in amount, will not be incurred by the Company.

    The Company has recorded a valuation allowance against the estimated amount of deferred tax assets for which realization is uncertain. The Company will review the valuation allowance at the end of each quarter and will make adjustments if it is determined that it is more likely than not that the deferred tax assets will be realized. As of December 31, 1995, the Company had tax net operating loss carryforwards ("NOL's") of $3,642,000 which begin to expire in 2008. As a result of this Offering, there may be a limitation placed on the Company's utilization of its NOL's by Section 382 of the Internal Revenue Code of 1986, as amended. See Notes 3 and 13 to the Financial Statements of the Company included elsewhere herein.

FINANCIAL STATEMENT ADJUSTMENTS

    Since the initial filing of the Registration Statement of which this Prospectus forms a part (see Note 13 to the Financial Statements of the Company), the Company has made certain changes to its prior period financial statements. These changes have included:

    - Accrual of $51,000 of option compensation in 1995 and $639,000 in the nine-month period ended September 30, 1996 (see Note 7 to the Financial Statements of the Company), primarily to reflect the estimated intrinsic value of such option grants using the assumed initial public offering price of Common Stock as the estimate of fair value

    - Changes in the accrual of preferred stock dividends (Series A Preferred Stock and Series C Preferred Stock) to reflect their constructively cumulative nature (see Note 5 to the Financial Statements of the Company)

    - Refinements in the valuation, and related accretion, of preferred stock, to report such amounts at more precise estimates of fair values when issued (see Note 5 to the Financial Statements of the Company)

    The effects of these changes (none of which affected income tax amounts) on previously reported financial statement items are as follows:

                                                                                                     NINE MONTH
                                                              FOR THE YEAR ENDED DECEMBER 31,       PERIOD ENDED
                                                         -----------------------------------------  SEPTEMBER 30,
                                                            1993          1994           1995           1996
                                                         -----------  -------------  -------------  -------------
Net loss:
  As originally reported...............................  $  (615,079) $    (385,013) $  (2,437,384)  $(1,949,808)
  Accrue option compensation...........................      --            --              (50,991)     (639,396)
                                                         -----------  -------------  -------------  -------------
  As currently reported................................  $  (615,079) $    (385,013) $  (2,488,375)  $(2,589,204)
                                                         -----------  -------------  -------------  -------------
                                                         -----------  -------------  -------------  -------------

                                                                                                     NINE MONTH
                                                              FOR THE YEAR ENDED DECEMBER 31,       PERIOD ENDED
                                                         -----------------------------------------  SEPTEMBER 30,
                                                            1993          1994           1995           1996
                                                         -----------  -------------  -------------  -------------
Net loss to common stockholders:
  As originally reported...............................  $  (619,045) $    (918,780) $  (3,269,492)  $(2,789,613)
  Accrue option compensation...........................      --            --              (50,991)     (639,396)
  Change dividend accrual..............................      (52,790)        81,704       (275,256)      293,505
  Adjust preferred stock valuation and accretion.......      (10,387)      --             --             --
                                                         -----------  -------------  -------------  -------------
  As currently reported................................  $  (682,222) $    (837,076) $  (3,595,739)  $(3,135,504)
                                                         -----------  -------------  -------------  -------------
                                                         -----------  -------------  -------------  -------------
Pro Forma net loss per share:
  As originally reported...............................      N/A           N/A       $       (0.49)  $     (0.39)
  Accrue option compensation...........................                                       (.01)         (.12)
  Change dividend accrual..............................                                   --             --
  Changes in pro forma common shares outstanding and
    other..............................................                                        .03           .02
                                                                                     -------------  -------------
  As currently reported................................                              $       (0.47)  $     (0.49)
                                                                                     -------------  -------------
                                                                                     -------------  -------------
Accumulated deficit:
  As originally reported...............................  $  (619,045) $  (1,537,825) $  (4,807,317)  $(7,596,930)
  Accrue option compensation...........................      --            --              (50,991)     (690,387)
  Change dividend accrual..............................      (52,790)        28,914       (246,342)       47,163
  Adjust preferred stock valuation and accretion.......      (10,387)       (10,387)       (10,387)      (10,387)
                                                         -----------  -------------  -------------  -------------
  As currently reported................................  $  (682,222) $  (1,519,298) $  (5,115,037)  $(8,250,541)
                                                         -----------  -------------  -------------  -------------
                                                         -----------  -------------  -------------  -------------
Common stockholders' equity (deficit):
  As originally reported...............................  $    16,365  $    (740,937) $  (4,032,028)  $(6,789,729)
  Change dividend accrual..............................      (52,790)      --             (208,291)       85,214
  Adjust preferred stock valuation and accretion.......      --              66,965       --             --
                                                         -----------  -------------  -------------  -------------
  As currently reported................................  $   (36,425) $    (673,972) $  (4,240,319)  $(6,704,515)
                                                         -----------  -------------  -------------  -------------
                                                         -----------  -------------  -------------  -------------

WORKING INTERESTS ACQUIRED SUBSEQUENT TO SEPTEMBER 30, 1996

    The Company continually reviews opportunities for participation in exploration projects. Subsequent to September 30, 1996, the Company has acquired working interests in the following additional projects:

                                                                                               ANTICIPATED
                                                                         PROJECT        --------------------------
PROJECT LOCATION                                                    COMMENCEMENT DATE   ACQUISITION     DRILLING
------------------------------------------------------------------  ------------------  ------------  ------------
Karnes Co., Texas.................................................  October 1996        $    255,000  $    296,000
Brazoria Co., Texas...............................................  November 1996            300,000       100,000
Matagorda Co., Texas..............................................  November 1996            334,000       220,000
Republic of Cote d'Ivoire.........................................  January 1997             508,700       480,000
                                                                                        ------------  ------------
  Total...........................................................                      $  1,397,700  $  1,096,000
                                                                                        ------------  ------------
                                                                                        ------------  ------------

    The amounts described as "acquisition" include the estimated costs expected to be incurred by the Company based on its respective working interest percentage prior to drilling, specifically with respect to land acquisition and seismic imaging. The amounts described as "drilling" are estimates of the expenses that the Company anticipates incurring, based on its respective working interest percentage, in connection with drilling of the first exploration well. Future drilling costs will be dependent upon the success of the initial exploration well, the target depths of wells and the number of wells drilled. The Company is currently unable to predict or estimate with any certainty the amounts of such expenditures.

RESULTS OF OPERATIONS

    The following table sets forth certain operating information of the Company during the periods indicated:

                                                                                                          NINE MONTH
                                                                                                        PERIODS ENDED
                                                                        YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                                                    -------------------------------  --------------------
                                                                      1993       1994       1995       1995       1996
                                                                    ---------  ---------  ---------  ---------  ---------
PRODUCTION:
  Gas (MMcf)......................................................     --          105.1       97.1       73.3      117.8
  Oil and condensate (MBbls)......................................     --            6.1        6.7        4.5        6.5
  Total equivalent (MMcfe)........................................     --          141.7      137.3      100.3      156.8

AVERAGE SALES PRICE:
  Gas (per Mcf)...................................................     --      $    1.93  $    1.59  $    1.63  $    2.41
  Oil and condensate (per Bbl)....................................     --          16.58      17.89      18.35      19.17

AVERAGE EXPENSES (PER MCFE):
  Lease operating (1).............................................     --      $    0.24  $    0.57  $    0.44  $    0.33
  Depletion of oil and gas properties (2).........................     --           0.64       1.15       0.94       0.81

------------------------

(1) Includes all direct expenses of operating the Company's properties, as well as severance and ad valorem taxes.

(2) Excludes depreciation and amortization of technical interpretation equipment, office furniture and equipment and office leasehold improvements, impairments of oil and gas properties and amortization of organization costs.

    NINE MONTH PERIOD ENDED SEPTEMBER 30, 1996 COMPARED TO THE NINE MONTH PERIOD
     ENDED SEPTEMBER 30, 1995

    OIL AND GAS REVENUES. Oil and gas revenues increased by 102% to $408,000 for the nine months ended September 30, 1996 from $202,000 for the same period of 1995. Of this increase, $114,000, or 55%, was attributable to an increase in production and $92,000, or 45%, was attributable to an increase in the average sales price for natural gas and oil. Production increased by 56% to approximately 156.8 MMcfe for the nine months ended September 30, 1996, from
100.3 MMcfe for the comparable 1995 period. The increased production reflected production for the entire nine months ended September 30, 1996 from the successful wells drilled during the last six months of 1995. In addition, production for the nine months ended September 30, 1996 included production from a well completed in June 1996 and four successful wells completed in a single project during July and August 1996. The average sales prices for oil increased 4% to $19.17 during the nine months ended September 30, 1996 from $18.35 for the comparable 1995 period. The average sales price for natural gas increased by 48% to $2.41 per Mcf for the nine months ended September 30, 1996 from $1.63 per Mcf for the comparable 1995 period.

    LEASE OPERATING EXPENSE. Lease operating expense increased by 16% to $51,000 for the nine months ended September 30, 1996 from $44,000 for the comparable 1995 period. This increase was primarily attributable to the increase in 1996 production. Lease operating expense per Mcfe decreased by 25% to $0.33 for the nine months ended September 30, 1996 from $0.44 for the comparable 1995 period. Substantially all of the decrease in lease operating expense per Mcfe was the result of the successful completion of four wells within a single project during July and August 1996. These wells had lower lease operating costs per Mcfe than wells from which production had been obtained in the comparable prior period. The lower lease operating expense per Mcfe of the four wells completed during July and August 1996 relate principally to the nature and location of the completed wells. These four wells are producing from onshore, shallow, highly permeable gas sands and produce relatively small amounts of water, so there are negligible treating or disposal costs associated with such wells. These completed wells require no artificial lift or compression so that the power and maintenance costs associated with such wells are minimal. Additionally, the highly permeable nature of the producing zones results in relatively high production rates, which lowers all fixed expenses associated with production from these wells on a per Mcfe basis.

    By contrast, wells completed in prior periods, in general, have had higher expenses due to the need for artificial lift and/or compression associated with producing these wells. Also, many of the wells have produced water in addition to hydrocarbons, resulting in additional expenses for treatment and disposal of such fluid.

    Although the Company is unable to predict with certainty the lease operating expense per Mcfe that may be incurred in the future, the Company does not anticipate that such expenses on a per Mcfe basis will be in amounts less than those which were incurred during the nine months ended September 30, 1996.

    DEPLETION, DEPRECIATION AND AMORTIZATION EXPENSE. The major components of depletion, depreciation and amortization are depletion of oil and gas properties and administrative depreciation and amortization.

    Depletion of oil and gas properties for the nine months ended September 30, 1996 increased by 34% to $126,000 from $94,000 for the comparable period in 1995. The increase in depletion of oil and gas properties resulted from the increase in oil and gas production. Depletion of oil and gas properties per Mcfe for the nine months ended September 30, 1996 declined by 14% to $0.81 from $0.94 due to an increase in reserves at a faster rate in 1996 than the Company's full cost pool of capitalized costs.

    Depreciation and amortization of technical interpretation equipment, office furniture and equipment and office leasehold improvements increased 74% to $337,000 for the nine months ended September 30, 1996 from $194,000 for the comparable 1995 period. This increase was primarily attributable to the acquisition of additional technical interpretation equipment and software with an approximate cost of $422,000 during the nine months ended September 30, 1996.

    IMPAIRMENT OF OIL AND GAS PROPERTIES. Oil and gas impairment charges recorded as of March 31, 1996 and June 30, 1996 totaled approximately $1.5 million, primarily as a result of completion of the evaluation of two prospects which had poor drilling results during these periods. The addition of the total investment in these prospects to evaluated costs resulted in impairment charges under the Company's accounting policy for oil and gas properties, as described in Note 2 to the Financial Statements. As of September 30, 1996, there was a downward revision in the Company's oil and gas reserve estimates as of January 1, 1996. Such revisions resulted from additional production and performance information which first became available during 1996.

    The Company incurred similar oil and gas impairment charges during the nine months ended September 30, 1995 of approximately $1.5 million.

    As a result of the completion of four wells in July and August 1996 and the related increase in the Company's estimate of proved reserves, the present value (using a 10% discount rate) of estimated future net after-tax cash flow from proved oil and gas reserves exceeded the Company's aggregate investment in developed and abandoned projects by approximately $800,000 as of September 30, 1996.

    GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense, net of costs capitalized to exploration and development projects, increased by 106% to $1,344,000 for the nine months ended September 30, 1996 from $653,000 for the comparable 1995 period. This increase was primarily attributable to compensation expense recognized in connection with stock options granted within one year of the initial filing of the Registration Statement of which this Prospectus forms a part, which expense is based on the difference between the option price and the initial $14.00 per share estimate of the initial public offering price of the Common Stock.

    RENTAL INCOME. Rental income increased by 161% to $120,000 for the nine months ended September 30, 1996 from $46,000 for the comparable 1995 period. The Company derives rental income pursuant to an agreement to exchange use of certain of the Company's technical and office equipment by an independent seismic processing company for a percentage of the gross fee billings of such seismic processing company. As a result, the rental income recognized by the Company varies significantly from period to period.

    INTEREST AND OTHER INCOME. Interest and other income increased by 73% to $218,000 for the nine months ended September 30, 1996 from $126,000 for the comparable 1995 period, primarily as a result of an increase in short-term investments made with the proceeds of the sale of Series C Preferred Stock.

    IMAGING EXPENDITURES. The Company estimates that it expended approximately $1.19 million during the nine months ended September 30, 1996 for pre-drilling expenditures attributable to 3-D imaging. If 2-D rather than 3-D imaging technology could have been used to identify the drill site locations, the Company estimates that pre-drilling expenditures would have approximated $291,000 based on the number of drill sites identified at the end of the period. The Company has based such estimate on its assumption that three 2-D seismic lines, each five miles in length, with an approximate cost of $5,000 per mile for non-wetland on-shore projects and $10,000 per mile in wetland and offshore projects would have been required to identify each drill site. However, no assurance can be given that the cost incurred by the Company if it had actually performed the 2-D seismic imaging would not be greater or lower than estimated.

    NET LOSS. As a result of the foregoing, the Company's net loss increased by 24% to $2.6 million for the nine months ended September 30, 1996 from $2.1 million for the comparable 1995 period.

    YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

    OIL AND GAS REVENUES. Oil and gas revenues decreased by 10% to $275,000 for the year ended December 31, 1995 from $304,000 for the comparable 1994 period. Of this decrease, $9,000 or 31% was attributable to a decrease in production and $20,000 or 69% was attributable to a decrease in the average sales price for gas. Production decreased by 3% to 137.3 MMcfe for the year ended December 31, 1995 from 141.7 MMcfe for the comparable 1994 period, primarily as a result of a decline during 1995 in production from certain wells in the Bright Falcon project as compared to 1994. The reduction in revenue attributable to a decline in production from this particular project was partially offset by new production from other wells completed in the last six months of 1995. The average sales price for oil increased by 8% to $17.89 per Bbl during the year ended December 31, 1995 from $16.58 per Bbl during the year ended December 31, 1994. The average sales price for gas decreased by 18% to $1.59 per Mcf during the year ended December 31, 1995 from $1.93 per Mcf during the year ended December 31, 1994.

    LEASE EXPENSE. Lease operating expense for the year ended December 31, 1995 increased by 132% to $79,000 from $34,000 for the year ended December 31, 1994. This increase was primarily attributable to workovers and higher lease operating expenses relating to producing wells on the Bright Falcon project. Lease expense per Mcfe increased to $0.57 during the year ended December 31, 1995 from $0.24 for the comparable 1994 period. Substantially all of the increase in lease operating expense per Mcfe was related to the workovers and higher lease operating expenses described above.

    DEPLETION, DEPRECIATION AND AMORTIZATION EXPENSE. Depletion of oil and gas properties for the year ended December 31, 1995 increased 74% to $158,000 from $91,000 for the prior year. Depletion per Mcfe for the year ended December 31, 1995 increased 80% to $1.15 from $0.64 for the prior year. The increases in both total depletion and depletion per Mcfe were the result of a downward revision in the amount of 909 Mcfe in the Company's oil and gas reserves in 1995.

    Depreciation and amortization of technical interpretation equipment, office furniture and equipment and office leasehold improvements increased by 140% to $288,000 during the year ended December 31, 1995 from $120,000 for the comparable 1994 period. This increase was due primarily to the acquisition during 1995 of additional technical interpretation equipment and software with an approximate cost of $620,000.

    IMPAIRMENT OF OIL AND GAS PROPERTIES. The Company incurred oil and gas property impairment charges during 1995 of $1.6 million. No such charges were incurred in 1994. The 1995 charges resulted from the Company's determination that its investment in developed and abandoned projects exceeded the present value of the Company's proved reserves at December 31, 1995. The impairment charges reflected the completion of the evaluation of two prospects which had poor drilling results and a significant downward revision of oil and gas reserve estimates in 1995. The primary factors contributing to the reserve revision related to: (1) the premature loss of a well due to mechanical reasons which was unanticipated at the time of the initial estimate, and (2) the removal of "proved, undeveloped" reserves attributable to a well location, which the project partners elected not to drill. Both of these revisions related to prospects which were associated with the Bright Falcon project.

    GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense, which is net of overhead capitalized to projects, increased by 51% to $905,000 for the year ended December 31, 1995 from $598,000 in the comparable 1994 period. This increase was primarily attributable to compensation expense for new employees and compensation expense in the amount of $51,000 attributable to stock options issued within one year of the initial filing of the Registration Statement of which this Prospectus forms a part.

    RENTAL INCOME. Rental income decreased by 43% to $58,000 for the year ended December 31, 1995 from $101,000 for the comparable 1994 period. This decrease is attributable to a decrease during 1995 in the gross fee billings of the seismic processing company which utilizes certain of the Company's technical and office equipment. The Company earns rental income by exchanging use of its equipment for a percentage of the seismic processing company's gross fee billings.

    INTEREST AND OTHER INCOME. Interest and other income increased to $236,000 for the year ended December 31, 1995 from $53,000 for the comparable 1994 period, as a result of an increase in short-term investments made with the proceeds from the sale of Series C Preferred Stock.

    IMAGING EXPENDITURES. The Company estimates that it expended approximately $221,000 during the year ended December 31, 1995 for pre-drilling expenditures attributable to 3-D imaging. If 2-D rather than 3-D imaging technology could have been used to identify the drill site locations, the Company estimates that pre-drilling expenditures would have approximated $116,000 based on the number of drill sites identified during the period. The Company has based such estimate on its assumption that three 2-D seismic lines, each five miles in length, with an approximate cost of $5,000 per mile for non-wetland on-shore projects and $10,000 per mile in wetland and offshore projects would have been required to indentify each drill site. However, no assurance can be given that the cost incurred by the Company if it had actually performed the 3-D seismic imaging would not have been greater or lower than estimated.

    NET LOSS. As a result of the foregoing, the Company's net loss increased to $2.5 million for the year ended December 31, 1995 from $385,000 for the year ended December 31, 1994.

    YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

    OIL AND GAS REVENUES AND EXPENSES. Oil and gas revenues were $304,000 for the year ended December 31, 1994. Production during 1994 was 141.7 MMcfe. No oil and gas revenues, operating expenses or depletion of oil and gas properties were recognized by the Company in 1993.

    Depreciation and amortization of technical interpretation equipment, office furniture and equipment and office leasehold improvements increased by 85% to $120,000 for the year ended December 31, 1994 from $65,000 for the comparable 1993 period. This increase was primarily attributable to the acquisition during 1994 of additional technical interpretation equipment with an approximate cost of $227,000.

    RENTAL INCOME. Rental income decreased by 20% to $101,000 for the year ended December 31, 1994 from $127,000 for the comparable 1993 period.

    INTEREST AND OTHER INCOME. Interest and other income increased to $53,000 for year ended December 31, 1994 from $8,000 during the comparable 1993 period. This increase is primarily attributable to the short term investment of the proceeds of the sale of the Units.

    IMAGING EXPENDITURES. The Company estimates that it expended approximately $381,000 during the year ended December 31, 1994 for pre-drilling expenditures attributable to 3-D imaging. If 2-D rather than

3-D imaging technology could have been used to identify the drill site locations, the Company estimates that pre-drilling expenditures would have approximated $103,000 based on the number of drill sites identified during the period. The Company has based such estimate on its assumption that three 2-D seismic lines, each five miles in length, with an approximate cost of $5,000 per mile for non-wetland on-shore projects and $10,000 per mile in wetland and offshore projects would have been required to indentify each drill site. However, no assurance can be given that the cost incurred by the Company if it had actually performed the 2-D seismic imaging would not have been greater or lower than estimated.

    NET LOSS. Primarily as a result of the foregoing, the Company's net loss decreased by 37% to $385,000 for 1994 from $615,000 for the comparable 1993 period.

LIQUIDITY AND CAPITAL RESOURCES

    At September 30, 1996, the Company had working capital in the amount of $3.4 million. To date, the Company has funded its oil and gas exploration activities principally through cash provided by the sale of equity securities.

    The Company was initially capitalized in January 1993 through (i) the issuance and sale of 768,117 shares of Common Stock to the Company's three founders and (ii) the issuance of 100,000 shares of Series A Preferred Stock to Landmark Graphics for total consideration valued by the Company and Landmark Graphics to be $500,000. The Series A Preferred Stock was initially convertible into 517,000 shares of non-voting Common Stock that was similar in all other respects to the Common Stock. As part of the consideration for the Series A Preferred Stock, Landmark Graphics guaranteed a $400,000 bank loan for the Company. In November 1993 and October 1994, the Company raised additional capital in the amount of $5.4 million through the sale of 54,000 Units. Immediately prior to the sale of the Units, the Company had a working capital deficit of $768,588 and an equity deficit of $55,141 and did not believe that financing alternatives for funding of the Company's planned capital expenditures and exploration activities except for the sale of Units were available. As a condition to their investment, the prospective purchasers of Units required Landmark Graphics to convert the Series A Preferred Stock to 329,003 shares of Common Stock rather than the 517,000 shares which Landmark Graphics was entitled pursuant to the original terms of the Series A Preferred Stock. Rather than being required to perform under its guarantee, Landmark Graphics agreed to convert the shares of Series A Preferred Stock which it owned, accepting the reduced number of shares of Common Stock. The prospective Unit purchasers (who were unaffiliated with each of the Company and Landmark Graphics) required Landmark Graphics to convert its shares of Series A Preferred Stock on the terms described above to effect an increase in such persons' prospective ownership in the Company. Additional capital in the amount of $8.0 million was raised by the Company in a private placement of Series C Preferred Stock during the third quarter of 1995. Shortly after the sale of the Series C Preferred Stock was completed, the Company completed a review and analysis of its estimated oil and gas reserves and concluded that a downward revision in its estimates was appropriate since certain proved undeveloped reserves were no longer considered likely to be recoverable. To compensate the investors who had purchased Series C Preferred Stock, each purchaser was issued warrants to purchase additional shares equal to 10% of the number of shares of Series C Preferred Stock such investor had purchased. See "The Company."

    The Series B Preferred Stock accrues dividends (in cash or in shares of Series B Preferred Stock, as determined by the Board of Directors) at an annual rate per share of $12.50 if in cash or .13276 shares of Series B Preferred Stock if in stock, payable annually on December 31. Assuming the dividend is paid in cash, the aggregate annual dividend on the issued and outstanding Series B Preferred Stock approximates $836,000. The Company is obligated to redeem all of the issued and outstanding Series B Preferred Stock in two installments commencing on November 9, 2002 at a redemption price of $100 per share. To eliminate the accrual of dividends for years subsequent to December 31, 1995, the Company has elected to use a portion of the net proceeds of this Offering to redeem all of the issued and outstanding shares of Series B Preferred Stock. See "Use of Proceeds."

    The Company's net loss of $2.6 million for the nine months ended September 30, 1996 included non-cash expenses comprised of impairment of oil and gas properties in the amount of $1.5 million, compensation expense in the amount of $600,000 related to stock options granted within one year of the initial filing of the Registration Statement of which this Prospectus forms a part, and depletion, depreciation and amortization in the amount of $464,000.

    Net cash used in investing activities for the nine months ended September 30, 1996 was $1.8 million. The acquisition, exploration and development of oil and gas properties in the amount of $2.9 million was the principal use of cash in the Company's investing activities. The principal source of cash from the Company's investing activities was the maturity of debt securities totaling $1.6 million.

    The Company has no outstanding long-term debt and is not a party to any debt or collateral-based lending arrangements. The Company has never utilized commodity swaps for its oil and gas production and it does not anticipate doing so in the foreseeable future. In addition, the Company has not entered into any hedging transactions and has no current intention to do so in the future.

    The development of the Company's business has in the past required substantial oil and gas capital expenditures. To meet its goal, the Company in the future will be required to make oil and gas capital expenditures substantially in excess of historical levels to acquire, explore and develop oil and gas properties. See "Risk Factors--Substantial Capital Requirements and Liquidity." Capital expenditures for oil and gas exploration and production activities during 1993, 1994, and 1995, and for the nine months ended September 30, 1996, were $0.8 million, $1.8 million, $2.2 million and $2.9 million, respectively. Capital expenditures for oil and gas exploration for the three months ended December 31, 1996 are expected to be approximately $2.1 million and budgeted capital expenditures for the Company's oil and gas exploration and production activities during 1997, assuming completion of this Offering, are currently estimated to be approximately $14.9 million. See "Risk Factors--Broad Discretion over Use of Proceeds" and "Use of Proceeds."

    As a result of the Company's periodic review of each of its portfolio of oil and gas exploration and development properties and its available capital, the Company has on two occasions sold partial interests in specific oil and gas projects to other investors to reduce its total investment commitment to such projects. In each such instance, the Company sold one-half and two-thirds of its working interests in such projects, respectively, in exchange for proceeds in an amount approximating one-half and two-thirds of the costs incurred by the Company in connection with such projects, respectively. No gain or loss was recognized on either transaction.

    Although the Company presently has no current commitment to sell all or any portion of its working interests, such sales could be used as a source of liquidity by the Company in the future.

    The Company expects that its available cash, expected cash flows from operating activities, and the proceeds from the Offering will be sufficient to meet its financial obligations and fund its planned exploration and drilling activities for the short term (which is considered by the Company to be the twelve months following the consummation of the Offering), PROVIDED, that (i) there are no significant declines in oil and gas prices below current levels or anticipated seasonal lows, (ii) there are no significant declines in oil and gas production from existing properties other than declines in production currently anticipated based on engineering estimates of the decline curves associated with such properties and (iii) the Company is able to discover and produce commercial quantities of oil and gas and within the time frame the Company has predicted. The Company intends to satisfy its long-term liquidity requirements from a combination of expected cash flow generated from operations, borrowings from financial institutions (which may be secured by the Company's oil and gas reserves) and from future public or private offerings of equity and/or debt securities. For liquidity purposes, the Company considers "long-term" to be the second, third and fourth twelve month periods following the consummation of the Offering.

    In the event the cash flows from the Company's operating activities and the net proceeds from the Offering are not sufficient to fund development and exploration expenditures, or results from developmental drilling are not as successful as anticipated, the Company will be required to modify the implementation of its operating strategy unless additional financing is available. There can be no assurance such financing would be available on terms which would be acceptable to the Company. See "Risk Factors--Substantial Capital Requirements and Liquidity."

EFFECTS OF INFLATION AND CHANGES IN PRICE

    The Company's results of operations and cash flows are affected by changing oil and gas prices. If the price of oil and gas increases (decreases), there could be a corresponding increase (decrease) in the operating cost that the Company is required to bear for operations, as well as an increase (decrease) in revenues. Inflation has had a minimal effect on the Company.

OTHER

    In connection with stock options granted within one year of the initial filing of the Company's registration statement, the Company has recorded deferred compensation expense based on the difference between the option prices and the fair value of the Company's common stock at the date of grant (using the initial $14.00 per share estimate of the initial public offering common stock price as an estimate of the fair value). As of September 30, 1996, the Company had unamortized deferred compensation of $1,529,773 which will be charged to expense during the next four years. Had the Company used the acutal offering price of $11.00 per share to compute the deferred compensation resulting from the difference between such option exercise prices and the fair value of the Company's common stock, the September 30, 1996 financial statements would reflect the following reductions:

Deferred compensation related to stock options....................  $ 341,983
Paid-in capital                                                       496,320
Accumulated deficit & Net loss....................................  $ 154,337

    In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 ("SFAS No. 121") regarding accounting for the impairment of long-lived assets. The Company adopted SFAS No. 121 effective January 1, 1996. However, such adoption did not affect the primary test of asset recoverability because the Company's oil and gas properties are accounted for under the full cost method of accounting, as discussed in Note 2 to the Financial Statements of the Company. The adoption of SFAS No. 121 had no effect on the Company's results of operations for the nine month period ended September 30, 1996.

    In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"). SFAS No. 123 is a new standard of accounting for stock-based compensation and establishes a fair value method of accounting for awards granted after December 31, 1995 under stock compensation plans. SFAS No. 123 encourages, but does not require for employees, companies to adopt the fair value method of accounting in place of the existing method of accounting for stock-based compensation whereupon compensation costs are recognized only in situations where stock compensation plans award intrinsic value to recipients at the date of grant.

    The Company has elected not to adopt the fair value accounting of SFAS No. 123 for employees and continues to account for these plans under APB Opinion No. 25.

                                    BUSINESS

OVERVIEW

    3DX Technologies is a knowledge-based oil and gas exploration company whose core competence and strategic focus is the utilization of 3-D seismic imaging and other advanced technologies in the search for commercial quantities of hydrocarbons. The Company only enters into arrangements that enable it to combine its expertise and exploration capabilities with the operating skills of other oil and gas companies. The Company participates in carefully selected exploration projects as a non-operating, working interest owner, sharing both risks and rewards with its partners. The Company commenced operations in January 1993 to take advantage of perceived opportunities emerging from changes in the domestic oil and gas industry, including the divestiture of domestic oil and gas properties, advances in technology and the outsourcing of specialized technical capabilities. By reducing drilling risk through 3-D imaging and analysis, the Company seeks to improve the expected return on investment in its oil and gas projects.

    The Company has developed a rigorous screening process that it applies to all projects that it considers. The screening process, adapted continually to incorporate the Company's ongoing experience, is designed to produce a balanced portfolio of select projects that have reliable and experienced operating partners, are conducive to the application of advanced 3-D technology, have significant upside potential and may be extended into exploration trends.

    As of the date of this Prospectus, the Company's current portfolio includes 12 active operator partners and 24 exploration projects primarily located onshore and near shore within the Gulf Coast region from south Texas to southern Florida. Although the Company's current geographic focus is principally the Gulf Coast region, the Company has and will continue to pursue opportunities that may become available in other select geographic areas as its capital resources increase.

    The Company believes that it can effectively and efficiently participate in an increasing number of concurrent projects by continually improving its techniques for acquiring and analyzing data. One example of such an improvement is the Company's 3DXPRESS process, an innovative exploration technique that improves the quality of seismic data and significantly compresses the time frame traditionally required for acquisition, processing, imaging and analysis. This process allows analysis of 3-D data while the seismic survey is being conducted, giving the Company's explorationists the ability to ensure data quality and steer data collection toward more promising prospective areas. Utilizing this technology, the Company has been able to image and analyze a larger number of projects concurrently and to identify potential drilling sites more rapidly and accurately.

    Since its formation through the date of this Prospectus, the Company has participated in the drilling of 32 gross wells that have been drilled based on the Company's site and target depth recommendations. Twenty of these wells were successful and discovered estimated proved reserves of 40.3 Bcfe (2.8 Bcfe net to the Company's interest), of which 27.0 Bcfe (2.1 Bcfe net to the Company's interest) were discovered during the first nine months of 1996. The Company currently expects to participate in the drilling of between 35 and 40 wells during 1997, although the number of wells may increase as additional projects are added to the Company's portfolio. The Company believes that the disciplined approach it utilizes to select its projects, together with its technological expertise will result in improved exploration success and project economics. This success should position the Company to acquire larger working interests in an increasing number of exploration projects.

STRATEGY

    The Company's goal is to increase its proved reserves, production and cash flow by quickly, accurately and economically locating commercial quantities of hydrocarbons for itself and its partners. To reach its goal, the Company is pursuing a business strategy that includes the following principal elements:

    FOCUSING OPERATIONAL EFFORTS EXCLUSIVELY ON THE COMPANY'S EXPERTISE IN 3-D IMAGING AND ANALYSIS. The Company focuses all of its technical resources on obtaining the best possible subsurface image and on identifying the most effective location and target depth for each prospective well. To allow it to focus its efforts exclusively on 3-D imaging and analysis, the Company relies on its project partners to undertake the project's other operating functions, including land acquisition, drilling and marketing. The Company believes that its methods of applying 3-D imaging and analytical technology provide it with knowledge and information superior to that produced by companies engaged in many aspects of finding and producing oil and gas. Although 3-D seismic technology is now routinely used in oil and gas exploration projects, the Company believes that its focus, experience and innovative methods of applying the technology provide it with advantages in extracting useful information from seismic and other data.

    DEVELOPING AND SUPPORTING A TEAM OF TECHNOLOGICALLY SOPHISTICATED EXPLORATIONISTS. The Company believes that the quality of information obtained from its application of 3-D imaging is dependent to a large extent on its ability to capitalize on the intelligence, acquired knowledge and creativity of the experienced geoscientists and engineers it employs. These experts have broad expertise and experience from their collective participation in over 300 3-D seismic projects in diverse geologic trends throughout the world. To allow the Company to capitalize fully on the intellectual resources offered by such experts, the Company's administrative operations and infrastructure are directed toward providing tools and support to the Company's technical specialists. To enhance its ability to recruit, retain and motivate such experts, the Company is committed to providing its oil and gas finding geoscientists and engineers with the most advanced imaging and analytical technology commercially available and awards options to purchase Common Stock to each of its experts and other employees.

    MAINTAINING A RESEARCH PROGRAM TO DEVELOP INNOVATIVE APPLICATION TECHNIQUES INVOLVING ADVANCED EXPLORATION TECHNOLOGY. The Company relies upon its ongoing research to continually develop and adapt technology that the Company believes will enable it to retain its position as a leading high technology exploration company. For example, through its research efforts, the Company has developed the 3DXPRESS process. The Company's 3DXPRESS process is an innovative technique used in exploration that improves the quality of seismic data and significantly compresses the time frame traditionally required for acquisition, processing, imaging and analysis. This process allows analysis of 3-D data while the survey is being conducted, giving the Company's explorationists the ability to ensure data quality and steer data collection toward more areas where prospects are more likely to exist. Utilizing this technology, the Company has been able to image and analyze a larger number of projects concurrently and identify potential drilling sites more rapidly and accurately. This ability to effect near-real time acquisition, processing and analysis of seismic data allows the Company to achieve optimum data and image quality, resulting in an improved ability to economically locate commercial quantities of hydrocarbons. The Company also believes that its application of emerging technologies, such as migration velocity analysis and depth migration technology, provides the Company with a competitive advantage in its ability to effectively and efficiently locate commercial quantities of hydrocarbons.

    PURSUING A DISCIPLINED APPROACH TO SELECTIVE PROJECT PARTICIPATION, PARTNERING AND DRILLING EFFORTS. The Company adheres to the strict application of its rigorous screening process and, based on its experience, continually adapts the selection criteria to ensure that the Company participates only in those projects that are likely to maximize the return on its capital investment. The Company considers high quality projects to be projects that: (i) are managed by reliable and successful operating partners; (ii) are located on properties to which 3-D imaging can be effectively applied to evaluate the primary geologic risk; (iii) have high upside potential; (iv) may be extended into trend plays; and (v) have projected rates of return which make the production of hydrocarbons economically attractive.

    ACTIVELY MANAGING THE COMPANY'S PORTFOLIO OF OIL AND GAS PROJECTS. The Company has developed and actively manages a balanced portfolio of partners, projects and producing assets having a diverse range of risk/reward ratios. Active portfolio management enables the Company to reduce its exposure to non-geologic project risks such as land acquisition, operator performance and drilling operations that are not mitigated by the application of 3-D imaging and analysis technologies. In addition, the Company believes that aggressive management of its portfolio enables it to maximize its use of available capital by limiting the Company's exposure to any individual exploration project and by allowing it to focus its resources toward trend play opportunities arising from carefully selected projects. In exploration trends, the Company is generally able to obtain a larger working interest than it possessed with respect to its initial project investment.

PROJECT SELECTION AND MANAGEMENT METHODOLOGY

    Successful application of the Company's business plan is dependent upon the Company's participation as an active working interest partner in select high quality projects. The working interest acquired by the Company in any project is determined through negotiation among the Company and its prospective partners prior to the Company's commitment to participate. The percentage working interest which the Company seeks to acquire varies with each project and is dependent upon the project's anticipated costs, risk and potential return. During the course of the project, the Company's working interest is subject to change as a result of negotiated cost and working interest sharing arrangements, the terms of which are known to the Company prior to its commitment to participate. To identify these projects, the Company undertakes a rigorous evaluation of the numerous projects proposed to it by its existing partners and other project generators. The Company engages in the following steps to evaluate, identify and manage high quality projects in which the Company participates.

    - INITIAL SCREENING. Prior to committing technical resources to the evaluation of a potential project, the Company's business development team reviews both the potential project and its partners to determine if they satisfy certain initial business criteria. During the first nine months of 1996, the Company reviewed 78 potential projects, of which 17 met the Company's basic business initial screening criteria. Subsequent to September 30, 1996 through the date of this Prospectus, the Company has reviewed 14 additional potential projects of which eight met the Company's basic business initial screening criteria. To evaluate a potential project, the Company considers geographic location, scale, geological model, anticipated drilling prospects, number of pay zones and trend potential and expected project economics. To evaluate a potential partner, the Company considers that partner's financial stability, reputation and record of success in exploration and production activities.

    - TECHNICAL EVALUATION. If the project satisfies the Company's initial business screening criteria, it is then evaluated by a multidisciplinary team of the Company's technical experts. Such technical evaluation allows the Company to analyze and evaluate further the basic geological model, determine the seismic character of reservoirs within the project site, determine if the application of 3-D imaging technology will adequately address the primary geologic risk, investigate local and regional production trends for target reservoirs, refine its evaluation of project economics and determine if the capital required conforms to the Company's investment guidelines. If the project meets these criteria, the Company will participate in the project, committing its capital, technological resources and 3-D imaging and analytical expertise.

    - EARTH IMAGING. Once a project is approved for investment, the project team, led by one of the Company's geoscientists or engineers and including representatives of all or substantially all of the project's partners, commences its efforts to create the most accurate subsurface image possible. By integrating 3-D seismic data with other geologic and engineering data, the project team uses the derived subsurface image to model all potential reservoirs within the project's area. The data collection, processing and analysis are managed by the Company to assure its integrity and consistency.

    - DRILLING DECISION. After the project team completes the earth imaging and analysis of a selected project, the project team determines if the applicable data identify economically attractive drilling opportunities. The economic return expected from drilling must satisfy certain criteria and must be commensurate with the perceived risk. Thereafter, the project team makes recommendations to the partnership regarding drill sites and target depths.

    - POST-DRILLING APPRAISAL. Subsequent to the drilling of each well in a project, the Company integrates the information it has acquired in the drilling phase with its earth model enabling it to enhance the model based on the best available data and knowledge. As a result, the Company builds an increasing base of knowledge upon which to make future drilling decisions with respect to each project.

    As a working interest partner, the Company shares all project costs in proportion to its working interest percentage. In instances in which exploration and development activities are unsuccessful, the Company incurs a loss equal to its proportionate share of project costs prior to the time the project is abandoned. Similarly, the Company will incur a loss if the Company's proportionate share of revenue generated from production is insufficient to cover the Company's share of project costs.

    The Company believes that its application of increasingly stringent criteria for project selection which results in participation in higher quality projects, its geographic focus in the Gulf Coast Region, its increasing base of knowledge and experience, its ability to acquire unpromoted working interests and its participation in a larger number of projects have made the probability of future impairment writedowns less likely. However, no assurance can be given that future impairment writedowns, which may be material in amount, will not be incurred by the Company.

PROJECT GENERATION

    By its participation in multiple projects, many with multiple partners, the Company seeks to demonstrate its ability to improve project economics. Its current partners are its best resource for future high quality projects. The Company believes that its existing partners, which have benefited from the Company's ability to improve project economics by reducing primary geologic risk, will seek such benefits with respect to future projects and will therefore solicit the Company's involvement in such new projects. By participating in projects with partners possessing experience and knowledge in exploration operations that are complementary to the Company's imaging and analytical focus area, the Company believes that it and each project partner receive the benefit of the other's knowledge and expertise while achieving results that are greater than any particular partner might be able to achieve independently. The Company further believes that establishing long-term partner relationships will enhance the flow of prospective opportunities and the quality and stability of the business relationship, as well as reduce significant risks, such as the partner's operating capabilities and financial stability.

SIGNIFICANT PROJECTS AND PROPERTIES

    The Company's exploration activities are currently focused on three Gulf Coast trends, the Texas Gulf Coast trend, the Mississippi/Alabama trend and the Sunniland trend. In addition, the Company is pursuing select projects in South Louisiana and recently has elected to participate in its initial international project located in the Republic of Cote d'Ivoire. Geologically, 3-D imaging of the structural and stratigraphic complexities common in the Gulf Coast provides the Company with an ability to identify significant hydrocarbon potential in and around existing fields that could not be detected with 2-D and conventional exploration techniques. Due to geologic complexities within this region, it may be possible to identify multiple prospects within a single project. These prospects typically offer multiple drilling opportunities with individual wells capable of encountering multiple reservoirs. As its capital resources increase, the Company believes it can extend its trend strategy into other select geographic areas where the application of 3-D imaging technology can be utilized to reduce the primary geological risks prior to drilling.

    Technically, the extensive drilling history within Gulf Coast trends provides a powerful subsurface and production database to which seismic data can be calibrated. These data provide the foundation required to design a seismic program that optimizes resolution at targeted reservoirs. These data, when combined with 3-D seismic data, provide a more accurate assessment of reservoir quality, productivity and reserve potential and in some instances, fluid type.

    The following sets forth a brief summary of the Company's exploration trend areas and significant projects and properties. Although the Company is aggressively pursuing activities in each of the following areas, there can be no assurance that drilling opportunities will be identified or, if drilled, will be successful.

    TEXAS GULF COAST TREND

    In the Texas Gulf Coast trend, the Company anticipates drilling between 20 to 30 gross wells in 1997 with budgeted capital expenditures approximating $10 to $15 million net to the Company's working interest. The Company and its partners control in excess of 93,000 gross acres in this trend. Since February 1996 through the date of this Prospectus, the Company and its partners have drilled seven wells in the trend, six of which have encountered commercial quantities of oil and gas and are currently drilling one additional well. The Company has successfully utilized the 3DXPRESS process on 8,400 acres overlying four of these discoveries. At September 30, 1996, production rates for these four wells totaled approximately 9.0 MMcfe/d. The Company is currently utilizing the 3DXPRESS process on three other 3-D imaging programs totaling approximately 143 square miles in the trend. The Company's working interests in this trend currently range from 6% to 40%.

    The Texas Gulf Coast trend includes both onshore and offshore properties and generally extends along the Texas coast from Houston south to the Mexican border. Prospective geology in the trend is characterized by numerous stacked sand formations that were deposited continuously by river channels and deltas. The trend's primary historical oil and gas producing formations include the Wilcox, Frio, Yegua and Miocene.

    Certain of the projects the Company is pursuing in the Texas Gulf Coast trend are described below:

        COVE AND MCPAC FIELDS. The Company proposed and drilled a well with its partner, Bellwether Exploration Company, into a new fault block of the Cove and McPac Fields in August 1996 and discovered commercial quantities of oil and gas in two reservoirs. The well currently is shut-in but is expected to be flowing into existing production facilities by year end. The Company owns a 7% working interest in the well. In addition, the Company has defined a separate prospect adjacent to these fields and currently is evaluating whether to drill a well to test the prospect. The Cove and McPac Fields' acreage is held by production and is located in Matagorda Island Block 487-L, Texas state waters, 96 miles southwest of Houston in 60 feet of water.

        GILA BEND. The Company joined its partner, Ameritex Ventures, Ltd., in the project in December 1995. Integration of a 16-square mile 3-D seismic survey with the geology and production data resulted in a well being spud in July 1996. This well discovered four distinct pay zones of oil and gas and currently is producing 3.9 MMcfe and 80 Bbls of condensate per day from the first of the four pay zones. The Company and its partners control 3,525 gross acres in Gila Bend, and the Company owns working interests ranging from 6% to 10%.

        GERONIMO. The Company completed acquisition of a 77-square mile 3-D seismic survey in October 1996 utilizing the 3DXPRESS process in the Geronimo project, which is located in San Patricio County, Texas. Primary target formations include the Frio and Vicksburg sands, which are currently producing in fields in the area. The project area covers approximately 25,000 gross acres in which the Company owns a 15% working interest. The Company's partners in this project include Esenjay Petroleum Corporation ("Esenjay").

        BRIGHT FALCON. The Company joined its partner, Cox & Perkins Exploration, Inc., in 1993, in the Bright Falcon project, the Company's first project in the Texas Gulf Coast trend. Since then, the

    Company and its partner have drilled seven wells, five of which were discoveries. As of the date of this Prospectus, three wells, one of which was recompleted in November 1996, are producing in the Bright Falcon project. The Bright Falcon wells were drilled into Yegua and Frio gas formations after a 26-square mile 3-D seismic survey covering the Lost Bridge-Bright Falcon fields was analyzed by the Company. The project is located in Jackson County, Texas and its acreage is held by production. The Company owns a 17% working interest in this project.

    MISSISSIPPI/ALABAMA TREND

    In the Mississippi/Alabama trend, the Company anticipates drilling six to eight gross wells in 1997 with budgeted capital expenditures approximating $2.5 million net to the Company's working interest. The Company and its partner, Esenjay, control over 41,000 gross acres in the trend. The Company completed acquisition of a 3-D seismic survey utilizing the 3DXPRESS process on a 64-square mile area in November 1996. The Company's first well in this trend is expected to spud in the first quarter of 1997. The Company currently has a working interest of approximately 15% in its properties in the trend.

    The Mississippi/Alabama trend includes onshore properties and generally extends across a seven-county area from Newton County in Southern Mississippi eastward through Southern Alabama to the Florida border. Prospective geology in the trend is characterized by discrete occurrences of basement and salt-related features that deform shallower sand formations to create potential structural traps for oil and gas. The primary historical oil and gas producing formations in the trend have been the Cotton Valley, Lower Haynesville, Smackover and Norphlet.

    SUNNILAND TREND

    The Company's partner in the Sunniland trend project is Plains Resources, Inc. ("Plains"). As part of its anticipated initial exploration of the Sunniland trend in 1997, the Company plans to acquire a 3-D survey utilizing the 3DXPRESS process and to drill a well on a prospect that the Company believes may confirm an extension of the Raccoon Point Field. Cumulative production from this field, located in Collier County, Florida, has exceeded 9.5 MMBOE. The Company and its partner currently are exploring other 3-D project opportunities within the Sunniland trend by acquiring, reprocessing and analyzing 2-D seismic data along with other evaluation methods. The Company and its partner control approximately 81,000 gross acres in the trend. The Company owns an 8% working interest therein excluding the currently established production.

    The Raccoon Point Field is within the Cretaceous Sunniland Trend, which extends from south of Ft. Myers, Florida to northwest of Miami, Florida. Prospective geology in the trend is characterized by carbonate reefs and shoals. The trend's primary historical oil and gas producing formation is the Sunniland formation.

    SOUTH LOUISIANA PROJECTS

        FOUR ISLE DOME. To the date of this Prospectus, the Company has identified multiple drilling targets in the upper Miocene zone of Four Isle Dome, located in Terrebone Parish, Louisiana. The first of these wells in which the Company owned a 20% working interest was spud by the Company and its partner, Plains, in October 1996 targeting the upper Miocene at an approximate depth of 14,000 feet. Although the primary objective sands were encountered, electric logs indicated that those sands would not produce commercial quantities of hydrocarbons. The Company also is participating with Plains in an additional well scheduled to be drilled in December 1996. Prior to the Company's involvement in the project, Plains and its partners acquired a 51-square mile 3-D seismic survey in late 1995. In February 1996, the Company signed a joint venture agreement with Plains covering Four Isle Dome. Since then, the Company has assisted with completion of the seismic processing, has analyzed the seismic data and has identified drilling targets. The Company and its partner control approximately 19,000 gross acres on this project. The Company will own a 5% working interest in the well to be spud in December 1996.

        HAYES. The Company and its partner, Alta Mesa Resources, Inc. expect to spud the first well in the Hayes project during the first quarter of 1997. The Company has analyzed a 25-square mile 3-D seismic survey utilizing the 3DXPRESS process. The survey area included the Hayes Field and selected adjacent acreage in Calcasieu and Jefferson Davis Parishes, Louisiana. Cumulative production from the Hayes Field has exceeded 157 Bcf and 1.64 MMBbls. The Company does not own an interest in the field, but the Company believes that it has identified several drilling targets on the adjacent acreage. The Company and its partner control over 7,800 gross acres in this project in which the Company owns a 10% working interest.

        RACELAND. The Company and its partner, Texoil, Inc., plan to drill the first exploratory well, targeted at Miocene formations, in the Raceland project during the first quarter of 1997. The Raceland project is located near the Raceland Field in Lafourche Parish, Louisiana. Acquisition of a 64-square mile 3-D seismic survey on the underlying salt dome was completed in August 1996 and the Company currently is analyzing the seismic data. The nearby Raceland Field has produced over 24 MMBbls and 134 Bcf from Miocene sands at depths of 7,000 feet to 16,000 feet. The Company and its partner control over 17,000 gross acres in the Raceland project in which the Company owns a 5% working interest.

        EAST CAMERON 42. The Company and its partners, Gulf Star Energy, Inc. and Santa Fe Energy Resources, Inc., drilled a gas discovery in Miocene sands on East Cameron 42, the Company's Hollywood project, in July 1996. The well is scheduled to be connected to existing production facilities in December 1996. East Cameron 42 is located in federal waters approximately 175 miles southwest of New Orleans in 45 feet of water. The project acreage is held by production, and the Company owns a 5% working interest in this well.

OTHER PROJECTS

        LANELL FARMS. The Company and its partner, Browning Oil Company, have completed drilling operations on a well at Lanell Farms, located in Gaines County, West Texas, which targeted the Devonian and Wolfcamp formations. With respect to the Wolfcamp formation, the well has been tested at rates greater than 200 Bbls/d. Production equipment is currently being installed and initial sales anticipated to occur in January 1997. The Company and its partner concluded that the Devonian formation will not produce commercial quantities of hydrocarbons. A second well, targeting the Wolfcamp formation, is scheduled to be spud in the first quarter 1997. The 2,000-acre project area is covered by a 3-D seismic survey in which the Company participated. The Company owns a 6% working interest in the first well and a 10% working interest in the second well to be drilled.

SIGNIFICANT BUSINESS RELATIONSHIPS

    As of December 15, 1996 the Company's current portfolio included 12 active operator partners. Such partners are identified below:

Alta Mesa Resources, Inc.             Esenjay Petroleum Corporation
Ameritex Ventures, Ltd.               Harrison Interests, Ltd.
Bellwether Exploration Company        Plains Resources, Inc.
Browning Oil Company                  PrimeEnergy Management Corporation
Cox & Perkins Exploration, Inc.       Santa Fe Energy Resources, Inc.
EnerVest Management Co.               Texoil Inc.

    In February 1996, the Company formed a joint venture and strategic alliance with Plains, the Company's partner in the Sunniland trend, pursuant to which the companies agreed to jointly pursue exploitation and exploration opportunities. Pursuant to the joint venture, the Company acquired a working interest of up to 8% in the Sunniland trend exploration project and an initial working interest of approximately 7% in the Four Isle Dome project. In addition to their joint venture, the Company and Plains have entered into a strategic alliance which has an initial term of five years. Under the terms of the alliance, the Company has the right to participate in exploitation or exploration projects where 3-D seismic is applicable (i) for up to 15% of Plains' interest in the Illinois Basin, located in southern Illinois, and in the Los Angeles Basin, located in Los Angeles County, California, and (ii) for up to 20% of Plains' interest in any additional properties Plains might acquire.

    The Company also has a strategic alliance with PrimeEnergy Management Corporation, a subsidiary of PrimeEnergy Corporation, covering an area of mutual interest in the Texas Gulf Coast trend and a contractual relationship on projects with Esenjay Petroleum Corporation, a privately held corporation, in the Texas Gulf Coast trend and the Mississippi/Alabama trend which, if successful, could lead to a broader geographic alliance. See "--Significant Projects and Properties." The Company believes that these types of joint ventures and alliances involving long-term partner relationships enhance the flow of opportunities presented to the Company and reduce the risk involved in determining the quality of the partner and the relationship. As part of its strategy, the Company attempts to convert successful relationships on individual projects with quality partners into long-term strategic alliances.

    In addition to its relationship with certain operator partners, the Company maintains an agreement with Landmark Graphics pursuant to which the Company has acquired a license to use certain software manufactured by Landmark Graphics. The Company also maintains informal agreements with Landmark Graphics which entitle the Company's employees to participate in Landmark Graphics' medical insurance plan, life insurance plans and 401(k) plan. The Company currently anticipates that its informal agreements with Landmark Graphics will remain in place until at least December 31, 1997. See "Certain Transactions--Agreements with Landmark Graphics."

3-D IMAGING TECHNOLOGY

    The Company's oil and gas finding capabilities are dependent upon the effective application of 3-D imaging technologies. Although the initial application of 3-D imaging technology began in the late 1960's, its cost through the 1970s justified use only in deep offshore applications and other environments with substantial drilling costs and risk. By the mid-to-late 1980's 3-D imaging was a principal tool used in exploration activities in both the North Sea and the Gulf of Mexico. Advances in technology during the 1980's made the use of 3-D imaging more cost advantageous and more readily available for use onshore.

    In general, 3-D imaging technology provides an "image" of the subsurface geology by collecting seismic data along multiple parallel lines and creating a cube of information which is spatially sampled throughout. The data acquired by use of 3-D imaging technology is of a significantly better quality and provides significantly greater advantages than the data acquired by 2-D seismic technology. The higher fidelity and resolution of 3-D data result in more accurate images than are possible using 2-D seismic and other conventional methods. The productive application of 3-D imaging technology requires the skills of highly trained experts.

GEOLOGIC, GEOPHYSICAL AND ENGINEERING EXPERTISE

    The Company has assembled a group of talented and experienced geologists, geophysicists and engineers that work in multidisciplinary teams to enable the Company to exploit fully the advantages afforded by 3-D imaging technologies. The Company currently has ten full-time experts who design and manage the process of seismic data acquisition, processing, imaging and analysis and drill site selection using computer systems and software owned or licensed by the Company. Each of those geoscientists and engineers has between five to 20 years of experience involving the utilization of seismic data imaging and analysis, and they have collectively participated in over 300 3-D seismic projects in diverse geologic trends throughout the world. By assembling in-house technical expertise, the Company is able to manage fully and effectively the imaging and analytical phase of the projects in which it participates. The Company provides its technical expertise exclusively to those projects in which it participates as a working interest partner. See "Management--Geoscientists and Engineers."

    By assembling for each project a multidisciplinary team of Company and project partner experts, led by one of the Company's geoscientists or engineers, the Company is able to capitalize on the expertise and experience of its partners' technical staff while retaining management and overall responsibility for the imaging and analytical phase of the project. If a project requires technical expertise not available from the Company's or project partners' personnel, the Company's project manager will identify and recruit an industry expert to join the project team. In addition to being responsible for finding oil and gas quickly and economically, the Company's project managers are in charge of scheduling, budgeting and timely reporting. To insure that all responsibilities assigned to various team members are completed in a systematic manner and that all variables arising in connection with the imaging and analysis of a specific project are thoroughly reviewed and integrated into the imaging and analysis procedures, all of the Company's project managers are required to adhere to the Company's technical template for each project for which they are responsible. Generally, the Company's project manager maintains responsibility for the project throughout the project life, which typically extends through drilling of the last exploratory well.

RESEARCH AND DEVELOPMENT

    The Company believes that it possesses a competitive advantage over other oil and gas companies by utilizing the experience of its in-house scientific experts to continually develop innovative techniques and tools to optimize the Company's utilization of 3-D imaging technologies. The Company's ongoing research and development and its continuous accumulation of knowledge have resulted in technical improvements and innovations that the Company believes provide it with significant competitive advantages. Application of the 3DXPRESS process, AVO, inversion and geostatistics to the process of reservoir characterization and innovative utilization of technologies including digital orthomaps and GPS locators are examples of such improvements which the Company believes enable it to acquire higher quality seismic data than that which may be acquired without effective utilization of such technologies and techniques. The Company believes such higher quality data enable it to locate hydrocarbon reserves more accurately thereby creating for it and its project partners a significant competitive advantage. The Company enhances its ongoing research program by forging strategic alliances with select suppliers of hardware and software which have demonstrated foresight in the science of earth imaging. The Company believes that its strategy of applied research and development will allow it to remain at the forefront of oil and gas exploration technology.

    The Company has been able to adapt and refine concurrent imaging methods to create the Company's 3DXPRESS process through the effective application of its applied research and development strategy. In its first commercial application of the 3DXPRESS process, the Company commenced and completed a project's imaging and analysis phase in a four week period. Thereafter, the project operator successfully drilled and completed four of the five resulting wells in a complex geologic setting relying upon the Company's drill site and target depth recommendations.

    Other innovations and improvements to the imaging process resulting from the Company's ongoing research include the use of digital orthomaps for survey planning and control, the use of GPS locators on seismic vibrators for positioning control, application of AVO, inversion and geostatistics to the process of reservoir characterization and the application of interactive migration velocity analysis and depth migration to achieve superior image reconstruction. Many of these innovations and improvements are the result of strategic alignments with pioneering technology suppliers such as GPS Technologies, Inc., Hampton-Russell Software, Inc., Landmark Graphics and Paradigm Geophysical, Inc.

OIL AND GAS RESERVES

    All of the Company's proved reserves described below were located onshore in West Texas and onshore and near-shore in the Louisiana and Texas Gulf Coast region. All of the Company's proved reserves reflected in the table were proved developed reserves. The Company's estimated total proved reserves of oil and natural gas as of December 31, 1993, 1994 and 1995, and September 30, 1996, based upon estimates prepared by the Company, were as set forth in the following table:

                                                                                     AT DECEMBER 31,
                                                                            ---------------------------------  AT SEPTEMBER
                                                                               1993        1994       1995       30, 1996
                                                                               -----     ---------  ---------  -------------
Estimated Net Proved Reserves Data:
  Gas (MMcf)..............................................................          20       1,237        443        2,169(1)
  Oil and condensate (MBbl)...............................................           4          40         41           31(1)
  Total equivalent (MMcfe)................................................          44       1,477        689        2,355
Pre-tax present value of proved reserves discounted at 10%(2).............   $      60   $   1,606  $     771    $   2,775
Standardized Measure of Discounted Future Net Cash Flows (in
  thousands)(2)(3)........................................................   $      60   $   1,606  $     771    $   2,775(1)

------------------------

(1) Estimates of the Company's net proved gas and oil and condensate reserves and related revenue estimates as of September 30, 1996 were prepared by the Company and 2,146 MMcf and 27.3 MBbls of such gas and oil and condensate volumes, respectively, and $2,723,338 of pre-tax present values, have been the subject of a reserve report (the "Ryder Scott Reserve Report") prepared by Ryder Scott Company ("Ryder Scott"). A summary report prepared by Ryder Scott is included as Appendix A hereto. The other oil and gas reserve volumes and values at September 30, 1996 relate to royalty interests in other wells which were engineered solely by the Company's personnel.

(2) Because the Company has substantial net operating loss carryforwards, the amounts reflected are the same before taxes and after projected income taxes.

(3) In accordance with requirements of the Securities and Exchange Commission, represents the present value of estimated future net revenues after income taxes discounted at 10%.

    In addition to the discussion below, reference is made to the Financial Statements including the Supplemental Oil and Gas Information (unaudited) included in the notes thereto included elsewhere herein. Such discussion also contains information with respect to the Company's reserves at December 31, 1993, 1994, 1995 and at September 30, 1996.

    The Company has not included estimates of total proved reserves, comparable to those disclosed herein, in any reports filed with federal authorities or agencies other than the Commission.

    At December 31, 1993, 1994 and 1995 and September 30, 1996, the Company held interests in the following productive wells:

                                                                AT DECEMBER 31,
                                  ----------------------------------------------------------------------------      AT
                                                                                                                 SEPTEMBER
                                            1993                      1994                      1995             30, 1996
                                  ------------------------  ------------------------  ------------------------  -----------
                                   GROSS(1)      NET(2)      GROSS(1)      NET(2)      GROSS(1)      NET(2)      GROSS(1)
                                  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Oil Wells.......................           3         0.03            6         0.06            7         0.16            8
Gas Wells.......................      --           --                4         0.56            5         0.74           10


                                    NET(2)
                                  -----------
Oil Wells.......................        0.25
Gas Wells.......................        1.50

------------------------

(1) The number of gross wells equals the total number of wells in which the Company owns a working interest.

(2) The number of net wells equals the sum of the Company's fractional working interests owned in gross wells.

    In general, estimates of economically recoverable oil and gas reserves and of the future net revenues therefrom are based upon a number of variable factors and assumptions, such as historical production from the subject properties, the assumed effects of regulation by governmental agencies and assumptions concerning future oil and natural gas prices and future operating costs, all of which may vary considerably from actual results. All such estimates are to some degree speculative and classifications of reserves are only attempts to define the degree of speculation involved. For these reasons, estimates of the economically recoverable oil and gas reserves attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. Therefore, the actual production, revenues, severance and excise taxes, development and operating expenditures with respect to the Company's reserves will likely vary from such estimates, and such variances could be material.

    The Company's producing wells have been producing for only a short period of time. Accordingly, estimates of future production based on this limited history are subject to various uncertainties with regard to the rate at which current production will decline. Estimates with respect to proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history, and subsequent evaluation of the same reserves, based upon production history, will result in variations, which may be substantial, in the estimated reserves. See "Risk Factors--Limited Operating History and Significant Historical Operating Losses."

    In accordance with applicable requirements of the Commission, the estimated discounted future net revenues from estimated proved reserves are based on prices and costs as of the date of the estimate unless such prices or costs are contractually determined at such date. Actual future prices and costs may be materially higher or lower. Actual future net revenues also will be affected by factors such as actual production, supply and demand for oil and gas, curtailments or increases in consumption by natural gas purchasers, changes in governmental regulations or taxation and the impact of inflation on costs. See "Risk Factors--Volatility of Oil and Gas Prices."

OIL AND GAS DRILLING ACTIVITIES

    The following table sets forth the gross and net number of productive, dry and total exploratory and development wells that the Company drilled in each of 1993, 1994, 1995 and during the first nine months of 1996.

                                                                            GROSS WELLS                      NET WELLS
                                                               -------------------------------------  ------------------------
                                                                PRODUCTIVE       DRY        TOTAL      PRODUCTIVE       DRY
                                                               -------------     ---        -----     -------------  ---------
EXPLORATORY WELLS(1)
Year ended December 31, 1993.................................            3            0           3          0.03       --
Year ended December 31, 1994.................................            7            5          12          0.59         0.70
Year ended December 31, 1995.................................            2            0           2          0.28       --
Nine months ended September 30, 1996.........................            6            6          12          0.69         0.67

DEVELOPMENT WELLS
Year ended December 31, 1993.................................       --           --          --            --           --
Year ended December 31, 1994.................................       --           --          --            --           --
Year ended December 31, 1995.................................       --           --          --            --           --
Nine months ended September 30, 1996.........................            2       --               2          0.40       --


                                                                 TOTAL
                                                               ---------
EXPLORATORY WELLS(1)
Year ended December 31, 1993.................................       0.03
Year ended December 31, 1994.................................       1.29
Year ended December 31, 1995.................................       0.28
Nine months ended September 30, 1996.........................       1.36
DEVELOPMENT WELLS
Year ended December 31, 1993.................................     --
Year ended December 31, 1994.................................     --
Year ended December 31, 1995.................................     --
Nine months ended September 30, 1996.........................       0.40

------------------------

(1) As of the date of this Prospectus, the Company was participating in two gross and 0.26 net exploratory wells.

PRODUCTION

    The following table summarizes the net volumes of oil and gas produced and sold, and the average prices received with respect to such sales, from all properties in which the Company held an interest during the three years ended December 31, 1995 and for the nine months ended September 30, 1996.

                                                                    GAS                                OIL
                                                      --------------------------------  ----------------------------------
                                                      NET PRODUCTION    AVERAGE SALES     NET PRODUCTION     AVERAGE SALES
                                                          (MMCF)          PRICE/MCF           (MMCF)           PRICE/BBL
                                                      ---------------  ---------------  -------------------  -------------
Year ended December 31, 1993........................        --            $  --                 --             $  --
Year ended December 31, 1994........................         105.1             1.93                6.1             16.58
Year ended December 31, 1995........................          97.1             1.59                6.7             17.89
Nine months ended September 30, 1996................         117.8             2.41                6.5             19.17

    Average oil and gas operating expenses per Mcfe were $0.10, $0.44 and $0.18 for the years ended December 31, 1994 and 1995 and the nine month period ended September 30, 1996, respectively. With the addition of severance and ad valorem taxes, the total average oil and gas operating expenses per Mcfe were $0.24, $0.57 and $0.33 for the years ended December 31, 1994 and 1995 and nine months ended September 30, 1996, respectively.

ACREAGE

    The following table sets forth the developed and undeveloped oil and gas acreage in which the Company held an interest as of September 30, 1996. Undeveloped acreage is considered to be those lease acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether or not such acreage contains proved reserves.

                                                                                    DEVELOPED            UNDEVELOPED
                                                                               --------------------  --------------------
                                                                                 GROSS       NET       GROSS       NET
                                                                               ---------  ---------  ---------  ---------
Alabama......................................................................     --         --         --         --
Florida......................................................................     --         --          5,000        400
Texas........................................................................      2,976        462     46,219      6,381
Louisiana....................................................................      2,880        144      8,900        499
Mississippi..................................................................     --         --          3,280        492
                                                                               ---------  ---------  ---------  ---------
Total........................................................................      5,856        606     63,399      7,772
                                                                               ---------  ---------  ---------  ---------
                                                                               ---------  ---------  ---------  ---------

    In addition to the above acreage, as of the date of this Prospectus, the Company has options or farm-ins to acquire leases on 217,420 gross (27,523 net) acres of undeveloped land located in Alabama, Florida, Louisiana, Mississippi and Texas.

COMPETITION

    Competition in the oil and gas industry is intense, particularly with respect to the acquisition of acreage and capital. The Company's competitors in the provision of seismic imaging, analytical and other related services include numerous major and independent oil and gas companies, smaller, technology-driven service companies, individual proprietors, drilling and income programs and partnerships. Many of the Company's competitors possess and employ financial and personnel resources substantially in excess of those available to the Company and may, therefore, be able to define, evaluate, bid for and participate in a greater number of oil and gas properties than the Company. The Company believes that technology, experience and reliability are the primary basis of competition in the industry, as oil and gas exploration companies demand higher quality seismic data delivered and analyzed in increasingly shorter time frames and greater assurances that the interests of such company are respected and advanced. Although the Company believes that it competes effectively in each of these areas, there can be no assurance that the Company's ability to attract and invest in high quality projects will not be adversely affected if its current competitors or new market entrants introduce new services with better quality technology than those offered by the Company. See "Risk Factors--Competition."

REGULATION

    The Company's operations are subject to numerous federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Public interest in the protection of the environment has increased dramatically in recent years. Offshore drilling in certain areas has been opposed by environmental groups and, in certain areas, has been restricted. The Company believes that the trend of more expansive and stricter environmental legislation and regulations will continue. To the extent laws are enacted or other governmental action is taken that prohibit or restrict onshore and offshore drilling or impose environmental protection requirements that result in increased costs to the oil and gas industry in general, the business and prospects of the Company could be adversely affected.

    The Oil Pollution Act of 1990 (the "OPA") and regulations thereunder impose a variety of requirements on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills in United States waters. A "responsible party" includes the owner or operator of a facility or vessel, or the lessee or permittee of the area in which an offshore facility is located. The OPA assigns liability to each responsible party for oil removal costs and a variety of public and private damages including natural resource damages. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If the party fails to report a spill or to cooperate fully in the cleanup, liability limits likewise do not apply. Few defenses exist to the liability imposed by the OPA.

    Under the OPA, the Minerals Management Service ("MMS") has the authority to promulgate regulations requiring financial assurance from owners and operators of "offshore facilities" to cover potential environmental cleanup and restoration costs. Although there has been uncertainty about the scope and applicability of these requirements, Congress recently adopted legislation that has been signed by the President that excludes certain inland facilities with a worst-case oil spill risk of 1,000 barrels or less from the financial assurance requirements. Under this new legislation, the amount of financial responsibility that must be demonstrated for an offshore facility was reduced to $35.0 million if the facility is located seaward of the seaward boundary of a State, or $10.0 million if located landward of the boundary. These limitations can be adjusted upward should MMS believe there are additional risks. In projects in which the Company has a participating working interest, the operator partner is responsible for all demonstrations of financial responsibility including the posting of any indemnity bonds which are required by applicable governmental regulations. The expenses incurred in the operator partner's demonstration of financial responsibility are expenses which are allocated to each project partner based on the respective partner's working interest.

    The OPA also imposes other requirements, such as the preparation of an oil spill contingency plan. The Company has such a plan in place. Failure to comply with ongoing requirements or inadequate cooperation during a spill event may subject a responsible party to civil or criminal enforcement actions.

    To complement the OPA, the State of Texas enacted the Oil Spill Prevention and Response Act (OSPRA). The Texas General Land Office (GLO) is the lead agency for carrying out OSPRA and to that end the GLO has promulgated regulations affecting anyone who owns or operates a vessel or facility that stores or transfers oil in areas where a spill could reach Texas coastal waters.

    In addition, the Outer Continental Shelf Lands Act ("OCSLA") authorizes regulations relating to safety and environmental protection applicable to lessees and permittees operating on the Outer Continental Shelf (the "OCS"). Specific design and operational standards may apply to OCS vessels, rigs, platforms, vehicles and structures. Violations of lease conditions or regulations issued pursuant to the OCSLA can result in substantial civil and criminal penalties, as well as potential court injunctions curtailing operations and the cancellation of leases. Such enforcement liabilities can result from either governmental or private prosecution.

    The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. Additionally, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. Further, certain oilfield wastes are subject to the Resource Conservation & Reservation Act ("RCRA") with respect to the regulation of hazardous wastes. The RCRA regulates the generation, transportation and disposal of hazardous wastes.

    The Texas Railroad Commission has issued rules for management of certain types of hazardous waste generated in the oilfield, however, until delegation of the RCRA program to the Railroad Commission, hazardous wastes generated in the oilfield are regulated by the Texas Natural Resources Conservation

Commission. The Texas Railroad Commission regulates pollution of groundwater and surface water resulting from exploration, production and development of oil and natural gas resources.

    The Clean Water Act (CWA) and regulations promulgated thereunder prohibit the discharge of pollutants into waters of the United States without a permit pursuant to the National Pollutant Discharge Elimination System (NPDES) provisions. The CWA also requires reporting of oil spills to the National Response Center. The Environmental Protection Agency has issued general NPDES permits for oil and gas platforms in the Gulf of Mexico which permits impose limits on discharges of such things as oil, grease, produced water and drilling fluids. Onshore platforms may also be subject to the requirement for NPDES permits for both production discharges and for discharges of stormwater. In Louisiana, the NPDES permit program has recently been delegated to the State of Louisiana. In Texas, the NPDES permit program is administered by EPA. Failure to obtain the proper permit may result in both civil and criminal penalties as well as an order to cease discharges, which in effect is an order to shut down production.

    Management believes that the Company is in substantial compliance with current applicable environmental laws and regulations. Compliance with such laws and regulations has not historically represented a significant expense for the Company and management does not foresee the need for material expenditures to ensure continued compliance with currently existing laws and regulations. Laws and regulations in these areas are, however, subject to change and there can be no assurance that future laws or regulations will not have a material adverse effect on the Company. See "Risk Factors--Compliance with Governmental Regulations."

OPERATING HAZARDS AND INSURANCE

    The oil and gas business involves a variety of operating risks, including the risk of fire, explosions, blow-out, pipe failure, casing collapse, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures and discharges of toxic gases, the occurrence of any of which could result in substantial losses to the Company due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. In addition to the foregoing, offshore operations are subject to the additional hazards of marine operations, such as capsizing, collision and adverse weather and sea conditions.

    Through operator partners, the Company indirectly maintains insurance against some, but not all, operating risks. The insurance maintained by project operator partners generally does not cover claims relating to failure of title to oil and gas leases, trespass during 3-D survey acquisition or surface damage attributible to seismic operations, business interruption or protect against loss of revenues due to well failure. There can be no assurance that any insurance obtained by project operator partners covering claims related to worker's compensation, comprehensive general liability for bodily injury and property damage, comprehensive automobile liability and pollution, cleanup, underground blowout and evacuation will be adequate to cover any losses or liabilities which may be incurred within projects in which the Company participates. The Company is an additional named insured on the insurance policies procured and maintained by operator partners. The Company cannot predict the continued availability of such insurance or the availability of insurance at premium levels that justify its purchase. If any project operator partner were unable to procure insurance at an acceptable cost with respect to each of the projects in which the Company participates, the occurrence of significant adverse events not fully insured or indemnified against could materially and adversely affect the Company's financial condition and operations. See "Risk Factors--Operating Hazards."

EMPLOYEES AND INDEPENDENT CONSULTANTS

    At December 15, 1996, the Company had 14 full-time employees including ten geoscientists and engineers and one person, the President and Chief Executive Officer, engaged principally in the management of the Company. The Company believes that its relationship with its employees is good. None of the Company's employees is covered by a collective bargaining agreement. At December 15, 1996, the Company had arrangements with eight individuals to provide, from time to time, various consulting and professional services. The agreements with these consultants provide for the payment of fees and expenses for services rendered. The Company has commenced and expects to continue a program to hire recent college graduates and advanced degree holders. See "Management."

LEGAL PROCEEDINGS

    Since its organization through the date of this Prospectus, the Company has not been involved in any legal proceedings. There can be no assurance, however, that the Company will not in the future be involved in litigation incidental to the conduct of its business.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information with respect to the directors and executive officers of the Company.

                NAME                      AGE                                POSITION
------------------------------------  -----------  ------------------------------------------------------------
Jon W. Bayless (1)..................          56   Director, Chairman of the Board
C. Eugene Ennis.....................          52   President and Chief Executive Officer; Director
Peter M. Duncan.....................          44   Vice President of Technology; Treasurer
Douglas C. Nester...................          39   Vice President of Exploration; Secretary
Robert J. Bacon, Jr.................          42   Vice President of Joint Ventures
Joseph Schuchardt III...............          44   Vice President of Business Development
Robert H. Chaney (1)................          37   Director
Charles E. Edwards (2)..............          71   Consultant; Director
Douglas C. Williamson (2)...........          45   Director

------------------------

(1) Member of the Company's Compensation Committee.

(2) Member of the Company's Audit Committee.

    Upon completion of the Offering, the term of office of the members of the Board of Directors will be staggered into three classes. The initial term of each of Class I, Class II and Class III will expire at the first, second and third annual meetings, respectively, of the Board of Directors which is held after the completion of this Offering. Each class will thereafter have a term of three years.

    JON W. BAYLESS. Mr. Bayless has been Chairman of the Board of the Company since October 1996 and a Director since November 1993. Since 1983, Mr. Bayless has been a general partner of Sevin Rosen Funds, a venture capital investment firm. Mr. Bayless is also the controlling stockholder and sole director of Jon
W. Bayless, Inc., the general partner of Atlantic Partners L.P., which is the general partner of Citi Growth Fund L.P., a venture capital investment firm, and serves as a director of a number of privately held companies. Mr. Bayless is also Chairman of the Board of Directors of Shared Resource Exchange, Inc. Shared Resource Exchange, Inc. filed for reorganization under Chapter 11 of the Federal Bankruptcy Code in August 1996. A plan under Chapter 11 has been approved.

    C. EUGENE ENNIS. Mr. Ennis, who co-founded the Company with Peter M. Duncan and Douglas C. Nester, has served as the Company's President and Chief Executive Officer and as a Director since the Company's inception in December 1992. From September 1984 to December 1992, Mr. Ennis was President and Chief Executive Officer of Landmark Graphics, a provider of interdisciplinary interpretation tools for the petroleum industry. Mr. Ennis holds a Bachelor of Science in electrical engineering from the University of Houston and began his career in 1969 as a design engineer in the Geophysical Products Division of Texas Instruments where he was employed until 1983.

    PETER M. DUNCAN. Dr. Duncan, a co-founder of the Company, has served as the Company's Vice President of Technology and Treasurer since the Company's inception. Prior to joining the Company, Dr. Duncan was employed by Landmark Concurrent Solutions Inc., an affiliate of Landmark Graphics, that merged with ExploiTech, as Vice President from July 1991 until December 1992. Dr. Duncan was a founder in 1987 of ExploiTech, a company specializing in integrated multi-disciplinary reservoir description studies for exploration and exploitation that merged with Landmark Graphics in 1989. From 1986 to 1987, Dr. Duncan served as Vice President of Marine Operations and Chief Geophysicist of North America for Digicon Inc., a major geophysical contractor. From 1984 to 1986, Dr. Duncan was employed as Chief Geophysicist of Pulsonic Geophysical of Calgary Inc., a former subsidiary of Digicon Inc. From 1978 to 1984, Dr. Duncan held various positions with Shell Canada Resources Inc. ("Shell"), including Party Chief for Shell's offshore seismic programs. Dr. Duncan holds a Ph.D in geophysics from the University of Toronto.

    DOUGLAS C. NESTER. Mr. Nester, a co-founder of the Company, has served as the Company's Vice President of Exploration and Secretary since the Company's inception. Prior to joining the Company, Mr. Nester was employed by Landmark Concurrent Solutions Inc., an affiliate of Landmark Graphics that merged with ExploiTech, as Director of Technology from June 1988 to December 1992. From 1981 to 1988, Mr. Nester was employed in various geophysical positions by Pennzoil Corp., and held the position of Geophysical Specialist at the time of his departure. Mr. Nester began his career as an engineering geologist for Bechtel Corporation. Mr. Nester holds a Bachelor of Science in Geology from Indiana University of Pennsylvania and a Masters in Business Administration in Finance from the University of St. Thomas.

    ROBERT J. BACON, JR. Mr. Bacon has been Vice President of Joint Ventures since September 1995. Prior to joining the Company, Mr. Bacon was Manager of Business Development for Scientific Software-Intercomp, Inc., a software company, from May 1994 to June 1995 and served as Vice President of Sales and Marketing for JetFax Inc, a manufacturer of facsimile machines and facsimile peripherals, from September 1990 to May 1994. From 1988 to 1990, Mr. Bacon was employed by ExploiTech as the Director of Marketing for consulting services. From 1985 to 1987, Mr. Bacon held positions in key account management at Landmark Graphics. Mr. Bacon is a founder and currently serves on the Board of Directors of Innovative Transducers Inc., a privately held designer and manufacturer of solid towed hydrophonic arrays for the military and geophysical marine markets. Mr. Bacon holds a Bachelor of Science in Advertising from the University of Texas.

    JOSEPH SCHUCHARDT III. Mr. Schuchardt has served as the Company's Vice President of Business Development since November 1993. Prior to his employment with the Company, Mr. Schuchardt served as Vice President of Land for Great Western Resources Inc. from April 1992 to November 1993. Mr. Schuchardt also served as Vice President of Land for Paramount Petroleum Company from 1991 to 1992. Mr. Schuchardt was employed as Land Manager of Horizon Exploration Company from 1980 to 1991 and has held positions with Texas Oil & Gas Corporation, Coastal States Oil and Gas Corporation and Texaco Inc. Mr. Schuchardt holds a B.B.A. in Management from the University of Texas.

    ROBERT H. CHANEY. Mr. Chaney has served as a Director of the Company since November 1993. Mr. Chaney is Chairman and Chief Executive Officer of R. Chaney & Co., Inc., an investment firm specializing in equity investments in emerging energy technology companies. Mr. Chaney was a co-founder of Paramount Petroleum Company, an independent oil and gas company, and served as its President and Chief Executive Officer from 1986 to July 1993.

    CHARLES E. EDWARDS. Mr. Edwards has served as a Director of the Company since August 1995. Since August 1985 to present, Mr. Edwards has acted as a consultant in petroleum technologies. Prior to August 1985, Mr. Edwards was employed by Chevron Corp. for a period in excess of 37 years and most recently served as Chief Geophysicist with responsibility for global exploration activities. Mr. Edwards has also served as a director for Digicon Inc. and Landmark Graphics.

    DOUGLAS C. WILLIAMSON. Mr. Williamson has served as a Director to the Company since July 1995. Mr. Williamson is a Managing Director in the Venture Capital Group in the Dallas, Texas office of NationsBanc Capital Corporation.

GEOSCIENTISTS AND ENGINEERS

    In addition to Dr. Duncan and Mr. Nester, the Company has assembled a group of talented and experienced geologists, geophysicists and engineers to enable it to exploit fully the advantages afforded by 3-D imaging technology. Information with respect to those experts is set forth below.

    HERBERT R. ROHLOFF. Mr. Rohloff has served as a Senior Reservoir Engineer since joining the Company in January 1995. He is a registered professional engineer in the State of Texas. Prior to joining the Company, Mr. Rohloff was employed by Amoco Production Company from 1979 to 1993 in various engineering, economic and supervisory positions beginning in 1979 and served most recently as Project Manager--Production New Ventures. Mr. Rohloff holds a Bachelor of Science in Chemical Engineering from Texas A&M University.

    DOUGLAS W. BECKMAN. Mr. Beckman has served as a Project Manager since joining the Company in September 1994. Mr. Beckman has over 12 years of experience in the oil and gas industry. Prior to joining the Company, Mr. Beckman was employed by Exxon Corp. from May 1982 to August 1994, and served most recently as a seismic applications specialist. Mr. Beckman holds a Bachelor of Arts in Geology from Wittenberg University.

    ERIC B. GARDNER. Mr. Gardner has served as Project Manager since joining the Company in September 1994. Mr. Gardner has over ten years of industry experience and has worked in many geoscience areas, including production, exploration, seismic technology, and research. Mr. Gardner began his career with Amoco Production Company in 1985 as a technical geophysicist and served most recently as a staff geophysicist. Mr. Gardner holds a Bachelor of Science in Engineering Physics from Colorado School of Mines.

    JEFFREY K. OWENS. Mr. Owens has served as a Project Manager since joining the Company in August 1994. Prior to joining the Company, Mr. Owens was employed by Amoco Production Company where he began his career in 1984 as a production and reservoir engineer and served most recently as a staff geophysicist. Mr. Owens holds a Bachelor of Science in Petroleum Engineering from Mississippi State University.

    RICHMOND MILLER. Mr. Miller has served as a Senior Geophysicist since joining the Company in September 1996. Prior to joining the Company, Mr. Miller held various positions with Digicon Geophysical Corp. beginning in 1987 and served most recently as Marine Acquisition Manager. Mr. Miller holds a Bachelor of Science in Geology from Stephen F. Austin State University.

    MICHAEL A. SAUNDERS. Mr. Saunders has served as a Senior Geophysicist since joining the Company in December 1994. Mr. Saunders began his career with Pulsonic Geophysical of Calgary Inc. as a Processing Geophysicist. From 1987 to 1994, Mr. Saunders was employed by Digicon Geophysical Corp., and served most recently as Manager of Marine Technology. Mr. Saunders has a Bachelor of Science in Geophysics from the University of Alberta, Edmonton, Alberta.

    CAROL ANNE ESTES. Ms. Estes has served as an Explorationist since joining the Company in June 1996. Prior to joining the Company, Ms. Estes was employed as a Senior Geophysicist for Exxon Exploration Company from April 1994 to June 1996. Ms. Estes holds a Bachelor of Science in Geophysics from Texas A&M University and a Master of Science in Geophysics from Stanford University.

    BRENDA HAGAN. Ms. Hagan has served as a Senior Exploration Technologist since joining the Company in December 1993. Ms. Hagan began her career with Houston Oil & Minerals Corp. in 1977. From 1989 to November 1993 she was employed as a geological technician at British Gas Exploration and Production.

OTHER EMPLOYEES

    GAYLE ANDERSON. Ms. Anderson has served as Office Manager of the Company since April 1996. Prior to joining the Company, Ms. Anderson held positions in various areas, including accounts payable and commercial loans. Ms. Anderson also served as office manager of R.J. Power & Associates from September 1995 to April 1996. From June 1989 to September 1995, Ms. Anderson managed Andco, Inc., a business which she co-founded, serving as Comptroller, Human Relations and Payroll Officer.

CONSULTANTS

    HARDIE W. MORGAN. Mr. Morgan is a Certified Public Accountant and has served as a consultant to the Company since January 1993. Mr. Morgan has been self-employed since January 1992 as a consultant providing business and financial services to a number of public and private companies. From April 1985 until December 1991, Mr. Morgan served as Chief Financial Officer of Landmark Graphics.

    JOHN M. JAMES. Mr. James is a Certified Public Accountant and has served as a consultant to the Company since January 1993. Mr. James founded his own accounting firm in 1990. Prior to that time, Mr. James was a partner at Ernst & Young LLP.

COMMITTEES OF THE BOARD OF DIRECTORS

    The Board of Directors has established two committees, a Compensation Committee and an Audit Committee. The Compensation Committee currently consists of Messrs. Bayless and Chaney and the Audit Committee currently consists of Messrs. Edwards and Williamson. The Compensation Committee reviews general policy matters relating to compensation and benefits of officers and employees of the Company and administers the Stock Option Plan. The Audit Committee, established in October 1996, is responsible for recommending to the Board of Directors the annual engagement of a firm of independent accountants and for reviewing with the independent accountants the scope and results of audits, the internal accounting controls of the Company and audit practices and professional services rendered to the Company by the independent accountants.

COMPENSATION OF DIRECTORS

    Following the completion of the Offering, independent Directors will receive a fee in the amount of $750 for every board meeting attended in person or by telephone and a fee of $500 for each committee meeting held separately attended in person or by telephone. All Directors who are not employees of the Company, will be reimbursed for out-of-pocket expenses. Under the Stock Option Plan, the Company may, from time to time, and in the discretion of the Board of Directors, grant stock options to Directors.

EXECUTIVE COMPENSATION

    The following table sets forth information concerning compensation for services in all capacities awarded to, earned by or paid to, the Company's Chief Executive Officer and the Company's other most highly compensated executive officers, whose aggregate cash and cash equivalent compensation exceeded $100,000 (the "Named Executives"), with respect to the year ended December 31, 1995. The table also identifies the principal capacity in which each of the Named Executives served the Company at the end of 1995. No other executive officer of the Company received cash and cash equivalent compensation which exceeded $100,000 in the aggregate.

                           SUMMARY COMPENSATION TABLE

NAME AND PRINCIPAL POSITION                                                  YEAR     SALARY($)   BONUS($)
-------------------------------------------------------------------------  ---------  ----------  ---------
C. Eugene Ennis
  President and Chief Executive Officer..................................       1995  $  150,000  $  --

Peter M. Duncan
  Vice President of Technology; Treasurer................................       1995     103,920     12,000

STOCK OPTION GRANTS

    The following table sets forth certain information regarding options to purchase Common Stock which the Company has granted since January 1, 1996.

                                                                           NUMBER OF SHARES
                                                                            OF COMMON STOCK    EXERCISE
 DATE OF                                                                      UNDERLYING       PRICE PER
  GRANT    GRANTEE                                                            OPTIONS(1)         SHARE
---------  --------------------------------------------------------------  -----------------  -----------
1/4/96     Independent Board Members.....................................          20,680      $    0.58
4/11/96    Employee......................................................           2,585           0.58
4/11/96    Consultant....................................................           5,170           0.58
6/7/96     Employee......................................................          18,095           0.58
7/11/96    Employee......................................................          25,850           0.58
8/2/96     Employee......................................................           7,755           0.58
10/4/96    Consultants...................................................          27,401           7.79
11/1/96    Consultant....................................................           5,170          11.20
                                                                                  -------
  Total options granted in 1996..........................................         112,706
                                                                                  -------
                                                                                  -------

------------------------

(1) All options to purchase Common Stock were granted pursuant to the Stock Option Plan.

(2) The total number of options granted is net of cancelled options to purchase 155,100 shares of Common Stock that were granted to an executive officer who both commenced and terminated his service to the Company during 1996.

OPTION EXERCISES AND YEAR-END VALUE TABLE

    The following table sets forth information regarding the exercise of stock options during fiscal 1995 and the number and year-end value of unexercised options held at December 31, 1995, by each of the Named Executives. No stock options or stock appreciation rights were exercised by the Named Executives during fiscal 1995.

                   AGGREGATE OPTION EXERCISES IN FISCAL 1995
                     AND FISCAL 1995 YEAR-END OPTION VALUES

                                                               NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                             UNDERLYING UNEXERCISABLE         "IN-THE-MONEY"
                                                                OPTIONS AT FISCAL           OPTIONS AT FISCAL
                                                                   YEAR-END (#)                YEAR-END($)
NAME                                                        EXERCISABLE/UNEXERCISABLE(1) EXERCISABLE/UNEXERCISABLE(2)
----------------------------------------------------------  --------------------------  --------------------------
C. Eugene Ennis...........................................           10,911/9,233              150,644/127,476
Peter M. Duncan...........................................           10,912/9,233              150,657/127,476

------------------------

(1) The number of unexercised options held by each of the Named Executive Officers represents approximately 3% of the total options outstanding under the Stock Option Plan.

(2) Options are "in-the-money" if the fair market value of the underlying securities exceeds the exercise price of the options. Prior to the Offering, there was no public market for the Common Stock. Therefore, the amounts set forth represent the difference between $0.58 per share and the fair market value of the Common Stock issuable upon exercise of options at December 31, 1995 (as determined using the initially estimated offering price for the Common Stock), multiplied by the applicable number of options. Based on the initial public offering price of $11.00 per share of Common Stock, the value of unexercised "in the money" options at December 31, 1995 would have been as follows: Mr. Ennis--$117,911/99,777 (exercised/unexercisable) and Dr. Duncan--$117,921/99,777 (exercisable/unexercisable).

CASH BONUS PLAN

    In 1996 the Company adopted the 1996 Incentive Compensation Plan (the "Bonus Plan") which provides for the payment of annual cash bonuses, in an amount up to 40% of the participant's base salary, if certain pre-established Company-based performance criteria are satisfied. All full-time employees of the Company are eligible to participate in the Bonus Plan, with the exception of the Chief Executive Officer. Bonuses are awarded if the Company achieves at least 80% of its targeted performance criteria. The bonuses are then prorated accordingly. The bonus of the Chief Executive Officer is separately determined in the discretion of the Board of Directors.

STOCK OPTION PLAN

    In January 1994, the Company adopted the Stock Option Plan under which "non-qualified" stock options ("NQSOs") to acquire shares of Common Stock may be granted to directors of and consultants to the Company and "incentive" stock options ("ISOs") to acquire shares of Common Stock may be granted to employees and directors who are also employees of the Company.

    The Stock Option Plan provides for the issuance of up to a maximum of 1,504,937 shares of Common Stock and is administered by the Compensation Committee. Under the Stock Option Plan, the option price of any ISO may not be less than the fair market value of a share of Common Stock on the date on which the option is granted. The option price of an NQSO may be less than the fair market value on the date the NQSO is granted if the Compensation Committee so determines, but may not in any event be less than 85% of such fair market value. An ISO may not be granted to a "ten percent stockholder" (as such term is defined in Section 422A of the Code) unless the exercise price is at least 110% of the fair market value of the Common Stock at the time of grant and the option must be exercised within five years. Each option granted pursuant to the Stock Option Plan will be evidenced by a written agreement executed by the Company and the grantee, which will contain the terms, provisions and conditions of the grant. Stock options may not be assigned or transferred during the lifetime of the holder except as may be required by law or pursuant to a qualified domestic relations order. The maximum term of each stock option is ten years from the date of grant.

    In order for the options to qualify as ISOs, the aggregate fair market value, determined on the date of grant, of the shares with respect to which the ISOs are exercisable for the first time by the grantee during any calendar year may not exceed $100,000. Payment by option holders upon exercise of an option may be made (i) in cash, (ii) by tender to the Company of shares of the Company's stock owned by the optionee having a fair market value, as determined by the Compensation Committee (but without regard to any restrictions on transferability applicable to such stock by reason of federal or state securities laws or agreements with an underwriter for the Company), not less than the exercise price, (iii) by delivery of a promissory note made by the optionee in a form approved by the Company, (iv) by the assignment of the proceeds of a sale of some or all of the shares being acquired upon the exercise of the option, (v) by the withholding of shares being acquired upon exercise of the option bearing a fair market value, as determined by the Compensation Committee (but without regard to any restrictions on transferability applicable to such stock by reason of federal or state securities laws or agreements with an underwriter for the Company), not less than the exercise price, or (vi) by any combination thereof. The Compensation Committee may at any time or from time to time grant options which do not permit all of the foregoing forms of consideration to be used in payment of the exercise price and/or which otherwise restrict the use of one or more forms of consideration. In addition, the Compensation Committee, in its sole discretion, may authorize the surrender by an optionee of all or part of an unexercised stock option and authorize a payment in consideration thereof of an amount equal to the difference between the aggregate fair market value of the Common Stock subject to such stock option and the aggregate option price of such Common Stock. In the Compensation Committee's discretion, such payment may be made in cash, shares of Common Stock with a fair market value on the date of surrender equal to the payment amount or some combination thereof.

    The Stock Option Plan provides that outstanding options vest in their entirety and become exercisable in the event of certain mergers, consolidations or sales of all or substantially all of the assets of the Company, unless the successor corporation assumes such options. As of the date hereof, options to purchase 794,479 shares of Common Stock are outstanding under the Stock Option Plan at exercise prices ranging from $0.19 to $11.20 per share.

    After the completion of the Offering, the Company expects to file with the Commission a Registration Statement on Form S-8 covering the shares of Common Stock issued pursuant to the Stock Option Plan and the shares of Common Stock underlying options granted under the Stock Option Plan.

                              CERTAIN TRANSACTIONS

AGREEMENTS WITH LANDMARK GRAPHICS

    In connection with its initial capitalization, the Company entered into a Technical Services Agreement with Landmark Graphics pursuant to which Landmark Graphics agreed to grant to the Company ongoing licenses to use Landmark Graphics software as it is first made available to Landmark Graphics customers. In addition, the agreement provides for a strategic alliance between Landmark Graphics and the Company, which enables the Company to request, and requires Landmark Graphics to deliver, enhancements and modifications to existing Landmark Graphics software and, in certain instances, to develop new software for use in the Company's oil and gas exploration efforts. In exchange for such rights, the Company has agreed to serve as an alpha test site for software developed by Landmark Graphics. Neither this agreement nor any of the licenses granted by Landmark Graphics to the Company contain any provisions with respect to expiration or termination. In addition, the Company and Landmark Graphics are also partners to an informal agreement pursuant to which the Company's employees participate in Landmark Graphics' medical insurance plan, life insurance plans and 401(k) plan. See "Business-- Significant Business Relationships."

    In connection with the informal agreements pursuant to which the Company purchases medical and life insurance for its employees and their dependents as a part of the Landmark Graphics benefit plan and those agreements which enable the Company's employees to participate in the Landmark Graphics' 401(k) Plan, the Company reimburses Landmark Graphics for all direct costs associated with such benefits and programs and pays Landmark Graphics a quarterly administrative and billing fee in an aggregate amount less than $1,500 annually. The Company believes these informal arrangements result in an administrative convenience for the Company, and may allow the Company's employees and their dependents to obtain better insurance coverage than would be available from other plans that the Company could obtain independently. Such arrangements do not result in any material financial benefit to the Company since the Company reimburses Landmark Graphics for all of costs which Landmark Graphics incurs in connection with such arrangements. See "Business--Significant Business Relationships."

PURCHASES OF COMMON STOCK BY CERTAIN OFFICERS

    In January 1993, the Company issued 256,039 shares of restricted Common Stock to each of Messrs. Ennis and Nester and Dr. Duncan at a price per share of $0.06. As of November 30, 1996, 250,705 of the 256,039 shares issued to each of Messrs. Ennis and Nester and Dr. Duncan were vested and the remaining shares will vest in full on December 31, 1996.

    In November 1993, the Company issued 86,391 shares of restricted Common Stock to each of Messrs. Ennis and Nester and Dr. Duncan at a price per share of $0.19. As of November 30, 1996, 84,592 of the 86,391 shares issued to each of Messrs. Ennis and Nester and Dr. Duncan were vested and the remaining shares will vest in full on December 31, 1996.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock, as of December 15, 1996, before and after giving effect to the Offering, by (i) each person known to the Company to own beneficially 5% or more of the Company's outstanding shares of Common Stock,
(ii) each director of the Company, (iii) each of the Named Executives, (iv) the Selling Stockholder and (v) all executive officers and directors of the Company as a group. All information with respect to beneficial ownership has been furnished to the Company by the respective stockholders of the Company.

                                                                              SHARES
                                                 SHARES BENEFICIALLY OWNED     BEING    SHARES BENEFICIALLY OWNED
                                                   BEFORE THE OFFERING(1)      SOLD      AFTER THE OFFERING(1)(2)
                                                 --------------------------  ---------  --------------------------
NAME                                                 NUMBER        PERCENT    NUMBER        NUMBER        PERCENT
-----------------------------------------------  ---------------  ---------  ---------  ---------------  ---------
C. Eugene Ennis................................      483,502(3)      10.69%     --          483,502(3)       6.99%
Peter M. Duncan................................      370,899(4)       8.20%     --          370,899(4)       5.36%
Douglas C. Nester..............................      370,899(5)       8.20%     --          370,899(5)       5.36%
Jon W. Bayless.................................      676,581(6)      15.01%     --          676,581(6)       9.79%
Robert H. Chaney...............................      342,644(7)       7.60%     --          342,644(7)       4.96%
Charles E. Edwards.............................       19,587(8)       0.43%     --           19,587(8)       0.28%
Douglas C. Williamson..........................      760,851(9)      16.88%     --          760,851(9)      11.01%
NationsBanc Capital Corporation................      758,266(10)     16.83%     --          758,266(10)     10.98%
Citi Growth Fund L.P...........................      639,991(11)     14.21%     --          639,991(11)      9.27%
R. Chaney & Partners - 1993 L.P................      340,059(12)      7.55%     --          340,059(12)      4.92%
Landmark Graphics Corporation..................      449,862(13)      9.99%    100,000      349,862(13)      5.07%
Metropolitan Life Insurance Company............      284,350(14)      6.31%     --          284,350(14)      4.12%
Centennial Associates L.P./Centennial Energy
 Partners L.P..................................      245,861(15)      5.46%     --          245,861(15)      3.56%
All directors and executive officers as a group
 (9 persons)...................................    3,230,703(16)     68.27%     --        3,230,703(16)     45.30%

------------------------

(1) Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares of Common Stock beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of December 15, 1996 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name. The information contained in this table is adjusted to give effect to the Transactions.

(2) Assumes the Underwriters' over-allotment option is not exercised.

(3) Includes vested and exercisable options to purchase 16,369 shares of Common Stock which were granted pursuant to the Stock Option Plan, excludes options to purchase 3,775 shares of Common Stock which are not vested.

(4) Includes vested and exercisable options to purchase 16,369 shares of Common Stock which were granted pursuant to the Stock Option Plan, excludes options to purchase 3,775 shares of Common Stock which are not vested.

(5) Includes vested and exercisable options to purchase 16,369 shares of Common Stock which were granted pursuant to the Stock Option Plan, excludes options to purchase 3,775 shares of Common Stock which are not vested.

(6) Includes vested and exercisable options to purchase 2,585 shares of Common Stock which were granted pursuant to the Stock Option Plan, excludes options to purchase 2,585 shares of Common Stock which are not vested. Includes 639,991 shares beneficially owned by Citi Growth Fund L.P. Mr. Bayless is the controlling stockholder and sole director of Jon W. Bayless Inc., the general partner of Atlantic Partners L.P., the general partner of Citi Growth Fund L.P. beneficially owned by Citi Growth Fund L.P.

(7) Includes vested and exercisable options to purchase 2,585 shares of Common Stock which were granted pursuant to the Stock Option Plan, excludes options to purchase 2,585 shares of Common Stock which are not vested. Includes 340,059 shares held by R. Chaney and Partners-1993 L.P. Mr. Chaney is the general partner of R. Chaney & Partners-1993 L.P.

(8) Includes vested and exercisable options to purchase 2,585 shares of Common Stock which were granted pursuant to the Stock Option Plan, excludes options to purchase 2,585 shares of Common Stock which are not vested.

(9) Includes vested and exercisable options to purchase 2,585 shares of Common Stock which were granted pursuant to the Stock Option Plan, excludes options to purchase 2,585 shares of Common Stock which are not vested. Includes 758,266 shares of Common Stock held by NationsBanc Capital Corporation. Mr. Williamson is a Managing Director in the Venture Capital Group of NationsBanc Capital Corporation.

(10) The business address of NationsBanc Capital Corporation is 901 Main Street, Dallas, Texas 75202.

(11) The business address of Citi Growth Fund L.P. is c/o CitiGrowth Funds, Sycamore Partners, 989 Lenox Drive, Lawrenceville, New Jersey 08648.

(12) The business address of R. Chaney & Partners--1993 L.P. is 909 Fannin, Houston, Texas 77010.

(13) The business address of Landmark Graphics is 15150 Memorial Drive, Houston, Texas 77079. Landmark Graphics is a wholly-owned subsidiary of Halliburton Company.

(14) The business address of Metropolitan Life Insurance Company is c/o State Street Research, One Financial Center, Boston, Massachusetts 02111. State Street Research & Management Company, a wholly-owned subsidiary of Metropolitan Life Insurance Company, has the power to vote and dispose of these shares which are held by it on behalf of Metropolitan Life Insurance Company.

(15) The business address of each of Centennial Associates L.P. and Centennial Energy Partners L.P. is 900 Third Avenue, New York, New York 10022.

(16) Includes vested and exercisable options to purchase 227,371 shares of Common Stock which were granted pursuant to the Stock Option Plan, excludes options to purchase 164,882 shares of Common Stock which are not vested.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    Effective upon completion of the Offering, the Company's authorized capital stock will consist of (i) 20,000,000 shares of Common Stock, and (ii) 1,000,000 shares of Preferred Stock, of which 6,905,049 shares of Common Stock and no shares of Preferred Stock will be issued and outstanding.

    The statements set forth below are brief summaries of all material provisions of the Certificate of Incorporation and Bylaws which are filed as exhibits to the Registration Statement of which this Prospectus is a part, relating to the Company's capital stock. Such summaries do not purport to be complete, and are subject to, and are qualified in their entirety by reference to, such documents.

COMMON STOCK

    Holders of shares of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote and do not have any cumulative voting rights. This means that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors if they choose to do so; in such event, the holders of the remaining shares of Common Stock will not be able to elect any person to the Board of Directors. Subject to the rights of the holders of shares of any series of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may from time to time be declared by the Board of Directors of the Company out of funds legally available therefor. See "Dividend Policy." Holders of shares of Common Stock have no preemptive, conversion, redemption, subscription or similar rights. In the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of shares of Common Stock are entitled to share ratably in the assets of the Company that are legally available for distribution, if any, remaining after the payment or provision for the payment of all debts and other liabilities of the Company and the payment and setting aside for payment of any preferential amount due to the holders of shares of any series of Preferred Stock. All outstanding shares of Common Stock are, and all shares of Common Stock offered hereby when issued will be, upon payment therefor, validly issued, fully-paid and nonassessable.

    At present there is no established trading market for the Common Stock. The shares of Common Stock have been approved for quotation on the Nasdaq National Market under the proposed symbol "TDXT," subject to official notice of issuance.

PREFERRED STOCK

    Prior to the completion of the Offering, the Certificate of Incorporation will be amended to authorize the Board of Directors of the Company to issue from time to time up to one million shares of Preferred Stock in one or more series and to fix the rights, designations, preferences, qualifications, limitations and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series, without any further action by the stockholders of the Company. The issuance of Preferred Stock with voting rights could have an adverse effect on the voting power of holders of Common Stock by increasing the number of outstanding shares having voting rights. In addition, if the Board of Directors authorizes Preferred Stock with conversion rights, the number of shares of Common Stock outstanding could potentially be increased up to the authorized amount. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock. Any such issuance could also have the effect of delaying, deterring or preventing a change in control of the Company and may adversely affect the rights of holders of Common Stock. The Board of Directors does not presently intend to issue any shares of Preferred Stock.

CERTAIN EFFECTS OF AUTHORIZED AND UNISSUED STOCK

    The unissued and unreserved shares of capital stock may be issued for a variety of proper corporate purposes, including future public or private offerings to raise additional capital or facilitate acquisitions. The Company's Board of Directors does not currently have any plans to issue additional shares of Common Stock or Preferred Stock (other than in connection with this Offering or the Stock Option Plan).

    One of the effects of the existence of such unissued and unreserved shares may be to enable the Company's Board of Directors to discourage an attempt to change control of the Company (by means of a tender offer, proxy contest or otherwise) and thereby to protect the continuity of the Company's management. The issuance of shares of Preferred Stock, whether or not related to any attempt to effect a change in control, may adversely affect the rights of the holders of shares of Common Stock.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS

    The Certificate of Incorporation provides that no director of the Company shall be liable to the Company or its stockholders for monetary damages for breach of his fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors under the federal securities laws of the United States.

    The Bylaws require the Company to indemnify any legal representative, director or officer of the Company or any person who is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, to the fullest extent authorized by the DGCL. Prior to the completion of the Offering, the Company intends to acquire officer's and directors' liability insurance in the amount of $10 million for members of its Board of Directors and executive officers. In addition to the indemnification provided in the Certificate of Incorporation and Bylaws, prior to the completion of the Offering, the Company will enter into agreements to indemnify its directors and officers.

    Prior to the completion of the Offering, the Certificate of Incorporation and Bylaws will be amended to provide that the Company's Board of Directors will be divided as equally as possible into three classes serving staggered, three year terms. The Bylaws will be amended to establish advance notice procedures with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of stockholders of the Company. In general, notice must be received by the Company not less than 80 days prior to the meeting and must contain certain specified information concerning the person to be nominated or the matter to be brought before the meeting and concerning the stockholder submitting the proposal.

    OTHER PROVISIONS. The Bylaws will be further amended to provide that directors can be removed only for cause and only by the affirmative vote of holders of at least 67% of the voting power of all then outstanding shares of capital stock of the Company entitled to vote generally for the election of directors (the "Voting Stock") and that a vacancy on the Company's Board of Directors, including a vacancy created by an increase in the authorized number of directors, may be filled only by a majority of the directors then in office (and not by the stockholders unless no directors are then in office). Under the DGCL, if at the time of filling any such vacancy the directors then in office constitute less than a majority of the entire Board, the Delaware Court of Chancery may order, upon the application of the holders of at least 10% of the outstanding shares of capital stock of the Company entitled to vote for the election of the directors filling such vacancies, that a meeting of stockholders be held for the purpose of electing directors to fill such vacancies or to replace directors filling such vacancies elected by the Company's Board of Directors.

    In addition, the Certificate of Incorporation and Bylaws will be amended to provide that stockholders are not permitted to call a special meeting of stockholders or to require the Company's Board of Directors or officers to call such a special meeting, that only a majority of the entire Board, certain committees of the Company's Board of Directors, certain directors or the president or chief executive officer will be able to call such a special meeting and that stockholder action may be taken only at an annual or a special meeting of stockholders and may not be taken by written consent.

    Prior to the completion of the Offering, the Certificate of Incorporation and Bylaws will be amended to provide that the affirmative vote of the holders of 67% of the Voting Stock will be required to amend, modify or repeal any provisions of the Certificate of Incorporation or any provision of the Bylaws discussed above. The Certificate of Incorporation will be amended to provide that the Company's Board of Directors, pursuant to (but only pursuant to) a resolution adopted by the affirmative vote of a majority of the entire Board, will be able to amend, modify or repeal the Bylaws.

    Such provisions are intended to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and may have the effect of delaying, deterring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Company's Board of Directors. Such provisions may also render the removal of the directors and management more difficult.

DELAWARE ANTI-TAKEOVER LAW

    The Company is subject to Section 203 of the DGCL because it is a Delaware corporation. Section 203 of the DGCL prohibits certain transactions between a Delaware corporation and an "interested stockholder," which is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder, unless (i) prior to the date the interested stockholder becomes an interested stockholder, the business combination or the transaction by which the stockholder becomes an interested stockholder is approved by the corporation's board of directors, (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which it became an interested stockholder or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

REGISTRATION RIGHTS

    Holders of approximately 4,401,925 shares of Common Stock have certain rights with respect to the registration of such shares under the Securities Act. Pursuant to the terms of the Series C Preferred Stock Purchase Agreement, at any time after the six month anniversary of the effective date of the Registration Statement of which this Prospectus forms a part, holders of shares of Common Stock acquired in connection with the Series C Preferred Stock offering may require the Company, subject to certain conditions and limitations, to effect a registration of all or part of the shares of Common Stock held by such persons on an unlimited number of occasions. Also, the holders of shares of Common Stock acquired in connection with the Series B Preferred Stock offering have certain rights to require the Company, at any time after the six month anniversary of the effective date of the Registration Statement of which this Prospectus forms a part, to effect a registration of all or part of the shares of Common Stock held by such persons on two occasions. The holders of 1,514,017 shares of Common Stock issuable upon conversion of the Series C Preferred Stock (which include shares which are issuable upon exercise of certain outstanding Warrants) also have certain rights to require the Company to register such shares. At such time as the Company is qualified to use a Registration Statement on Form S-3 to register additional securities, the number of occasions on which the holders of shares of Common Stock acquired in connection with the Series B Preferred Stock may request registration of such shares shall be, subject to certain conditions, unlimited in number. Additionally, if at any time the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, holders of shares of Common Stock issued in connection with each of the Series B Preferred Stock offering and the Series C Preferred Stock offering, Messrs. Ennis and Nester, Dr. Duncan and certain other key employees, are entitled to written notice of such registration and to include therein shares of Common Stock held by such holder. The registration rights of all parties are subject to certain conditions and limitations, including the right of the underwriters of any offering to limit the number of shares included in the registration. The Company generally is required to bear all the fees, costs and expenses of such registrations other than underwriting discounts and commissions. In connection with this Offering, no registration rights have been exercised by any holder of Common Stock except for Landmark Graphics.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is Continental Stock Transfer & Trust Company, whose address is 2 Broadway, New York, New York 10004.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to the Offering, there has been no public market for the Common Stock. Sales of a substantial amount of Common Stock in the public market, or the perception that such sales may occur, could adversely affect the market price of the Common Stock prevailing from time to time in the public market and could impair the Company's ability to raise additional capital through the sale of its equity securities in the future.

    Upon completion of the Offering, the Company will have 6,905,049 shares of Common Stock outstanding (7,280,049 if the Underwriters' over-allotment option is exercised in full), including 2,500,000 shares of Common Stock offered hereby (2,875,000 if the Underwriters' over-allotment option is exercised in full) and 4,405,049 "restricted" shares of Common Stock. Of the restricted shares held by persons other than "affiliates" of the Company within the meaning of Rule 144 promulgated under the Securities Act, 908,545 shares of Common Stock are currently eligible for sale under Rule 144 as currently in effect, and the remaining 593,171 shares of Common Stock held by persons other than affiliates will become eligible for sale under Rule 144 at varying times commencing July 27, 1997.

    The shares of Common Stock offered in the Offering will be freely tradeable without restriction or further registration under the Securities Act by persons other than "affiliates" of the Company within the meaning of Rule 144 promulgated under the Securities Act. The holders of restricted shares generally will be entitled to sell these shares in the public securities market without registration under the Securities Act to the extent permitted by Rule 144 or any exemption under the Securities Act.

    In general, under Rule 144 as currently in effect, if two years have elapsed since the later of the date of acquisition of restricted shares from the Company or any "affiliate" of the Company, the holder is entitled to sell within any three-month period such number of shares of Common Stock that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume of shares of Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain restrictions on the manner of sale, notice requirements and the availability of current public information about the Company. If three years have elapsed since the holder acquired the restricted shares from the Company or from any "affiliate" of the Company, and the holder is deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale, such person will be entitled to sell such Common Stock in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements. The Commission has proposed an amendment to Rule 144 that would reduce the holding period for shares subject to Rule 144 to become eligible for sale in the public market. This proposal, if adopted, would increase the number of shares of Common Stock eligible for immediate sale following the expiration of the "lock-up period" described below.

    After the completion of the Offering, the Company intends to file a registration statement under the Securities Act to register shares of Common Stock reserved for issuance under or issued pursuant to the Stock Option Plan, thereby permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. See "Management--Stock Option Plan."

    The Company and certain of its stockholders have entered into "lock-up" agreements with the Underwriters, providing that, subject to certain exceptions, they will not, for a period of 180 days following the date of this Prospectus, without the prior written consent of Howard, Weil, Labouisse, Friedrichs Incorporated, offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offering of, any shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock, provided that, the Company may issue and sell shares of Common Stock pursuant to the Stock Option Plan. See "Underwriting."

                                  UNDERWRITING

    The Underwriters named below (the "Underwriters"), for whom Howard, Weil, Labouisse, Friedrichs Incorporated and Petrie Parkman & Co., Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company and the Selling Stockholder the number of shares of Common Stock set forth below opposite their respective names:

                                                        NUMBER
                   UNDERWRITERS                       OF SHARES
--------------------------------------------------  --------------
Howard, Weil, Labouisse, Friedrichs
  Incorporated....................................        850,000
Petrie Parkman & Co. .............................        850,000
Bear, Stearns & Co., Inc. ........................        100,000
J.P. Morgan Securities Inc. ......................        100,000
Morgan Stanley & Co. Incorporated.................        100,000
Wasserstein Perella Securities, Inc. .............        100,000
Hanifen, Imhoff Inc. .............................         50,000
Josephthal, Lyon & Ross, Inc. ....................         50,000
Legg Mason Wood Walker, Incorporated..............         50,000
McDonald & Company Securities, Inc. ..............         50,000
Needham & Company, Inc. ..........................         50,000
Rauscher Pierce Refsnes, Inc. ....................         50,000
Sanders Morris Mundy Inc. ........................         50,000
Van Kasper & Company..............................         50,000
                                                    --------------
    Total.........................................      2,500,000
                                                    --------------
                                                    --------------

    The Company and the Selling Stockholder are obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby if any are purchased.

    The Underwriters, through their Representatives, have advised the Company and the Selling Stockholder that they propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow selected dealers a concession of $0.46 per share; and that such dealers may reallow a concession of $0.10 per share to certain other dealers. After the public offering, the offering price and the concessions may be changed by the Representatives.

    The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 375,000 additional shares of Common Stock at the initial public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth next to such Underwriter's name in the table above bears to the total number of shares set forth in the table above. The Underwriters may exercise such option only to cover over-allotments in connection with the sale of the 2,500,000 shares of Common Stock offered hereby.

    The Company and the Selling Stockholder have agreed to indemnify the several Underwriters or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    The Company and each of its directors and executive officers and certain of its stockholders have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of an option to purchase or other disposition) of any shares of Common Stock or any securities convertible into, or exchangeable or exercisable for, shares of Common Stock or other capital stock of the Company, without the prior written consent of Howard, Weil, Labouisse, Friedrichs Incorporated on behalf of the Underwriters for a period of 180 days after the date of this Prospectus, except for (i) shares issued in connection with any employee benefit plan of the Company existing as of the date of this Prospectus, (ii) shares issued in connection with the conversion of the Series C Preferred Stock into Common Stock and the Reverse Split to be effected prior to the Offering and
(iii) shares issued in connection with the Offering.

    Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock has been determined by negotiation among the Company and the Representatives. Among the factors to be considered in determining the initial public offering price include the information set forth in this Prospectus and otherwise available to the Representatives, the history of and future prospects for the industry in which the Company competes, the skills and experience of the Company's management, the general conditions of the securities market at the time of the Offering, and the market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. There can be no assurance that the price at which shares of Common Stock will sell in the public market after the Offering will not be lower than the price at which they are sold in the Offering by the Underwriters.

    Peter Gough, a Director of Petrie Parkman & Co., Inc., is the beneficial owner of 51,007 shares of the Company's Common Stock.

                                 LEGAL MATTERS

    The validity of the shares will be passed upon for the Company by Kelley Drye & Warren LLP, New York, New York. Frederic A. Rubinstein, a partner of Kelley Drye & Warren LLP is the beneficial owner of 18,154 shares of Common Stock. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Andrews & Kurth LLP, Houston, Texas.

                                    EXPERTS

    The audited balance sheets of the Company as of December 31, 1994 and 1995, and the related statements of operations, changes in common stockholders' equity (deficit) and cash flows for the period from inception of operations (January 6, 1993) to December 31, 1993 and for the years ended December 31, 1994 and 1995, included in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

    The Reserve Report of Ryder Scott, set forth in this Prospectus as Appendix A, has been included herein in reliance upon the authority of that firm as an expert in petroleum engineering.

                             ADDITIONAL INFORMATION

    The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the shares being sold in the Offering. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedule thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedule filed as a part thereof. Statements contained in the Prospectuses as to the contents of any contract, agreement or other document referred to are brief summaries of the material provisions thereof but are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549 and at the following regional offices of the Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, upon payment of fees prescribed by the Commission.

    As a result of the Offering, the Company will be subject to the informational requirements of the Exchange Act and, in accordance therewith, will file periodic reports and other information with the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the reports and information so filed can be obtained from the Public Reference Section of the Commission, upon payment of fees prescribed by the Commission. So long as the Company is subject to the periodic reporting requirements of the Exchange Act, it will furnish the reports and other information required thereby to the Commission. The Company intends to furnish holders of its Common Stock with annual reports containing among other information audited financial statements certified by an independent accounting firm. The Company also intends to furnish such other reports as it may determine or as may be required by law.

    The Commission maintains a Web site that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http:\\www.sec.gov.

                       GLOSSARY OF CERTAIN INDUSTRY TERMS

    The definitions set forth below shall apply to the indicated terms as used in this Prospectus. All volumes of natural gas referred to herein are stated at the legal pressure base of the state or area where the reserves exist and at 60 degrees Fahrenheit and in most instances are rounded to the nearest major multiple.

    2-D SEISMIC. The method by which a cross-section of the earth's subsurface is created through the interpretation of reflecting seismic data collected along a single source profile.

    3-D IMAGING. The method by which a three dimensional image of the earth's subsurface is created through the interpretation of reflection seismic data collected over surface grid. 3-D seismic surveys allow for a more detailed understanding of the subsurface than do conventional surveys and contribute significantly to field appraisal, development and production.

    AVO ANALYSIS. A geophysical technique depending upon the principle of reflection coefficient change with angle of incidence that when applied under certain conditions allows interpreters to distinguish gas bearing sands from other bright spot causes such as hard streaks, wet sands and lignite.

    BCF. Billion cubic feet of natural gas.

    BCFE. Billion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

    BBL. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

    BBLS/D. Stock tank barrels per day.

    COMPLETION. The installation of permanent equipment for the production of oil or gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

    DISCOUNTED PRESENT VALUE. A method of determining the present value of proved reserves in accordance with Commission requirements. Under the Commission method, the future net revenues before income taxes from proved reserves are estimated assuming that oil and natural gas prices and production costs remain constant. The resulting stream of revenues is then discounted at the rate of 10% per year to obtain the present value.

    DRY HOLE OR WELL. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

    EXPLORATORY WELL. A well drilled to find and produce oil or gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir or to extend a known reservoir.

    FARM-IN OR FARM-OUT. An agreement whereunder the owner of a working interest in an oil and gas lease assigns the working interest or a portion thereof to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a "farm-in" while the interest transferred by the assignor is a "farm-out."

    FIELD. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

    GPS. Global positioning system.

    GROSS ACRES OR GROSS WELLS. The total acres or wells, as the case may be, in which a working interest is owned.

    MBBLS. One thousand barrels of crude oil or other liquid hydrocarbons.

    MCF. One thousand cubic feet of natural gas.

    MCF/D. One thousand cubic feet of natural gas per day.

    MCFE. One thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

    MMBBLS. One million barrels of crude oil or other liquid hydrocarbons.

    MMBOE. One million barrels of oil equivalent.

    MMCF. One million cubic feet of natural gas.

    MMCFE/D. One million cubic feet of natural gas equivalent per day.

    NET ACRES OR NET WELLS. The sum of the fractional working interests owned in gross acres or gross wells.

    PAY. An industry term used to describe reservoirs in the subsurface which contain hydrocarbons.

    PRESENT VALUE. When used with respect to oil and gas reserves, the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect as of the date indicated, without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expense or to depreciation, depletion and amortization, discounted using an annual discount rate of 10%.

    PRODUCTIVE WELL. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

    PROVED DEVELOPED PRODUCING RESERVES. Proved developed reserves that are expected to be recovered from completion intervals currently open in existing wells and able to produce to market.

    PROVED DEVELOPED RESERVES. Proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods.

    PROVED DEVELOPED NONPRODUCING RESERVES. Proved developed reserves expected to be recovered from zones behind casing in existing wells.

    PROVED RESERVES. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

    PROVED UNDEVELOPED RESERVES. Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

    RECOMPLETION. The completion for production of an existing well bore in another formation from that in which the well has been previously completed.

    RESERVOIR. A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

    TCF. Trillion cubic feet of natural gas.

    UNDEVELOPED ACREAGE. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether such acreage contains proved reserves.

    WORKING INTEREST. The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                            ---------
Pro Forma Financial Statements

Introduction to Pro forma Financial Statements............................................................        F-2

Pro forma Balance Sheet as of September 30, 1996..........................................................        F-3

Pro forma Statement of Operations for the nine month period ended September 30, 1996......................        F-4

Pro forma Statement of Operations for the year ended December 31, 1995....................................        F-5

Notes to Pro forma Financial Statements...................................................................        F-6

Historical Financial Statements

Report of Independent Public Accountants..................................................................        F-7

Balance Sheets as of December 31, 1994 and 1995 and unaudited as of September 30, 1996....................        F-8

Statements of Operations for the period from inception of operations (January 6, 1993) through December
 31, 1993, the years ended December 31, 1994 and 1995 and unaudited for the nine month periods ended
 September 30, 1995 and 1996..............................................................................        F-9

Statements of Changes in Common Stockholders' Equity (Deficit) for the period from inception of operations
 (January 6, 1993) through December 31, 1993, the years ended December 31, 1994 and 1995 and unaudited for
 the nine month period ended September 30, 1996...........................................................       F-10

Statements of Cash Flows for the period from inception of operations (January 6, 1993) through December
 31, 1993, the years ended December 31, 1994 and 1995 and unaudited for the nine month periods ended
 September 30, 1995 and 1996..............................................................................       F-11

Notes to Financial Statements.............................................................................       F-12

            PRO FORMA FINANCIAL STATEMENTS OF 3DX TECHNOLOGIES INC.

    The accompanying unaudited pro forma balance sheet as of September 30, 1996 and statements of operations for the year ended December 31, 1995 and the nine month period ended September 30, 1996 give effect to certain transactions which will take place upon the closing of the Offering as if the transactions had taken place on September 30, 1996 in the case of the pro forma balance sheet and, January 1, 1995 in the case of the pro forma statements of operations.

    The pro forma financial statements do not purport to present the financial position or results of operations of 3DX Technologies Inc. (the "Company") had the transactions to be effected at the closing of this offering actually been completed as of the dates indicated. In addition, the pro forma financial statements are not necessarily indicative of the results of future operations of the Company and should be read in conjunction with the Company's historical financial statements and notes thereto contained elsewhere herein.

                             3DX TECHNOLOGIES INC.

                            PRO FORMA BALANCE SHEET

                                  (UNAUDITED)

                                     ASSETS

                                                                       HISTORICAL                          PRO FORMA
                                                                      SEPTEMBER 30,      PRO FORMA       SEPTEMBER 30,
                                                                          1996          ADJUSTMENTS          1996
                                                                      -------------  ------------------  -------------
Current Assets:
  Cash and cash equivalents.........................................   $ 3,762,208   $       --           $ 3,762,208
  Accounts receivable...............................................       287,548           --               287,548
  Prepaid expenses..................................................        81,334           --                81,334
                                                                      -------------  ------------------  -------------
      Total current assets..........................................     4,131,090           --             4,131,090
                                                                      -------------  ------------------  -------------
Property and equipment:
  Oil and gas properties (full-cost method-- including $1,993,753,
    not subject to depletion, depreciation and amortization)........     7,435,604           --             7,435,604
  Technical interpretation equipment................................     1,496,925           --             1,496,925
  Office furniture and equipment....................................       162,717           --               162,717
  Office leasehold improvements.....................................        39,101           --                39,101
                                                                      -------------  ------------------  -------------
                                                                         9,134,347           --             9,134,347
                                                                      -------------  ------------------  -------------
  Less accumulated depletion, depreciation and amortization.........    (4,281,588)          --            (4,281,588)
                                                                      -------------  ------------------  -------------
                                                                         4,852,759           --             4,852,759
Other assets:
  Deposits..........................................................         7,886           --                 7,886
                                                                      -------------  ------------------  -------------
  Organization costs, net of accumulated amortization...............         2,405           --                 2,405
                                                                      -------------  ------------------  -------------
                                                                       $ 8,994,140   $       --           $ 8,994,140
                                                                      -------------  ------------------  -------------
                                                                      -------------  ------------------  -------------
                                       LIABILITIES, REDEEMABLE PREFERRED STOCK
                                      AND COMMON STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
  Accounts payable..................................................   $   620,557           --           $   620,557
  Accrued liabilities...............................................        74,883           --                74,883
                                                                      -------------  ------------------  -------------
      Total current liabilities.....................................       695,440           --               695,440
                                                                      -------------  ------------------  -------------
Dividends payable on Series C preferred stock.......................       780,423      (780,423)(C)(D)       --
                                                                      -------------  ------------------  -------------
Commitments (Note 10)
Mandatorily redeemable Series B preferred stock, $.01 par value,
  $100 per share redemption price, 200,000 shares authorized, issued
  and outstanding: 66,871 shares actual, no shares pro forma........                     376,676(B)
                                                                         6,310,424    (6,687,100)(B)          --
                                                                      -------------  ------------------  -------------
Mandatorily redeemable Series C senior preferred stock, $.01 par value, $3 per share redemption price, 3,300,000 shares authorized, issued and outstanding: 2,662,241 shares actual, no shares pro
  forma.............................................................     7,912,368    (7,912,368)(A)          --
                                                                      -------------  ------------------  -------------
Common stockholders' equity (deficit):
  Common stock, $.01 par value, 12,000,000 shares authorized, issued and outstanding: 2,991,032 shares actual, 5,121,167 shares pro
    forma...........................................................        29,910        13,764(A)            51,212
                                                                                           7,538(D)
                                                                      -------------  ------------------  -------------
  Paid-in capital...................................................     3,062,337     7,898,604(A)        18,420,926
                                                                                       7,459,985(D)
  Deferred compensation related to certain stock options............    (1,529,773)                        (1,529,773)
  Notes receivable from stock sales.................................       (16,448)                           (16,448)
  Accumulated deficit...............................................    (8,250,541)     (376,676)(B)       (8,627,217)
                                                                      -------------  ------------------  -------------
      Total common stockholder's equity (deficit)...................    (6,704,515)   15,003,215            8,298,700
                                                                      -------------  ------------------  -------------
                                                                       $ 8,994,140   $       --           $ 8,994,140
                                                                      -------------  ------------------  -------------
                                                                      -------------  ------------------  -------------

    The accompanying notes are an integral part of these pro forma financial statements

                             3DX TECHNOLOGIES INC.

                       PRO FORMA STATEMENT OF OPERATIONS

                                  (UNAUDITED)

                                                                   HISTORICAL                           PRO FORMA
                                                                NINE MONTH PERIOD                   NINE MONTH PERIOD
                                                               ENDED SEPTEMBER 30,    PRO FORMA       SEPTEMBER 30,
                                                                      1996           ADJUSTMENTS          1996
                                                               -------------------  --------------  -----------------
Revenues:
  Oil and gas................................................     $     408,459                       $     408,459
  Rental Income..............................................           120,098                             120,098
  Interest and other.........................................           217,678                             217,678
                                                               -------------------  --------------  -----------------
      Total revenues.........................................           746,235                             746,235
                                                               -------------------  --------------  -----------------
Costs and Expenses:
  Lease operating............................................            28,463                              28,463
  Production and ad valorem taxes............................            22,764                              22,764
  Impairment of oil and gas properties.......................         1,476,690                           1,476,690
  Depletion, depreciation, and amortization..................           463,573                             463,573
  General and administrative.................................         1,343,660                           1,343,660
  Interest and amortization of loan guarantee fees...........               289                                 289
                                                               -------------------  --------------  -----------------
      Total costs and expenses...............................         3,335,439                           3,335,439
                                                               -------------------  --------------  -----------------
Net loss.....................................................        (2,589,204)                         (2,589,204)
Dividends on preferred stock.................................          (505,167)       505,167(E)          --
Accretion on preferred stock.................................           (41,133)        41,133(F)          --
                                                               -------------------  --------------  -----------------
Net loss applicable to common stockholders...................     $  (3,135,504)    $  546,300        $  (2,589,204)
                                                               -------------------  --------------  -----------------
                                                               -------------------  --------------  -----------------
Primary and fully diluted net loss per common share..........                                         $        (.49)
                                                                                                    -----------------
                                                                                                    -----------------
Weighted average number of common shares outstanding.........                                             5,337,553
                                                                                                    -----------------
                                                                                                    -----------------

    The accompanying notes are an integral part of these pro forma financial statements

                             3DX TECHNOLOGIES INC.

                       PRO FORMA STATEMENT OF OPERATIONS

                                  (UNAUDITED)

                                                                        HISTORICAL                         PRO FORMA
                                                                        YEAR ENDED                        YEAR ENDED
                                                                       DECEMBER 31,       PRO FORMA      DECEMBER 31,
                                                                           1995          ADJUSTMENTS         1995
                                                                       -------------  -----------------  -------------
Revenues:
  Oil and gas........................................................  $     274,511                     $     274,511
  Rental Income......................................................         58,195                            58,195
  Interest and other.................................................        236,186                           236,186
                                                                       -------------  -----------------  -------------
      Total revenues.................................................        568,892                           568,892
                                                                       -------------  -----------------  -------------
Costs and Expenses:
  Lease operating....................................................         60,877                            60,877
  Production and ad valorem taxes....................................         17,656                            17,656
  Impairment of oil and gas properties...............................      1,627,321                         1,627,321
  Depletion, depreciation, and amortization..........................        446,350                           446,350
  General and administrative.........................................        905,063                           905,063
  Interest and amortization of loan guarantee fees...................       --                                --
                                                                       -------------  -----------------  -------------
  Total costs and expenses...........................................      3,057,267                         3,057,267
                                                                       -------------  -----------------  -------------
Net loss.............................................................     (2,488,375)                       (2,488,375)
Dividends on preferred stock.........................................     (1,058,956)     1,058,956(E)        --
Accretion on preferred stock.........................................        (48,408)        48,408(F)        --
                                                                       -------------  -----------------  -------------
Net loss applicable to common stockholders...........................  $  (3,595,739) $   1,107,364      $  (2,488,375)
                                                                       -------------  -----------------  -------------
                                                                       -------------  -----------------  -------------
Primary and fully diluted net loss per common share..................                                    $        (.47)
                                                                                                         -------------
                                                                                                         -------------
Weighted average number of common shares outstanding.................                                        5,335,982
                                                                                                         -------------
                                                                                                         -------------

    The accompanying notes are an integral part of these pro forma financial statements

                             3DX TECHNOLOGIES INC.

                    NOTES TO PRO FORMA FINANCIAL STATEMENTS

                                  (UNAUDITED)

BASIS OF PRESENTATION

    The following pro forma adjustments have been prepared as if the transactions to be effected at the closing of the Offering had taken place on September 30, 1996, in the case of the pro forma balance sheet or as of January 1, 1995, in the case of the pro forma statements of operations. The adjustments are based upon currently available information and certain estimates and assumptions, and therefore the actual adjustments made to effect the transactions may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to these assumptions and are properly applied in the pro forma financial information.

PRO FORMA ADJUSTMENTS TO THE BALANCE SHEET

A. Reflects the conversion of each of the 2,662,241 shares of Series C Preferred Stock issued and outstanding as of the date of this Prospectus into 1,376,379 shares of common stock (giving effect to the .517 Reverse Common Stock Split), with a total recorded value of $7,912,368. The recorded value of $7,912,368 has been allocated to Common Stock and Paid in capital in the amounts of $13,764 and $7,898,604 respectively.

B. Reflects the redemption immediately after the closing of this Offering of all issued and outstanding shares of the Series B Preferred Stock (including the effects of a $376,676 redemption premium recorded against accumulated deficit which adjusts the Series B Preferred Stock carrying value to the liquidation price of $100 per share).

C. Reflects the payment immediately after the closing of this Offering of Series C Preferred Stock dividends currently accrued on the September 30,1996 balance sheet of $780,423.

D. Reflects the issuance of 753,756 shares of common stock at $11 per share pursuant to the Offering, net of expenses, to fund payments of $780,423 to pay accrued dividends and $6,687,100 for the redemption of the Series B Mandatorily Redeemable Preferred Stock.

PRO FORMA ADJUSTMENTS TO THE STATEMENT OF OPERATIONS

E. Reflects the elimination of accrued dividends on Series B and Series C Mandatorily Redeemable Preferred Stock.

F. Reflects the elimination of accretion on Series B and Series C Mandatorily Redeemable Preferred Stock.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of 3DX Technologies Inc.:

    We have audited the accompanying balance sheets of 3DX Technologies Inc. (a Delaware corporation) as of December 31, 1994 and 1995, and the related statements of operations, changes in common stockholders' equity (deficit) and cash flows for the period from inception of operations (January 6, 1993) through December 31, 1993 and for the years ended December 31, 1994 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 3DX Technologies Inc. as of December 31, 1994 and 1995, and the results of its operations and its cash flows for the period from inception of operations (January 6, 1993) through December 31, 1993 and for the years ended December 31, 1994 and 1995, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Houston, Texas
May 7, 1996

                             3DX TECHNOLOGIES INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                                                     DECEMBER 31,
                                                                                ----------------------
                                                                                   1994        1995
                                                                                ----------  ----------
                                                                                                        SEPTEMBER 30,
                                                                                                        -------------
                                                                                                            1996
                                                                                                        -------------
                                                                                                         (UNAUDITED)
                                                                                        AS RESTATED (NOTE 2)
                                                                                -------------------------------------
Current assets:
  Cash and cash equivalents...................................................  $2,444,014  $5,704,014   $ 3,762,208
  Securities held to maturity.................................................      --       1,595,167       --
  Accounts receivable.........................................................      68,219     113,704       287,548
  Prepaid expenses............................................................       9,598      85,786        81,334
                                                                                ----------  ----------  -------------
      Total current assets....................................................   2,521,831   7,498,671     4,131,090
                                                                                ----------  ----------  -------------
Property and equipment:
  Oil and gas properties (full-cost method--including $828,321, $1,375,145 and
    $1,993,753, respectively, not subject to depletion, depreciation and
    amortization).............................................................   2,403,467   4,023,869     7,435,604
  Technical interpretation equipment..........................................     464,105   1,083,925     1,496,925
  Office furniture and equipment..............................................      73,444     139,570       162,717
  Office leasehold improvements...............................................      --          31,307        39,101
                                                                                ----------  ----------  -------------
                                                                                 2,941,016   5,278,671     9,134,347
  Less accumulated depletion, depreciation and amortization...................    (271,839) (2,343,578)   (4,281,588)
                                                                                ----------  ----------  -------------
                                                                                 2,669,177   2,935,093     4,852,759
Other assets:
  Deposits....................................................................      --          12,886         7,886
  Organization costs, net of accumulated amortization.........................       5,787       3,854         2,405
                                                                                ----------  ----------  -------------
                                                                                $5,196,795  $10,450,504  $ 8,994,140
                                                                                ----------  ----------  -------------
                                                                                ----------  ----------  -------------

                                       LIABILITIES, REDEEMABLE PREFERRED STOCK
                                      AND COMMON STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Accounts payable............................................................  $  365,539  $  194,742   $   620,557
  Accrued liabilities.........................................................      53,706      39,166        74,883
                                                                                ----------  ----------  -------------
      Total current liabilities...............................................     419,245     233,908       695,440
                                                                                ----------  ----------  -------------
Dividends payable on Series C preferred stock.................................      --         275,256       780,423
                                                                                ----------  ----------  -------------
Commitments (Note 10)
Mandatorily redeemable Series B preferred stock, $.01 par value, $100 per share redemption price, 200,000 shares authorized, 59,034, 66,871 and 66,871
  shares issued and outstanding, respectively.................................   5,451,522   6,277,826     6,310,424
                                                                                ----------  ----------  -------------
Mandatorily redeemable Series C senior preferred stock, $.01 par value, $3 per share redemption price, 3,300,000 shares authorized, 0, 2,662,241 and
  2,662,241 shares issued and outstanding, respectively.......................      --       7,903,833     7,912,368
                                                                                ----------  ----------  -------------
Common stockholders' equity (deficit):
  Common stock, $.01 par value, 12,000,000 shares authorized, 2,987,908,
    2,987,908 and 2,991,032 shares issued and outstanding, respectively.......      29,879      29,879        29,910
  Paid-in capital.............................................................     841,604   1,986,374     3,062,337
  Deferred compensation related to certain stock options......................      --      (1,093,779)   (1,529,773)
  Notes receivable from stock sales...........................................     (26,157)    (47,756)      (16,448)
  Accumulated deficit.........................................................  (1,519,298) (5,115,037)   (8,250,541)
                                                                                ----------  ----------  -------------
      Total common stockholders' deficit......................................    (673,972) (4,240,319)   (6,704,515)
                                                                                ----------  ----------  -------------
                                                                                $5,196,795  $10,450,504  $ 8,994,140
                                                                                ----------  ----------  -------------
                                                                                ----------  ----------  -------------

   The accompanying notes are an integral part of these financial statements.

                             3DX TECHNOLOGIES INC.

                            STATEMENTS OF OPERATIONS

                                          PERIOD FROM
                                         INCEPTION OF
                                          OPERATIONS
                                          (JANUARY 6,
                                             1993)                                        NINE MONTH PERIODS
                                            THROUGH       YEARS ENDED DECEMBER 31,       ENDED SEPTEMBER 30,
                                         DECEMBER 31,    --------------------------  ----------------------------
                                             1993           1994          1995           1995           1996
                                        ---------------  -----------  -------------  -------------  -------------
                                                                                             (UNAUDITED)
                                                                  AS RESTATED (NOTE 2)
                                        -------------------------------------------------------------------------
Revenues:
  Oil and gas.........................    $   --         $   303,836  $     274,511  $     202,185  $     408,459
  Rental income.......................        127,034        100,962         58,195         45,563        120,098
  Interest and other..................          7,528         52,817        236,186        125,549        217,678
                                        ---------------  -----------  -------------  -------------  -------------
      Total revenues..................        134,562        457,615        568,892        373,297        746,235
                                        ---------------  -----------  -------------  -------------  -------------
Costs and expenses:
  Lease operating.....................        --              14,225         60,877         31,443         28,463
  Production and ad valorem taxes.....        --              19,812         17,656         12,380         22,764
  Impairment of oil and gas
    properties........................        --             --           1,627,321      1,477,567      1,476,690
  Depletion, depreciation, and
    amortization......................         65,368        210,347        446,350        287,933        463,573
  General and administrative..........        596,267        598,244        905,063        652,671      1,343,660
  Interest and amortization of loan
    guarantee fees....................         88,006        --            --             --                  289
                                        ---------------  -----------  -------------  -------------  -------------
      Total costs and expenses........        749,641        842,628      3,057,267      2,461,994      3,335,439
                                        ---------------  -----------  -------------  -------------  -------------
Net loss..............................       (615,079)      (385,013)    (2,488,375)    (2,088,697)    (2,589,204)
Dividends on preferred stock..........        (52,790)      (421,696)    (1,058,956)      (113,257)      (505,167)
Accretion on preferred stock..........        (14,353)       (30,367)       (48,408)       (34,681)       (41,133)
                                        ---------------  -----------  -------------  -------------  -------------
Net loss applicable to common
  stockholders........................    $  (682,222)   $  (837,076) $  (3,595,739) $  (2,236,635) $  (3,135,504)
                                        ---------------  -----------  -------------  -------------  -------------
                                        ---------------  -----------  -------------  -------------  -------------
Pro forma net loss applicable to
  common stockholders (Note 2)
  (unaudited).........................                                $  (2,488,375)                $  (2,589,204)
                                                                      -------------                 -------------
                                                                      -------------                 -------------
Pro forma primary and fully diluted
  net loss per common share (Note 2)
  (unaudited).........................                                        $(.47)                        $(.49)
                                                                      -------------                 -------------
                                                                      -------------                 -------------
Pro forma weighted average number of
  common shares outstanding (Note 2)
  (unaudited).........................                                    5,335,982                     5,337,553
                                                                      -------------                 -------------
                                                                      -------------                 -------------

   The accompanying notes are an integral part of these financial statements.

                             3DX TECHNOLOGIES INC.

         STATEMENTS OF CHANGES IN COMMON STOCKHOLDERS' EQUITY (DEFICIT) FOR THE PERIOD FROM INCEPTION OF OPERATIONS (JANUARY 6, 1993) THROUGH
       DECEMBER 31, 1993, AND THE YEARS ENDED DECEMBER 31, 1994 AND 1995
        AND UNAUDITED FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1996

                                                               COMMON STOCKHOLDERS' EQUITY (DEFICIT)
                                     ------------------------------------------------------------------------------------------
                                                                        AS RESTATED (NOTE 2)
                                     ------------------------------------------------------------------------------------------
                                          COMMON STOCK                                                    STOCK
                                     ----------------------   PAID-IN      DEFERRED     ACCUMULATED   SUBSCRIPTIONS
                                      SHARES      AMOUNT      CAPITAL    COMPENSATION     DEFICIT      RECEIVABLE      TOTAL
                                     ---------  -----------  ----------  -------------  ------------  -------------  ----------
Shares issued for cash at
  inception........................    768,117   $   7,681   $   36,891   $   --         $   --         $  --        $   44,572
Shares issued to founders in
  November 1993....................    259,172       2,592       47,538       --             --           (16,543)       33,587
Conversion of shares to common
  stock............................    329,003       3,290      419,847       --             --            --           423,137
Shares issued in November 1993.....    876,238       8,762      160,723       --             --           (24,984)      144,501
Accrual of dividends...............     --          --           --           --            (52,790)       --           (52,790)
Accretion on preferred stock.......     --          --           --           --            (14,353)       --           (14,353)
Net loss...........................     --          --           --           --           (615,079)       --          (615,079)
                                     ---------  -----------  ----------  -------------  ------------  -------------  ----------
Balance at December 31, 1993.......  2,232,530      22,325      664,999       --           (682,222)      (41,527)      (36,425)
Principal collections..............     --          --           --           --             --            27,862        27,862
Shares issued in October 1994......    755,378       7,554      176,605       --             --           (12,492)      171,667
Accrual of dividends...............     --          --           --           --           (421,696)       --          (421,696)
Accretion on preferred stock.......     --          --           --           --            (30,367)       --           (30,367)
Net loss...........................     --          --           --           --           (385,013)       --          (385,013)
                                     ---------  -----------  ----------  -------------  ------------  -------------  ----------
Balance at December 31, 1994.......  2,987,908      29,879      841,604       --         (1,519,298)      (26,157)     (673,972)
Principal collections..............     --          --           --           --             --            36,156        36,156
Shares issued in 1995..............     --          --           --           --             --           (57,755)      (57,755)
Accrual of dividends...............     --          --           --           --         (1,058,956)       --        (1,058,956)
Accretion on preferred stock.......     --          --           --           --            (48,408)       --           (48,408)
Deferred compensation related to
  certain stock options............     --          --        1,144,770    (1,144,770)       --            --            --
Compensation expense related to
  certain stock options............     --          --           --            50,991        --            --            50,991
Net loss...........................     --          --           --           --         (2,488,375)       --        (2,488,375)
                                     ---------  -----------  ----------  -------------  ------------  -------------  ----------
Balance at December 31, 1995.......  2,987,908      29,879    1,986,374    (1,093,779)   (5,115,037)      (47,756)   (4,240,319)

UNAUDITED:
Principal collections..............     --          --           --           --             --            31,308        31,308
Shares issued in June 1996.........      3,124          31          573       --             --            --               604
Accrual of dividends...............     --          --           --           --           (505,167)       --          (505,167)
Accretion on preferred stock.......     --          --           --           --            (41,133)       --           (41,133)
Deferred compensation related to
  certain stock options............     --          --        1,075,390    (1,075,390)       --            --            --
Compensation expense related to
  certain stock options............     --          --           --           639,396        --            --           639,396
Net loss...........................     --          --           --           --         (2,589,204)       --        (2,589,204)
                                     ---------  -----------  ----------  -------------  ------------  -------------  ----------
Balance at September 30, 1996......  2,991,032   $  29,910   $3,062,337   $(1,529,773)   $(8,250,541)   $ (16,448)   $(6,704,515)
                                     ---------  -----------  ----------  -------------  ------------  -------------  ----------
                                     ---------  -----------  ----------  -------------  ------------  -------------  ----------

   The accompanying notes are an integral part of these financial statements.

                             3DX TECHNOLOGIES INC.

                            STATEMENTS OF CASH FLOWS

                                                   PERIOD FROM
                                                   INCEPTION OF
                                                    OPERATIONS
                                                   (JANUARY 6,                             NINE MONTH PERIODS
                                                      1993)           YEARS ENDED                ENDED
                                                     THROUGH          DECEMBER 31,           SEPTEMBER 30,
                                                   DECEMBER 31,  ----------------------  ----------------------
                                                       1993         1994        1995        1995        1996
                                                   ------------  ----------  ----------  ----------  ----------
                                                                                              (UNAUDITED)
                                                                       AS RESTATED (NOTE 2)
                                                   ------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.......................................   $ (615,079)  $ (385,013) $(2,488,375) $(2,088,697) $(2,589,204)
  Adjustments to reconcile net loss to net cash
    provided by (used in) operating activities:
    Depletion, depreciation and amortization.....       65,368      210,347     446,350     287,933     463,573
    Compensation expense related to certain stock
      options....................................       --           --          50,991      --         639,396
    Amortization of loan guarantee fees..........       80,000       --          --          --          --
    Non-cash general and administrative
      expenses...................................       26,751       --          --          --          --
    Impairment of oil and gas properties.........       --           --       1,627,321   1,477,567   1,476,690
    (Increase) decrease in accounts receivable...     (216,147)     147,928     (45,485)     27,672    (173,844)
    (Increase) decrease in prepaid expenses......       (1,361)      (8,237)    (76,188)   (118,709)      4,452
    Increase (decrease) in accounts payable......       15,025       24,441      (3,005)   (341,112)    (72,303)
    Increase (decrease) in accrued liabilities...       26,929       26,777     (14,540)     47,641      35,717
                                                   ------------  ----------  ----------  ----------  ----------
  Net cash provided by (used in) operating
    activities...................................     (618,514)      16,243    (502,931)   (707,705)   (215,523)
                                                   ------------  ----------  ----------  ----------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition, exploration and development of oil
    and gas properties...........................     (794,377)  (1,822,174) (2,185,804) (1,257,552) (2,913,619)
  Sales proceeds--undeveloped oil and gas
    interests....................................      396,370       --         480,931     480,931      --
  Purchase of technical and office equipment and
    leasehold improvements.......................       --         (108,817)   (395,093)   (104,250)   (224,479)
  Purchase of technical equipment from Landmark
    Graphics.....................................       --          (87,373)   (405,480)   (405,480)   (219,461)
  (Purchase of) proceeds from securities held to
    maturity.....................................       --           --      (1,595,167)     --       1,595,167
  Other..........................................       (2,736)         500     (12,886)     (7,886)      4,197
                                                   ------------  ----------  ----------  ----------  ----------
  Net cash used in investing activities..........     (400,743)  (2,017,864) (4,113,499) (1,294,237) (1,758,195)
                                                   ------------  ----------  ----------  ----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Common stock proceeds, net of issuance costs...      247,644      162,651      --          --             604
  Series A preferred stock cash proceeds.........      100,000       --          --          --          --
  Series B preferred stock proceeds, net of
    issuance costs...............................    2,601,875    2,352,722      25,297      25,297      --
  Series C preferred stock proceeds, net of
    issuance costs...............................       --           --       7,851,133   7,802,874      31,308
  Proceeds from issuance of long-term debt.......      400,000       --          --          --          --
  Repayments of long-term debt...................     (400,000)      --          --          --          --
                                                   ------------  ----------  ----------  ----------  ----------
  Net cash provided by financing activities......    2,949,519    2,515,373   7,876,430   7,828,171      31,912
                                                   ------------  ----------  ----------  ----------  ----------
Net change in cash and cash equivalents..........    1,930,262      513,752   3,260,000   5,826,229  (1,941,806)
Cash and cash equivalents at beginning of year...       --        1,930,262   2,444,014   2,444,014   5,704,014
                                                   ------------  ----------  ----------  ----------  ----------
Cash and cash equivalents at end of the year.....   $1,930,262   $2,444,014  $5,704,014  $8,270,243  $3,762,208
                                                   ------------  ----------  ----------  ----------  ----------
                                                   ------------  ----------  ----------  ----------  ----------

   The accompanying notes are an integral part of these financial statements.

                             3DX TECHNOLOGIES INC.

                         NOTES TO FINANCIAL STATEMENTS

             (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE

         MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

1. ORGANIZATION AND BASIS OF PRESENTATION

    3DX Technologies Inc. ("3DX" or the "Company"), began operations in January 1993 to offer its 3-D seismic data and computer-aided exploration capabilities as a partner to experienced oil and gas operators in its geographical areas of interest. By combining the operator's local knowledge and infrastructure with 3DX's imaging capabilities, 3DX believes it is able to evaluate and exploit drilling opportunities at lower-than-normal cost. The Company primarily invests in prospects where 3-D seismic evaluation and interpretation is expected to reduce drilling risk. Working interests in major prospects have ranged from 5% up to 40% in property investments to date. All of the Company's operations are currently located in the United States. The Company's future operations are dependent on a variety of factors, including its successful application of its technical expertise, profitable exploitation of its oil and gas properties, successful access to capital sources and variable oil and gas prices and costs, among others. See "Risk Factors" included elsewhere in this document.

    The Company was initially funded by its three founding stockholders and by Landmark Graphics Corporation (Landmark), a publicly-traded Houston company which is a leading supplier of interactive computer-aided exploration systems used by geoscientists to analyze subsurface data in the process of exploring for and producing petroleum reserves. Landmark's initial investment included cash of $100,000, technical equipment and office furniture valued at approximately $150,000 and $50,000, respectively (which approximated predecessor cost), organization costs valued at approximately $6,000, a $400,000 bank loan guarantee valued at approximately $80,000, the payment of certain 3DX general and administrative expenses of approximately $27,000, and preferred stock issuance costs of approximately $87,000. The three founding stockholders of 3DX were formerly employed by Landmark.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    OIL AND GAS PROPERTIES

    3DX accounts for its oil and gas properties using the full-cost method. All costs associated with the acquisition, exploration and development of oil and gas properties (including such costs as leasehold acquisition costs, geological and geophysical expenditures, dry hole costs and tangible and intangible development costs) are capitalized as incurred. Included in capitalized costs for the period ended December 31, 1993, the years ended December 31, 1994 and 1995 and the nine month periods ended September 30, 1995 and 1996 are general and administrative costs of $156,652, $375,922, $618,614, $449,678, and
$649,885, respectively. Such capitalized costs include payroll and related costs of the exploration department personnel which are directly attributable to the Company's current acquisition, exploration and development activities. Other costs (primarily including office rent, technical computer maintenance and support, and communication costs) are also capitalized to the extent they are attributed to the Company's own oil and gas property acquisition and exploration activities and would not otherwise be incurred if such activities were not being undertaken.

    Dispositions of oil and gas properties are reported as adjustments to capitalized costs, with gains and losses not recognized unless such adjustments would significantly alter the relationship between capitalized costs and estimated proved oil and gas reserves.

                             3DX TECHNOLOGIES INC.

             (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE

         MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The evaluated costs of oil and gas properties plus estimated future development and dismantlement costs (including plugging, abandonment and site-restoration costs) are charged to operations as depreciation, depletion, and amortization using the unit-of-production method based on the ratio of current production to proved recoverable oil and gas reserves as estimated by the Company and corroborated by independent petroleum engineering firms. The Company excludes unevaluated property costs from the depreciation, depletion and amortization computations until the discovery of proved reserves or a determination of impairment occurs. Unevaluated properties are evaluated for impairment on a property-by-property basis annually through 1995 and quarterly beginning in 1996. When the determination has been made that an unproved property has either encountered proved reserves or has been impaired, the related costs are transferred to the evaluated cost pool which is compared in total to the estimated values of proved reserves in the full-cost ceiling test of asset recoverability discussed further below.

    Information regarding the number of, and total investment in, abandoned projects at the time of abandonment by the Company is set forth below:

                                                                         NUMBER OF      INVESTMENT IN
                                                                         PROJECTS         ABANDONED
                         ACCOUNTING PERIOD                               ABANDONED        PROJECTS
-------------------------------------------------------------------  -----------------  -------------
Period from Inception through December 31, 1993....................              0       $         0
Year ended December 31, 1994.......................................              0                 0
Year ended December 31, 1995.......................................              3         1,173,644


                             UNAUDITED
-------------------------------------------------------------------
Nine Months ended September 30, 1995...............................              3         1,023,889
Nine Months ended September 30, 1996...............................              2           927,366

    Impairment of capitalized costs of oil and gas properties is determined for each cost center, determined on a country-by-country basis. The Company's only active cost center since inception has been the United States of America. For each cost center, to the extent that capitalized costs of oil and gas properties, net of related accumulated depreciation, depletion and amortization and related deferred income taxes, exceed the discounted future net revenues of estimated proved oil and gas reserves plus the lower of cost or fair value of unevaluated properties, net of income tax effects, such excess costs are charged to operations as an impairment of oil and gas properties. No such writedowns were required during 1993 or 1994. A writedown of $1,627,321 was required for the year ended December 31, 1995. Write-downs of $1,477,567 and $1,476,690 were required for the nine month periods ended September 30, 1995 and 1996, respectively.

    In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 121 ("SFAS No. 121") regarding accounting for the impairment of long-lived assets. The Company adopted SFAS No. 121 effective January 1, 1996. However, such adoption did not affect the primary test of asset recoverability because the Company's oil and gas properties are accounted for under the full-cost method of accounting as discussed above. The adoption of SFAS No. 121 had no effect on the Company's results of operations for the nine month period ended September 30, 1996.

    Technical interpretation equipment, including software, and office furniture and equipment are recorded at cost. Depreciation is determined on a straight-line basis over the estimated useful lives of the

                             3DX TECHNOLOGIES INC.

             (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE

         MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) assets. The estimated useful life of the technical interpretation equipment, including software, is 3 years, and for office furniture and equipment, it is 5 years. Depletion, depreciation and amortization expense includes depreciation related to technical interpretation equipment, including software, and office furniture and equipment of $65,368, $119,675, $288,014, and $336,427 for the
period ended December 31, 1993, the years ended December 31, 1994 and 1995, and the nine month period ended September 30, 1996.

    SECURITIES HELD TO MATURITY

    Securities held to maturity at December 31, 1995 include various types of government debt securities which matured on March 31, 1996, and are carried at amortized cost at December 31, 1995.

    ACCOUNTING FOR INCOME TAXES

    The Company provides deferred income taxes at the balance sheet date for the estimated tax effects of differences in the existing tax basis of assets and liabilities and their financial statement carrying amounts.

    NATURAL GAS REVENUES

    Natural gas revenues are recorded using the sales method, whereby the Company recognizes natural gas revenues based on the amount of gas sold to product purchasers on its behalf. The Company has no material gas imbalances.

    RENTAL INCOME

    In January 1993, the Company entered into an informal revenue-sharing arrangement with a seismic processing company whereby the Company would receive a percentage of the seismic processing company's gross billings in exchange for providing office space and use of the Company's technical equipment. Revenues under this ongoing arrangement amounted to $89,718, $100,962 and $58,195 in 1993, 1994 and 1995, respectively. Revenues under this arrangement amounted to $45,563 and $120,098 in the nine month periods ended September 30, 1995 and 1996, respectively.

    STATEMENTS OF CASH FLOWS

    For the purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

    CONCENTRATION OF CREDIT RISK

    All of the Company's receivables are due from oil and gas producing companies located in the United States. The Company has not experienced any significant credit losses related to its receivables.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts of cash and cash equivalents, securities held to maturity and accounts receivable, approximate their fair values due to their short-term nature.

                             3DX TECHNOLOGIES INC.

             (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE

         MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Oil and gas reserve estimates, which are the basis for units-of-production depletion and the ceiling test, are inherently imprecise and are expected to change as future information becomes available.

    COMPUTATION OF PRO FORMA NET LOSS APPLICABLE TO COMMON STOCKHOLDERS
     (UNAUDITED)

    Because of the significance of the planned redemption of Series B Preferred Stock at its $100 liquidation value per share and conversion of a total of 2,928,465 shares of Series C Preferred Stock (which includes 266,224 shares to be issued upon the exercise of the Series C Preferred Stock warrants at $3.00 per share) that will automatically convert into a total of 1,514,017 shares of common stock upon effectiveness of the Offering (see Note 13), historical net loss per common share is not presented herein. The effects of these transactions are included in pro forma net loss applicable to common stockholders per share for 1995 and the nine month period ended September 30, 1996 assuming such redemption and conversion transactions occurred as of January 1, 1995. Pro Forma net loss applicable to common stockholders is computed using the weighted average number of common shares outstanding during the periods after giving effect to the issuance and sale of a sufficient number of shares of common stock in the filing of the Registration Statement on Form S-1 (Note 13) to redeem all the issued and outstanding shares of Series B Preferred Stock and the conversion of all Series C Preferred Stock into shares of Common Stock. All common stock and options issued since October 18, 1995 have been, for purposes of calculating net loss per common share, treated as outstanding for all periods presented, which is the treatment contemplated in Staff Accounting Bulletin No. 83.

    INTERIM FINANCIAL DATA (UNAUDITED)

    The unaudited financial statements as of September 30, 1996, and for the nine month periods ended September 30, 1995 and 1996 and all related footnote information for these periods have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and results of operations and cash flows in accordance with generally accepted accounting principles.

    PRIOR YEAR RECLASSIFICATIONS

    Certain prior year amounts have been reclassified to conform with the current presentation.

                             3DX TECHNOLOGIES INC.

             (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE

         MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
FINANCIAL STATEMENT ADJUSTMENTS

    Since the initial filing of the Registration Statement of which this Prospectus forms a part (see Note 13), the Company has made certain changes to its prior period financial statements. These changes have included:

    - Accrual of $51,000 of option compensation in 1995 and $639,000 in the nine-month period ended September 30, 1996 (see Note 7) primarily to reflect the estimated intrinsic value of such option grants using the assumed initial public offering price of Common Stock as the estimate of fair value

    - Changes in the accrual of preferred stock dividends (Series A Preferred Stock and Series C Preferred Stock) to reflect their constructively cumulative nature (see Note 5)

    - Refinements in the valuation, and related accretion, of preferred stock, to report such amounts at more precise estimates of fair values when issued (see Note 5)

    The effects of these changes (none of which affected income tax amounts) on previously reported financial statement items are as follows:

                                                                                                     NINE MONTH
                                                              FOR THE YEAR ENDED DECEMBER 31,       PERIOD ENDED
                                                         -----------------------------------------  SEPTEMBER 30,
                                                            1993          1994           1995           1996
                                                         -----------  -------------  -------------  -------------
Net loss:
  As originally reported...............................  $  (615,079) $    (385,013) $  (2,437,384)  $(1,949,808)
  Accrue option compensation...........................      --            --              (50,991)     (639,396)
                                                         -----------  -------------  -------------  -------------
  As currently reported................................  $  (615,079) $    (385,013) $  (2,488,375)  $(2,589,204)
                                                         -----------  -------------  -------------  -------------
                                                         -----------  -------------  -------------  -------------
Net loss to common stockholders:
  As originally reported...............................  $  (619,045) $    (918,780) $  (3,269,492)  $(2,789,613)
  Accrue option compensation...........................      --            --              (50,991)     (639,396)
  Change dividend accrual..............................      (52,790)        81,704       (275,256)      293,505
  Adjust preferred stock valuation and accretion.......      (10,387)      --             --             --
                                                         -----------  -------------  -------------  -------------
  As currently reported................................  $  (682,222) $    (837,076) $  (3,595,739)  $(3,135,504)
                                                         -----------  -------------  -------------  -------------
                                                         -----------  -------------  -------------  -------------
Pro Forma net loss per share:
  As originally reported...............................      N/A           N/A       $       (0.49)  $     (0.39)
  Accrue option compensation...........................                                       (.01)         (.12)
  Change dividend accrual..............................                                   --             --
  Change in pro forma common shares outstanding........                                        .03           .02
                                                                                     -------------  -------------
  As currently reported................................                              $        (.47)  $      (.49)
                                                                                     -------------  -------------
                                                                                     -------------  -------------

                             3DX TECHNOLOGIES INC.

             (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE

         MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                                                                                                     NINE MONTH
                                                              FOR THE YEAR ENDED DECEMBER 31,       PERIOD ENDED
                                                         -----------------------------------------  SEPTEMBER 30,
                                                            1993          1994           1995           1996
                                                         -----------  -------------  -------------  -------------
Accumulated deficit:
  As originally reported...............................  $  (619,045) $  (1,537,825) $  (4,807,317)  $(7,596,930)
  Accrue option compensation...........................      --            --              (50,991)     (690,387)
  Change dividend accrual..............................      (52,790)        28,914       (246,342)       47,163
  Adjust preferred stock valuation and accretion.......      (10,387)       (10,387)       (10,387)      (10,387)
                                                         -----------  -------------  -------------  -------------
  As currently reported................................  $  (682,222) $  (1,519,298) $  (5,115,037)  $(8,250,541)
                                                         -----------  -------------  -------------  -------------
                                                         -----------  -------------  -------------  -------------
Common stockholders' equity (deficit):
  As originally reported...............................  $    16,365  $    (740,937) $  (4,032,028)  $(6,789,729)
  Change dividend accrual..............................      (52,790)      --             (208,291)       85,214
  Adjust preferred stock valuation and accretion.......                      66,965       --             --
                                                         -----------  -------------  -------------  -------------
  As currently reported................................  $   (36,425) $    (673,972) $  (4,240,319)  $(6,704,515)
                                                         -----------  -------------  -------------  -------------
                                                         -----------  -------------  -------------  -------------

3. INCOME TAXES

    Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                           DECEMBER 31,
                                                                    --------------------------
                                                                       1994          1995
                                                                    -----------  -------------
Deferred tax liability:
  Exploration and development expenditures deducted for tax and
    capitalized for books.........................................  $   345,831  $    (103,867)
  Other items, net................................................      --             (37,523)
                                                                    -----------  -------------
      Total deferred tax liability................................     (345,831)      (141,390)
                                                                    -----------  -------------
Deferred tax assets:
  Net operating loss carryforwards................................      653,394      1,238,317
  Other items, net................................................       28,419         66,375
                                                                    -----------  -------------
      Total deferred tax assets...................................      681,813      1,304,692
  Less: Valuation allowance.......................................     (335,982)    (1,163,302)
                                                                    -----------  -------------
Net deferred tax assets...........................................      345,831        141,390
                                                                    -----------  -------------
Net deferred tax liability........................................  $   --       $    --
                                                                    -----------  -------------
                                                                    -----------  -------------

    The Company did not record any current or deferred income tax provision or benefit in any of the periods presented. The Company's provision for income taxes differs from the amount computed by applying the statutory rate due principally to the valuation allowance recorded against its deferred tax asset account relating to net operating tax loss carryforwards. Management believes that such allowance is necessary until there is greater assurance that the net operating tax loss carryforwards can be utilized.

                             3DX TECHNOLOGIES INC.

             (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE

         MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

3. INCOME TAXES (CONTINUED)
    The Company has recorded a valuation allowance against its deferred tax assets in each year to reflect the estimated portion for which realization is uncertain. Such valuation allowance amounted to $208,183, $335,982 and $1,163,302 as of December 31, 1993, 1994 and 1995 respectively. As of December 31, 1995, the Company has tax net operating loss carryforwards of $3,642,108 which begin to expire in 2008. As a result of the pending initial public offering (See Note 13), there may be a limitation placed on the Company's utilization of its NOL's by Section 382 of the Internal Revenue Code. The Company will review the valuation allowance at the end of each quarter and will make adjustments if it is determined that it is more likely than not that the deferred tax assets will be realized.

4. RELATED-PARTY TRANSACTIONS

    The Company purchased technical equipment, supplies, and software and hardware maintenance amounting to $174,374 in 1993, $118,630 in 1994 and $521,128 in 1995 from Landmark. During the unaudited nine month periods ended September 30, 1995 and 1996, the Company purchased $405,480 and $219,461, respectively, from Landmark.

5. MANDATORILY REDEEMABLE PREFERRED STOCK

    On January 27, 1993, the Company sold 100,000 shares of Series A preferred stock to Landmark for a total consideration of $500,000, composed of cash, technical and office equipment, furniture, organizational costs, a bank loan guarantee, payment of certain general and administrative expenses, and preferred stock issuance costs. The Series A preferred stock contained no voting rights, was convertible into 517,000 shares of Class A common stock, contained a mandatory-redemption feature which allowed the holder of the Series A preferred stock to require 3DX to redeem the stock at the higher of the original issue value or the then-current fair market value of the stock at the time of redemption, and was entitled to receive, when, as and if declared by the Board of Directors, dividends in cash at the annual rate of $.50 per share, payable quarterly and senior in ranking to any common stock dividends. Until January 1, 1998, the right to dividends upon the issued and outstanding shares of Series A preferred stock were non-cumulative and were not deemed to accrue unless and until said dividends were declared by the Board. From and after January 1, 1998, the right to dividends upon the issued and outstanding shares of Series A preferred stock were cumulative. The Series A preferred stock held preferential liquidation rights for $5 per share plus any dividends payable at the date of liquidation, and also contained an automatic conversion provision in the event of an initial public offering.

    In connection with the sale of equity units in November 1993, Landmark agreed to exchange the shares of Series A preferred stock into 329,003 shares of common stock. Landmark agreed to accept such number of shares in exchange for a release of its guarantee of certain bank indebtedness of the Company.

    The Company's Series B and Series C redeemable preferred stocks described below are presented on the balance sheet outside of common equity because they both have mandatory-redemption provisions outside the control of the Company, and both are being accreted to their projected redemption values through a charge to common equity during the periods such securities were outstanding.

    In November 1993, the Company negotiated an agreement pursuant to which certain investors agreed to purchase 54,000 units (each unit consisting of one share of redeemable Series B preferred stock and

                             3DX TECHNOLOGIES INC.

             (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE

         MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

5. MANDATORILY REDEEMABLE PREFERRED STOCK (CONTINUED)
30.215 shares of common stock) for total consideration in the amount of $5,400,000. The sales of the units was timed to be funded in two traunches to match the projected cash flow needs of the Company, with the first traunch (consisting of 29,000 units) funded in November 1993 and the second traunch (consisting of 25,000 units) funded in October 1994. The terms of the agreement provided a substantial penalty for any investor who committed to purchase units in the second traunch and failed to do so. All investors who committed to purchase units in the second traunch did so in October 1994. Sales of the 54,000 units were as follows: 4,500 units were sold to members of management (8.3% of the total units sold), 4,000 units were sold to Landmark (7.4% of the total units sold), 1,750 units were sold to Consultants to the Company (3.2% of the total units sold), 28,820 units were sold to two investment funds (18,820 units to Citi Growth Fund L.P. and 10,000 units to R. Chaney & Partners - 1993 L.P.) whose purchases were conditioned on the ability of each investor group to designate one member of the Board of Directors (53.4% of the total units sold), 1,500 units were sold to one investor-designated member and one future member of the Board of Directors (2.8% of the total units sold), and the remaining 13,430 units were sold to other unrelated investors (24.9% of the total units sold).

    In November 1993, the Company sold 29,000 equity units consisting of an aggregate of 29,000 shares of the Company's redeemable Series B preferred stock, par value of $.01 per share, and 876,237 shares of common stock, par value of $.01 per share. The stock was sold for net proceeds of $94.1558 per share of Series B preferred stock and $.19 per share of common stock. The difference between the sales price and the redemption price of $100 per share is subject to an annual pro-rata accretion charge to retained earnings, so that at the time of the mandatory redemption, the value of each share of preferred stock will equal the redemption price of $100. The Series B preferred stockholders are entitled to 100 votes for each share held, and shall vote together with holders of common stock and not as a separate class. The Series B preferred stockholders are entitled to receive (out of any funds legally available therefor) dividends (in cash or in shares of Series B preferred stock, as determined by the Board of Directors) at an annual rate per share of $12.50 if in cash or .13276 shares of Series B preferred stock if in stock, payable annually on December 31, commencing in December 1994. In the event the Board of Directors fails to declare the dividend in stock or cash ten working days prior to the end of each year, the dividend is deemed declared in stock as of the end of the year. As a result, the dividend is constructively cumulative. The Series B preferred stock has a redemption price of $100 per share. The Series B preferred stock also contains a mandatory-redemption feature under which the stock will be redeemed at the redemption price in two installments (50% on November 9, 2002 and 50% on November 9, 2003). 3DX has the option to redeem the outstanding Series B Preferred stock at any time with funds legally available therefor. As consideration for the Series B preferred and common stock sale, the Company received $2,875,019 in cash and promissory notes from two of its founders amounting to $24,984. The Company incurred legal and other offering costs of $103,659 in connection with this Series B preferred stock unit sale.

    On October 24, 1994, the Company sold 25,000 equity units consisting of an aggregate of 25,000 shares of the Company's redeemable Series B preferred stock, par value of $.01 per share, and 755,378 shares of common stock, par value of $.01 per share. The stock was sold for net proceeds of $94.1558 per share of Series B preferred stock and $.19 per share of common stock. As consideration for the Series B preferred and common stock sale, the Company received $2,487,511 in cash and a promissory note from one of its founders amounting to $12,492.

                             3DX TECHNOLOGIES INC.

             (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE

         MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

5. MANDATORILY REDEEMABLE PREFERRED STOCK (CONTINUED)
    Dividends on the Series B preferred stock have been paid in stock rather than in cash as determined by the Board of Directors.

    During the period from July 26, 1995 until September 25, 1995, the Company sold a total of 2,662,241 shares of the Company's senior redeemable convertible Series C preferred stock, par value of $.01 per share. The stock was sold for $3 per share. Purchasers of the 2,662,241 shares of Series C Preferred Stock consisted of members of management who purchased 89,237 shares (3.4% of the total Series C shares sold), consultants to the Company who purchased 17,134 shares (0.6% of the total Series C shares sold), two members of the Board of Directors who purchased 10,000 shares (0.4% of the total Series C shares sold), other previous Series B unit investors who purchased 329,203 shares (including 125,467 shares purchased by Citi Growth Fund L.P. and 66,667 shares by R. Chaney & Partners - 1993 L.P.) (12.3% of the total Series C shares sold), NationsBank Capital Corporation whose purchase of 1,333,333 shares was conditioned on its ability to designate a member of the Company's Board of Directors (50.1% of the total Series C shares sold), and the remaining 883,334 shares were sold to other unaffiliated investors (33.2% of the total Series C shares sold). The Series C preferred stockholders are entitled to 1 vote for each number of common shares their Series C preferred stock is convertible into, and shall vote together with holders of common stock and not as a separate class. The Series C preferred stockholders are entitled to receive when, as and if declared by the Board of Directors (out of any funds legally available therefor) dividends (in cash or in shares of Series C preferred stock, as determined by the Board of Directors) at an annual rate per share of $.24 if in cash or .08 shares of Series C preferred stock if in stock, payable or accruing quarterly, commencing on September 30, 1995. If dividends are accrued, the unpaid dividends compound at an annual interest rate of 8%. In the event the Board of Directors fails to declare the dividend in stock or cash ten working days prior to the end of each calendar quarter, the dividend is automatically deemed declared in cash as of the end of the quarter. As a result the dividend is constructively cumulative.

    The Series C preferred stock also contains a right to convert to common stock on a one share for one share basis at any time (See Note 13 for discussion of the impact of the October 1996 reverse stock split), and the shares shall be automatically converted upon the occurrence of certain automatic conversion events (including the successful completion of an initial public offering of the Company's common stock if certain pricing and other criteria are met). The Series C preferred stock also contains a mandatory-redemption feature under which the stock will be redeemed (if requested in writing with at least 30 days notice by at least 67% of the holders) at the liquidation price in two installments (50% on November 9, 2002 and 50% on November 9, 2003). In the event of a merger, sale or dissolution of the Company, or initiation of mandatory redemption of the senior preferred Series C stock where the proceeds to the holders are less than two times the holders' original basis plus accrued dividends, then in such event the holders will receive the face value of their investment plus accrued dividends and will also be entitled to participate on an "as if converted" basis in all remaining net proceeds of the Company. As consideration for the Series C preferred stock sale, the Company received $7,928,968 in cash, and promissory notes from two of its founders and one board member amounting to $57,755. The Company incurred legal and other offering costs of $87,834 in connection with this Series C preferred stock sale.

    At its October 6, 1995 meeting, the Board of Directors of the Company granted each purchaser of shares of senior redeemable convertible Series C preferred stock a warrant to purchase additional shares equal to 10% of the shares owned by such purchaser, at an exercise price of $3 per share, such shares to be

                             3DX TECHNOLOGIES INC.

             (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE

         MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

5. MANDATORILY REDEEMABLE PREFERRED STOCK (CONTINUED) exercisable at any time until the earlier of (a) five years from the date of issuance and (b) the effective date of an initial public offering of the Company's securities. No value was assigned to these warrants as the computed value of the warrants using the Black-Scholes model was zero.

    During the nine months ended September 30, 1996, the Company accrued a dividend on the Series C preferred stock of $505,167.

    The following table summarizes the inception to date activity of mandatorily redeemable preferred stock:

                                                                      REDEEMABLE PREFERRED STOCK
                                              --------------------------------------------------------------------------
                                                     SERIES A                 SERIES B                  SERIES C
                                              -----------------------  -----------------------  ------------------------
                                                SHARES      AMOUNT      SHARES       AMOUNT       SHARES       AMOUNT
                                              ----------  -----------  ---------  ------------  ----------  ------------
Shares issued for cash and other assets in
  January 1993..............................     100,000  $   500,000     --      $    --           --      $    --
Issuance costs..............................      --          (87,250)    --           --           --           --
Conversion of shares to common stock........    (100,000)    (423,137)    --           --           --           --
Shares issued in November 1993..............      --          --          29,000     2,730,518      --           --
Issuance costs..............................      --          --          --          (103,659)     --           --
Accrual of dividends........................      --          --             560        52,790
Accretion to redemption value...............      --           10,387     --             3,966      --           --
                                              ----------  -----------  ---------  ------------  ----------  ------------
Balance at December 31, 1993................      --          --          29,560     2,683,615      --           --
Shares issued in October 1994...............      --          --          25,000     2,315,844      --           --
Accrual of dividends........................      --          --           4,474       421,696      --           --
Accretion to redemption value...............      --          --          --            30,367      --           --
                                              ----------  -----------  ---------  ------------  ----------  ------------
Balance at December 31, 1994................      --          --          59,034     5,451,522      --           --
Shares issued in 1995.......................      --          --          --           --        2,662,241     7,986,723
Issuance costs..............................      --                                      (860)     --           (87,834)
Accrual of dividends........................      --          --           7,837       783,700      --           --
Accretion to redemption value...............      --          --          --            43,464      --             4,944
                                              ----------  -----------  ---------  ------------  ----------  ------------
Balance at December 31, 1995................      --          --          66,871     6,277,826   2,662,241     7,903,833

UNAUDITED:
Accretion to redemption value...............      --          --          --            32,598      --             8,535
                                              ----------  -----------  ---------  ------------  ----------  ------------
Balance of September 30, 1996...............      --      $   --          66,871  $  6,310,424   2,662,241  $  7,912,368
                                              ----------  -----------  ---------  ------------  ----------  ------------
                                              ----------  -----------  ---------  ------------  ----------  ------------

6. COMMON STOCKHOLDERS' EQUITY (DEFICIT)

    On January 27, 1993, the Company sold 768,117 shares of common stock to its founding stockholders for $44,572 ($.06 per share). These shares are subject to a stock purchase and restriction agreement under which the Company has retained a right to repurchase any "unvested" shares at the original sales price of $.06 per share. For purposes of determining vesting, the shares vest over a period of 4 years based on the

                             3DX TECHNOLOGIES INC.

             (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE

         MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

6. COMMON STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED) continued employment of the applicable stockholder, annually the first two years and monthly the next 24 months.

    On November 9, 1993, the Company sold 259,172 shares of common stock to its founding stockholders at $.19 per share. As consideration for the common stock sale, the Company received net proceeds of $33,587 in cash and a promissory note from one of its founders amounting to $16,543.

    On May 24, 1995, the stockholders approved a 10-for-1 stock split of the Company's common stock. See also Note 12 for information on the reverse stock split which occurred in October 1996. All references in this report to the number of common shares outstanding reflect these splits.

7. STOCK OPTIONS

    In June 1994, the Board of Directors approved the 1994 Stock Option Plan (the Plan) for employees, officers, directors and certain consultants of the Company. The ten year options vest for employees over four years (annually for the first two years and monthly the last two years) and for directors and consultants over three years (annually with 50% in year one) and certain of these options are eligible for accelerated vesting upon a change of control of the Company. At December 31, 1995 the Company had reserved 987,937 shares of common stock for issuance under this Plan.

    The following table summarizes option balances and activity for the Plan:

                                                                                YEAR ENDED
                                                                               DECEMBER 31,
                                                                         ------------------------
                                                                            1994         1995
                                                                         -----------  -----------  PERIOD ENDED
                                                                                                   SEPTEMBER 30,
                                                                                                       1996
                                                                                                   -------------
                                                                                                    (UNAUDITED)
Option shares outstanding:
  Beginning of period..................................................      --           438,783       686,943
  Granted..............................................................      438,783      248,160       235,235
  Exercised............................................................      --           --             (3,124)
  Canceled.............................................................      --           --           (157,146)
                                                                         -----------  -----------  -------------
  End of period........................................................      438,783      686,943       761,908
Shares available for grant at end of period............................      549,154      300,994       222,905
Weighted average price of options exercised during period..............      --           --        $      0.19
Range of exercise price of options outstanding at end of period........  $ 0.19-0.26  $ 0.19-0.58   $ 0.19-0.58
Weighted average exercise price of options outstanding at end of
  period...............................................................  $      0.22  $      0.42   $      0.47
Weighted average fair value of options granted during period...........      --       $      4.75   $     13.55

    Prior to the fourth quarter of 1995, the Company did not record any compensation expense related to the above options because the related exercise prices were at or above the estimated fair values of the Company's common stock at the time such options were granted. In connection with stock options granted within one year of the initial filing of the Form S-1 registration statement of which this Prospectus forms a part (see Note 13), the Company has recorded deferred compensation as additional paid in capital and an offsetting contra-equity account. Such compensation accrual is based on the difference between the option price and the fair value of the Company's common stock when such options are granted (using the initial

                             3DX TECHNOLOGIES INC.

             (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE

         MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

7. STOCK OPTIONS (CONTINUED)
$14.00 per share estimate of the initial public offering common stock price as an estimate of fair value). Such deferred compensation is recorded as general and administrative expenses over the period underlying the options become vested, which resulted in $51,000 and $639,000 of expenses in 1995 and the nine-month period ended September 30, 1996, respectively. Had the Company used the actual offering price of $11.00 per share to compute the deferred compensation resulting from the difference between such option exercise prices and the fair value of the Company's common stock, the September 30, 1996 financial statements would reflect the following reductions:

Deferred compensation related to stock options....................  $ 341,983
Paid-in capital                                                       496,320
Accumulated deficit & Net loss....................................  $ 154,337

    In October 1995, the Financial Accounting Standards Board issued Statement No. 123 ("SFAS No. 123"). SFAS No. 123 is a new standard of accounting for stock-based compensation and establishes a fair value method of accounting for awards granted after December 31, 1995 under stock compensation plans. SFAS No. 123 encourages, but does not require, companies to adopt the fair value method of accounting in place of the existing method of accounting for stock-based compensation for employees whereupon compensation costs are recognized only in situations where stock compensation plans award intrinsic value to recipients at the date of grant. Companies that do not adopt the fair value method of accounting prescribed in SFAS No. 123 must, nonetheless, make annual pro forma disclosures of the estimated effects on net income and earnings per share in their year-end 1996 financial statements as if the fair value method had been used for grants after December 31, 1994. The 5,170 options granted to persons other than employees during the first nine months of 1996 had fair values which approximated the intrinsic values computed as described in the previous paragraph and the related compensation accruals under the two methods were therefore about equal.

8. NOTES RECEIVABLE FROM STOCK SALES

    During 1993, 1994 and 1995, two officers and one member of the Board of Directors purchased common or preferred stock for notes, which are reflected as an offset to equity in the accompanying financial statements. The notes are full recourse promissory notes bearing interest at a fixed rate of 6% per annum. The notes from the two employees are collateralized by certain vested stock options the individuals hold from their former employer. The principal and all accrued interest on the notes held at December 31, 1995 and at September 30, 1996 are due in or before January 1997.

9. SAVINGS PLAN

    The Company has joined with Landmark in offering its employees an employee 401-K savings plan (the Plan) which became effective upon inception of the Company. The Plan covers substantially all employees and entitles them to contribute up to 15% of their annual compensation, subject to maximum limitations imposed by the Internal Revenue Code. While the Plan allows for employer matching of a portion of the employee contributions, the Company has elected not to match contributions.

                             3DX TECHNOLOGIES INC.

             (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE

         MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

10. COMMITMENTS

    Effective March 1, 1995, the Company entered into a 5-year office facilities operating lease agreement which required an 18-month rent prepayment at inception, and contains typical renewal options and escalation clauses. Rental expense under office facilities operating leases was approximately $61,000 in 1994 and $90,370 in 1995. Rental expense under office facilities operating leases was $66,599 and $72,136 for the nine months ended September 30, 1995 and 1996, respectively.

    Future minimum payments under non-cancelable operating leases having initial terms of one year or more are as follows at December 31, 1995:

  1996....................................................  $  31,544
  1997....................................................     94,633
  1998....................................................     94,633
  1999....................................................     94,633
  Thereafter..............................................     15,772
                                                            ---------
Total minimum lease payments..............................  $ 331,215
                                                            ---------
                                                            ---------

11. SALE OF ASSETS

    In April 1995, the Company sold 66.67% of its working interest in the Double Diamond/Jones Ranch prospect to a group of individual investors who are stockholders in the Company (through a limited partnership). Proceeds from the sale, which represented both the estimated fair market value of the interest sold as well as 3DX's proportionate cost to date on the prospect, amounted to $480,931. No gain or loss was recorded on this transaction.

                             3DX TECHNOLOGIES INC.

             (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE

         MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

12. SUPPLEMENTAL CASH FLOW INFORMATION

    The following table summarizes cash paid for interest and taxes as well as non-cash transactions for the indicated periods:

                                                                                            SEPT. 30,  SEPT. 30,
                                                           1993        1994        1995       1995        1996
                                                        ----------  ----------  ----------  ---------  ----------
Cash paid during period for interest..................  $    8,006  $   --      $   --      $  --      $      289
Cash paid during period for taxes.....................      --          --          --         --          --


NON-CASH TRANSACTIONS:
Dividends declared but not paid.......................  $       --  $       --  $  275,256  $      --  $  505,167
Accretion on preferred stock..........................      14,353      30,367      48,408     34,681      41,133
Sale of Series A preferred stock to Landmark in
  exchange for technical & office equipment,
  furniture, organizational costs, bank loan
  guarantee, payment of certain general &
  administrative expenses and preferred stock issuance
  costs...............................................     400,000      --          --         --          --
Exchange of Series A preferred stock for 329,003
  shares of common stock..............................     412,750      --          --         --          --
Sale of common stock in exchange for promissory note
  from one of the founders............................      16,543      --          --         --          --
Sale of common stock in exchange for promissory note
  from one of the founders (November 1993)............      24,984      --          --         --          --
Sale of Series B preferred and common stock in
  exchange for promissory note from one of the
  founders (October 24, 1994).........................      --          12,492      --         --          --
Stock dividend on Series B preferred stock............      52,790     421,699     783,700     --          --
Sale of Series C preferred stock in exchange for
  promissory notes from two of the founders...........      --          --          57,755     --          --
10 for 1 common stock split (Note 13).................      --          --          --         --          --

13. EVENTS SUBSEQUENT TO AUDITORS' REPORT DATE

    In October 1996, the Board of Directors authorized a reverse stock split whereby stockholders of common stock will receive .517 shares of common stock for every 1 share previously owned. The previous conversion ratio of 1 share of Series C Preferred Stock for 1 share of Common Stock will also be adjusted for this reverse split so that 1 share of Series C Preferred Stock will be convertible into .517 shares of common stock. In addition, authorized, issued, and outstanding options under the Company's 1994 stock option plan will be revised to reflect the impact of the reverse stock split on share and option prices. All references in this report to number of common shares outstanding reflect this reverse stock split retroactively to inception of the Company.

    The Company filed a registration statement on Form S-1 for the sale of 2,400,000 shares of common stock which became effective on December 19, 1996. The offering is expected to raise approximately $23.8

                             3DX TECHNOLOGIES INC.

             (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE

         MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

13. EVENTS SUBSEQUENT TO AUDITORS' REPORT DATE (CONTINUED) million in net proceeds, which are expected to be used, among other purposes, to redeem all the outstanding Series B preferred stock and for future capital and exploration expenditures. In connection with such offering, the Series C preferred stock is expected to be converted to common stock and the Series C dividends payable will be paid in cash.

14. RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

    The following table sets forth the Company's results of operations for oil and gas producing activities for the years ended December 31, 1994 and 1995 and for the nine months ended September 30, 1996. There were no oil and gas producing activities for the period from inception (January 6, 1993) through December 31, 1993.

                                                                                           SEPTEMBER 30,
                                                                   1994         1995           1996
                                                                ----------  -------------  -------------
Oil and gas revenues..........................................  $  303,836  $     274,511   $   408,459
Lease operating costs.........................................      14,225         60,877        28,463
Production taxes..............................................      19,812         17,656        22,764
Impairment of oil and gas properties..........................      --          1,627,321     1,476,690
Depletion, depreciation and amortization......................      90,672        158,336       126,342
                                                                ----------  -------------  -------------
Income (loss) before income taxes.............................     179,127     (1,589,679)   (1,245,800)
Income tax expense (credit)...................................      --           --             --
                                                                ----------  -------------  -------------
Net income (loss).............................................  $  179,127  $  (1,589,679)  $(1,245,800)
                                                                ----------  -------------  -------------
                                                                ----------  -------------  -------------
Amortization per physical unit of production (equivalent Mcf
  of gas).....................................................  $      .64  $        1.15   $       .81
                                                                ----------  -------------  -------------

    The results of operations from oil and gas producing activities were determined in accordance with Statement of Financial Accounting Standards No. 69, "Disclosures About Oil and Gas Producing Activities" ("SFAS No. 69") and, therefore, do not include corporate overhead, interest and other general income and expense items.

15. COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

    The aggregate amounts of capitalized costs relating to the Company's oil and gas producing activities and the related accumulated depletion, depreciation, and amortization and impairment at December 31, 1994 and 1995 and at September 30, 1996 were as follows:

                                                                  1994          1995           1996
                                                              ------------  -------------  -------------
Unproved properties.........................................  $    828,321  $   1,375,145  $   1,993,753
Proved properties...........................................     1,575,146      2,648,724      5,441,851
                                                              ------------  -------------  -------------
Total capitalized costs.....................................     2,403,467      4,023,869      7,435,604
Less--accumulated depletion, depreciation and
  amortization..............................................       (90,672)    (1,876,329)    (3,479,361)
                                                              ------------  -------------  -------------
                                                              $  2,312,795  $   2,147,540  $   3,956,243
                                                              ------------  -------------  -------------
                                                              ------------  -------------  -------------

                             3DX TECHNOLOGIES INC.

             (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE

         MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

15. COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (CONTINUED) Unevaluated properties and associated costs not currently being amortized and included in oil and gas properties were $828,321, $1,375,145, and $1,993,753 at December 31, 1994, and 1995 and September 30, 1996, respectively. The projects represented by these costs were at such dates undergoing exploration or development activities or projects in which the Company intends to commence such activities in the future. The Company will begin to amortize these costs when proved reserves are established or impairment is determined. The Company believes that the unevaluated properties at December 31, 1995 will be fully evaluated in 24 to 36 months.

    The following table represents an analysis of remaining unevaluated oil and gas property costs at December 31, 1995, and the periods in which they were incurred:

                                                                                   1994         1995
                                                                                ----------  ------------
Acquisition costs.............................................................  $  238,219  $    418,027
Exploration costs.............................................................     104,596       614,303
Development costs.............................................................           0             0
                                                                                ----------  ------------
    Total.....................................................................  $  342,815  $  1,032,330
                                                                                ----------  ------------
                                                                                ----------  ------------

    The following table sets forth the costs incurred in the Company's oil and gas property acquisition, exploration and development activities for the years presented:

                                                                                           NINE MONTHS
                                                                                              ENDED
                                                                                          SEPTEMBER 30,
                                                     1993         1994          1995          1996
                                                  ----------  ------------  ------------  -------------
Property acquisition costs--
  Proved........................................  $        0  $          0  $          0   $         0
  Unproved......................................      96,558       372,134       490,141       424,922
Exploration costs...............................     712,996     1,618,149     1,611,192     2,883,603
Development costs...............................           0             0             0       103,210
                                                  ----------  ------------  ------------  -------------
                                                  $  809,554  $  1,990,283  $  2,101,333   $ 3,411,735
                                                  ----------  ------------  ------------  -------------
                                                  ----------  ------------  ------------  -------------

16. OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

RESERVES

    The process of estimating proved developed and proved undeveloped oil and gas reserves is very complex, requiring significant subjective decisions in the evaluation of available geologic, engineering and economic data for each reservoir. The data for a given reservoir may change over time as a result of, among other things, additional development activity, production history and viability of production under varying economic conditions. Consequently, material revisions to existing reserve estimates may occur in the future. Although every reasonable effort is made to ensure that reserve estimates are based on the most accurate and complete information possible, the significance of the subjective decisions required and variances in available data for various reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures.

                             3DX TECHNOLOGIES INC.

             (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE

         MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

16. OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (CONTINUED)
    The Company began its exploration program in 1993, by participating in an exploration program as a royalty owner. The Company did not produce any discovered oil and gas reserves in 1993.

    The Company added proved oil and gas reserves in 1994 as a result of exploration efforts on one prospect.

    In 1995, the Company added proved reserves from one additional well in the 1994 prospect, and drilled one additional successful well in a new prospect. In addition, there was a significant downward revision in oil and gas reserves associated with the Bright Falcon project. The primary factors contributing to the reserve revision include (1) the premature loss of a well due to mechanical reasons which was unanticipated at the time of the initial estimate, and (2) the removal of proved, undeveloped reserves attributable to a well location, which the project partners elected not to drill.

    In the nine months ended September 30, 1996, the Company added proved reserves from eight successful wells from drilling on various prospects. The Company also made certain downward revisions to its previous estimates. Such revisions result from additional production and performance information which became available during 1996.

    The Company's oil and gas reserves, shown below, all of which are located in the continental United States, consist of proved reserves which are estimated to be recoverable in the future under economic and operating conditions.

    The following table sets forth the changes in the Company's total proved reserves (all of which are developed) for the years ended December 31, 1993, 1994 and 1995.

                                                                  YEAR ENDED               NINE MONTHS
                                                                 DECEMBER 31,                 ENDED
                                                       ---------------------------------  SEPTEMBER 30,
                                                         1993        1994        1995         1996
                                                       ---------  ----------  ----------  -------------
                                                                          OIL (BBLS)
                                                       ------------------------------------------------
Proved reserves at the beginning of the period.......     --           4,000      39,886        41,193
Extensions, discoveries, and other additions.........      4,000      42,000      26,000         5,066
Revisions of previous estimates......................     --          --         (18,000)       (8,972)
Production...........................................     --          (6,114)     (6,693)       (6,499)
                                                       ---------  ----------  ----------  -------------
Proved reserves at the end of the period.............      4,000      39,886      41,193        30,788
                                                       ---------  ----------  ----------  -------------
                                                       ---------  ----------  ----------  -------------


                                                                          GAS (MCF)
                                                       ------------------------------------------------
Proved reserves at the beginning of the period.......     --          20,000   1,236,915       442,795
Extensions, discoveries, and other additions.........     20,000   1,322,000     104,000     1,980,032
Revisions of previous estimates......................     --          --        (801,000)     (136,318)
Production...........................................     --        (105,085)    (97,120)     (117,772)
                                                       ---------  ----------  ----------  -------------
Proved reserves at the end of the period.............     20,000   1,236,915     442,795     2,168,737
                                                       ---------  ----------  ----------  -------------
                                                       ---------  ----------  ----------  -------------

                             3DX TECHNOLOGIES INC.

             (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE

         MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

16. OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (CONTINUED)
STANDARDIZED MEASURES OF DISCOUNTED FUTURE NET CASH FLOWS

    The Company's standardized measure of discounted future net cash flows, and changes therein, related to proved oil and gas reserves are as follows (amounts in thousands):

                                                                         DECEMBER 31,
                                                            ---------------------------------------  SEPTEMBER 30,
                                                               1993         1994          1995           1996
                                                            ----------  ------------  -------------  -------------
Future cash inflow........................................  $   84,000  $  2,997,000  $   1,405,000   $ 4,336,000
Future production, development and abandonment costs......        ( --)     (755,000)      (329,000)     (743,000)
                                                            ----------  ------------  -------------  -------------
Future cash flows before income taxes.....................      84,000     2,242,000      1,076,000     3,593,000
Future income taxes.......................................      --           --            --             --
                                                            ----------  ------------  -------------  -------------
Future net cash flows.....................................      84,000     2,242,000      1,076,000     3,593,000
10% Discount factor.......................................     (24,000)     (636,000)      (305,000)     (818,000)
                                                            ----------  ------------  -------------  -------------
Standardized measure of discounted future net cash flow...  $   60,000  $  1,606,000  $     771,000   $ 2,775,000
                                                            ----------  ------------  -------------  -------------
                                                            ----------  ------------  -------------  -------------
Changes in standardized measure of discounted future net
  cash flows:
  Sales of oil, gas and natural gas liquids, net of
    production costs......................................              $   (270,000) $    (196,000)  $  (357,000)
  Extensions, discoveries and other additions.............                 1,878,000        349,000     2,373,000
  Revisions of estimates of reserves proved in prior
    years:
    Quantities estimated..................................                   --          (1,280,000)     (338,000)
    Net changes in price and production cost..............                   --             (71,000)      153,000
  Accretion of discount...................................                     6,000        161,000        58,000
  Changes in future development costs.....................                  (112,000)       103,000        31,000
  Changes in production rates (timing) and other..........                    44,000         99,000        84,000
                                                                        ------------  -------------  -------------
  Net change..............................................              $  1,546,000  $    (835,000)  $ 2,004,000
                                                                        ------------  -------------  -------------
                                                                        ------------  -------------  -------------

    Estimated future cash inflows are computed by applying year-end prices of oil and gas to year-end quantities of proved reserves. Future price changes are considered only to the extent provided by contractual arrangements. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions. Estimated future income tax expense is calculated by applying year-end statutory tax rates to estimated future pretax net cash flows related to proved oil and gas reserves, less the tax basis (including net operating loss carryforwards projected to be usable) of the properties involved.

    These estimates were determined in accordance with SFAS No. 69. Because of unpredictable variances in expenses and capital forecasts, crude oil and gas prices and oil and gas reserve volume estimates, as well as the arbitrary pricing and discounting assumptions used in these cash flow estimates,

                             3DX TECHNOLOGIES INC.

             (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE NINE

         MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

16. OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (CONTINUED) management believes the usefulness of this data is limited. These estimates of future net cash flows do not necessarily represent management's assessment of estimated fair market value, future profitability or future cash flow to the Company. Management's investment and operating decisions are based upon reserve estimates that include proved as well as probable reserves and upon different price and cost assumptions from those used herein.

    The future cash flows presented in the "Standardized Measures of Discounted Future Net Cash Flows" are based on year-end oil and gas prices for oil and gas reserves. The Company does not have oil and gas reserves which are committed under oil and gas contracts.

                                                                      APPENDIX A

October 22, 1996

3DX Technologies Inc.
12012 Wickchester, Suite 250
Houston, TX 77079-1218

Gentlemen:

    The estimated reserve volumes and future income amounts presented in this report are related to hydrocarbon prices. September 1996 hydrocarbon prices were used in the preparation of this report as required by the Securities and Exchange Commission (SEC) and Financial Accounting Standards Bulletin No. 69 (FASB 69) guidelines; however, actual future prices may vary significantly from September 1996 prices. Therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report.

    The Company's reserves are located in onshore and offshore Texas and in Federal waters offshore Louisiana. Our estimates of the net proved reserves attributable to the interests of 3DX Technologies Inc. (referred to herein as the Company), as of September 30, 1996 are presented below:

                                                                       PROVED NET RESERVES
                                                                     AS OF SEPTEMBER 30, 1996
                                                                  ------------------------------
                                                                    GAS, MMCF    LIQUID, BARRELS
                                                                  -------------  ---------------
Developed and Undeveloped.......................................        2,146          27,305
Developed.......................................................        2,146          27,305

    All hydrocarbon liquid reserves are expressed in standard 42 gallon barrels. All gas volumes are sales gas expressed in MMCF at the pressure and temperature bases of the area where the gas reserves are located.

    Proved reserves of crude oil, concentrate, natural gas, and natural gas liquids are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing conditions. Reservoirs are considered proved if economic producibility is supported by actual production or formation tests. In certain instances, proved reserves are assigned on the basis of a combination of core analysis and electrical and other type logs which indicate the reservoirs are analogous to reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. The area of a reservoir considered proved includes (1) that portion delineated by drilling and defined by fluid contacts, if any, and (2) the adjoining portions not yet drilled that can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of data on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir. Proved reserves are estimates of hydrocarbons to be recovered from a given date forward. They may be revised as hydrocarbons are produced and additional data become available. Proved natural gas reserves are comprised of non-associated, associated, and dissolved gas. An appropriate reduction in gas reserves has been made for the expected removal of natural gas liquids, for lease and plant fuel, and the exclusion of non-hydrocarbon gases if they occur in significant quantities and are removed prior to sale. Reserves that can be produced economically through the application of improved recovery techniques are included in the proved classification when these qualifications are met: (1) successful testing by a pilot project or the operation of an installed program in the reservoir provides support for the engineering analysis on which the project or program was based, and

(2) it is reasonably certain the project will proceed. Improved recovery includes all methods for supplementing natural reservoir forces and energy, or otherwise increasing ultimate recovery from a reservoir, including (1) pressure maintenance, (2) cycling, and (3) secondary recovery in its original sense. Improved recovery also includes the enhanced recovery methods of thermal, chemical flooding, and the use of miscible and immiscible displacement fluids. Estimates of proved reserves do not include crude oil, natural gas, or natural gas liquids being held in underground storage. Depending on the status of development, these proved reserves are further subdivided into:

        (i) "developed reserves" which are those proved reserves reasonably expected to be recovered through existing wells with existing equipment and operating methods, including (a) "developed producing reserves" which are those proved developed reserves reasonably expected to be produced from existing completion intervals now open for production in existing wells, and
    (b) "developed non-producing reserves" which are those proved developed reserves which exist behind the casing of existing wells which are reasonably expected to be produced through these wells in the predictable future where the cost of making such hydrocarbons available for production should be relatively small compared to the cost of a new well; and

        (ii) "undeveloped reserves" which are those proved reserves reasonably expected to be recovered from new wells on undrilled acreage, from existing wells where a relatively large expenditure is required, and from acreage for which an application of fluid injection or other improved recovery technique is contemplated where the technique has been proved effective by actual tests in the area in the same reservoir. Reserves from undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are included only where it can be demonstrated with reasonable certaintity that there us continuity of production from the existing productive formation.

    The Company has interests in certain tracts which have substantial additional hydrocarbon quantities which cannot be classified as proved and consequently are not included herein. The Company has active exploratory and development drilling programs which may result in the reclassification of significant additional volumes to the proved category.

    In accordance with the requirements of FASB 69, our estimates of future cash inflows, future costs and future net cash inflows before income tax as of September 30, 1996 from this report are presented as follows:

                                                                         AS OF SEPTEMBER 30,
                                                                                1996
                                                                       -----------------------
Future Cash Inflows..................................................       $   4,239,599
Future Costs
  Production.........................................................       $     549,092
  Development........................................................             183,571
                                                                              -----------
Future Net Cash Inflows Before Income Tax............................       $   3,506,936
Present Value at 10% Before Income Tax...............................       $   2,723,338

    The future cash inflows are gross revenues before any deductions. The production costs were based on current data and include production taxes, ad valorem taxes and certain other items such as transportation costs in addition to the operating costs directly applicable to the individual leases or wells. The development costs were based on current data and include dismantlement and abandonment costs net of salvage for properties where such costs are relatively significant.

    The Company furnished us with gas prices in effect at September 30, 1996 and with its forecasts of future gas prices which take into account SEC guidelines, current market prices, and contract prices. In accordance with SEC guidelines, the future gas prices used in this report make no alllowances for future gas price increases which may occur as a result of inflation nor do they account for seasonal variations in gas prices which may occur future yearly average gas prices to be somewhat lower than September 30, 1996 gas prices.

    The Company furnished us with liquid prices in effect at September 30, 1996 and these prices were held constant to depletion of the properties. In accordance with SEC guidelines, changes in liquid prices subsequent to September 30, 1996 were not considered in this report.

    Operating costs for the leases and wells in this report were based on the operating expense reports of the Company and include only these costs directly applicable to the leases or wells. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. Development costs were furnished to us by the Company and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The current operating and development costs were held constant throughout the life of the properties. The estimated net cost of abandonment after salvage was included for properties where abandonment costs net of salvage are significant. The estimates of the net abandonment costs furnished by the Company were accepted without independent verification. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses and exploration and development prepayments. No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist.

    The estimates of reserves presented herein are based upon a detailed study of the properties in which the Company owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities which may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. The Company has informed us that they have furnished us all of the accounts, records, geological and engineering data and reports, and other data required for this investigation. The ownership interests, prices, and other factual data furnished by the Company were accepted without independent verification. The estimates presented in this report are based on data available through September 1996.

    The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations. The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies.

    While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with the rules adopted by the SEC, omitted from consideration in making this evaluation.

    Neither we nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future cash inflows for the subject properties.

                                            Very truly yours,
                                           RYDER SCOTT COMPANY
                                           PETROLEUM ENGINEERS
                                            /s/ DON P. GRIFFIN
                                ------------------------------------------
                                           Don P. Griffin, P.E.
                                              VICE PRESIDENT

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    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    9
The Company...............................................................   16
Use of Proceeds...........................................................   17
Dividend Policy...........................................................   17
Dilution..................................................................   18
Capitalization............................................................   19
Selected Financial Data...................................................   20
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   22
Business..................................................................   33
Management................................................................   49
Certain Transactions......................................................   55
Principal and Selling Stockholders........................................   57
Description of Capital Stock..............................................   58
Shares Eligible for Future Sale...........................................   62
Underwriting..............................................................   64
Legal Matters.............................................................   65
Experts...................................................................   65
Additional Information....................................................   65
Glossary of Certain Industry Terms........................................   67
Index to Financial Statements.............................................  F-1
Summary Report of Ryder Scott Company.....................................  A-1

                            ------------------------

    UNTIL JANUARY 13, 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                2,500,000 SHARES

                             3DX TECHNOLOGIES INC.

                                     [LOGO]

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                      HOWARD, WEIL, LABOUISSE, FRIEDRICHS
                                  INCORPORATED

                              PETRIE PARKMAN & CO.

                            DATED DECEMBER 19, 1996

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